File No.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10

GENERAL FORM FOR REGISTRATION OF SECURITIES

Pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934

SOUTHERN CALIFORNIA BANCORP

(Exact name of registrant as specified in its charter)

California	84-3288397
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

12265 El Camino Real, Suite 210 San Diego, California	92130
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (844) 265-7622

Copies to:

David I. Rainer Chief Executive Officer Southern California Bancorp 12265 El Camino Real, Suite 210 San Diego, California 92130 (844) 265-7622	Joshua A. Dean David J. Gershon Sheppard, Mullin, Richter & Hampton LLP 650 Town Center Drive, 10th Floor Costa Mesa, California 92626 (714) 424-8292

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, no par value per share	The Nasdaq Stock Market LLC

Securities to be registered pursuant to Section 12(g) of the Act:

None

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act:

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☒

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Explanatory Note

Southern California Bancorp is filing this General Form for Registration of Securities on Form 10 to register its common stock, no par value per share, pursuant to Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Once this registration statement is deemed effective, Southern California Bancorp will be required to file annual reports on Form 10-K, quarterly reports on Form 10-Q, and current reports on Form 8-K, and to comply with all other obligations of the Exchange Act applicable to issuers filing registration statements pursuant to Section 12(b) of the Exchange Act.

We are an “emerging growth company” under the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”) and as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”). We are also a “smaller reporting company” as defined in Exchange Act Rule 12b-2. As such, we may elect to comply with certain reduced public company reporting requirements in future reports that we file with the Securities and Exchange Commission (the “SEC”).

Unless the context indicates otherwise, all references in this registration statement to “we,” “us,” “our,” or “the Company” refer to Southern California Bancorp and Bank of Southern California, N.A. collectively and on a consolidated basis, except that in the discussion of our capital stock and related matters, these terms refer solely to Southern California Bancorp. All references to the “Bank” refer to Bank of Southern California, N.A. only.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this registration statement are forward-looking statements. These forward-looking statements include statements relating to our projected growth, anticipated future financial performance, financial condition, credit quality and management’s long-term performance goals, as well as statements relating to the anticipated effects on our business, financial condition and results of operations from expected developments or events, our business, growth and strategies. These statements, which are based on certain assumptions and estimates and describe our future plans, results, strategies and expectations, can generally be identified by the use of the words and phrases “may,” “will,” “should,” “could,” “would,” “goal,” “plan,” “potential,” “estimate,” “project,” “believe,” “intend,” “anticipate,” “expect,” “target,” “aim,” “predict,” “continue,” “seek,” “projection” and other variations of such words and phrases and similar expressions.

We have made the forward-looking statements in this registration statement based on assumptions and estimates that we believe to be reasonable in light of the information available to us at this time. However, these forward-looking statements are subject to significant risks and uncertainties, and could be affected by many factors. Factors that could have a material adverse effect on our business, consolidated financial condition, consolidated results of operations and future growth prospects can be found in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of this registration statement and elsewhere in this registration statement. These factors include, but are not limited to, the following:

●	recent volatility and uncertainty facing the banking industry following the recent failures of financial institutions;

●	challenges related to increasing interest rates and the impact on our consolidated financial condition and consolidated results of operations;

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●	our ability to manage our liquidity;

●	business and economic conditions nationally, regionally and in our target markets, particularly in Southern California, which is the principal area in which we operate;

●	the lack of soundness of other financial institutions;

●	the possibility that we may be required to pay special assessments or higher premiums for deposit insurance;

●	disruptions to the credit and financial markets, either nationally, regionally or locally;

●	our dependence on the Bank for dividends;

●	concentration of our loan portfolio in commercial loans, which loans may be dependent on the borrower’s cash flows for repayment and, to some extent, the local and regional economy;

●	concentration of our loan portfolio in loans secured by real estate and changes in the prices, values and sales volumes of commercial and residential real estate;

●	risks related to construction and land development lending, which involves estimates that may prove to be inaccurate and collateral that may be difficult to sell following foreclosure;

●	risks related to Small Business Administration (“SBA”) lending, including the risk that we could lose our designation as an SBA Preferred Lender;

●	risks related to consumer loans, the repayment of which may be dependent on the borrower’s cash flows and may be unsecured;

●	concentration of our business activities within the geographic area of Southern California;

●	credit risks in our loan portfolio, the adequacy of our reserves for credit losses and the appropriateness of our methodology for calculating such allowance for loan losses;

●	the impact of the COVID-19 pandemic;

●	the impact of natural disasters, including earthquakes, floods, droughts, and fires, particularly in Southern California;

●	our ability to manage the growth of our business and organization;

●	risks related to any future acquisitions, including transaction expenses, the potential distraction of management resources and the possibility that we will not realize anticipated benefits from any future acquisitions;

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●	competition in the banking industry, nationally, regionally or locally;

●	failure to maintain adequate liquidity and regulatory capital and comply with evolving federal and state banking regulations;

●	inability of our risk management framework to effectively mitigate credit risk, interest rate risk, liquidity risk, price risk, compliance risk, technology risk, operational risk, strategic risk and reputational risk;

●	our dependence on our management and our ability to attract and retain experienced and talented bankers;

●	failure to keep pace with technological change or difficulties when implementing new technologies;

●	system failures, data security breaches, including as a result of cyber-attacks, or failures to prevent breaches of our network security;

●	our reliance on communications and information systems to conduct business and reliance on third parties and their affiliates to provide key components of business structure, any disruptions of which could interrupt operations or increase the costs of doing business;

●	fraudulent and negligent acts by our customers, employees or vendors;

●	our ability to prevent or detect all errors or fraud with our financial reporting controls and procedures;

●	increased loan losses or impairment of goodwill and other intangibles;

●	an inability to raise necessary capital to fund our growth strategy, operations, or to meet increased minimum regulatory capital levels;

●	the sufficiency of our capital, including sources of such capital and the extent to which capital may be used or required;

●	provisions of our charter documents and federal banking laws that could deter or delay an acquisition of the Company or changes in our management, even if beneficial to our shareholders;

●	the institution and outcome of litigation and other legal proceedings to which we become subject;

●	the impact of recent and future legislative and regulatory changes;

●	examinations by our regulatory authorities, including the possibility that the regulatory authorities may, among other things, require us to increase our allowance for credit losses, slow the growth of our commercial real estate loans or write-down assets, or otherwise impose restrictions or conditions on our operations, including, but not limited to, our ability to acquire or be acquired;

●	our status as an emerging growth company and a smaller reporting company, which reduces our disclosure obligations under the federal securities laws compared to other publicly traded companies;

●	the impact of current and future governmental monetary and fiscal policies; and

●	other factors and risks described under Item 1A. “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” under Item 2. “Financial Information” of this document.

Because of these risks and other uncertainties, our actual results, performance or achievement, or industry results, may be materially different from the anticipated or estimated results discussed in the forward-looking statements in this registration statement. Our past results of operations are not necessarily indicative of our future results. You should not rely on any forward-looking statements, which represent our beliefs, assumptions and estimates only as of the dates on which they were made, as predictions of future events. We undertake no obligation to update these forward-looking statements, even though circumstances may change in the future, except as required under federal securities law. We qualify all of our forward-looking statements by these cautionary statements.

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Item 1. Business

General Overview

Southern California Bancorp is a California corporation incorporated on October 2, 2019 and is headquartered in Del Mar, California. On May 15, 2020, we completed a reorganization whereby Bank of Southern California, N.A. became a wholly owned subsidiary of the Company. We are regulated as a bank holding company by the Board of Governors of the Federal Reserve System (“Federal Reserve”). The Bank operates under a national charter and is regulated by the Office of Comptroller of the Currency (“OCC”).

The Bank began business operations in December 2001 under the name Ramona National Bank in Ramona, California, a small community 45 miles inland from San Diego, to meet the financial needs of the local community. In November 2006, the Bank’s name was changed to First Business Bank, N.A. and its strategy was redirected towards the business and professional community in San Diego County. In May 2010, the Bank’s name was rebranded to Bank of Southern California, N.A., to better reflect our regional aspirations and goals. Since its founding, our franchise has experienced significant growth through our dedication to serving the communities in which we operate. As of December 31, 2022, our consolidated assets have grown to $2.28 billion and our branch footprint has been extended along the California coast from San Diego County to Ventura County and east to the Inland Empire.

Community support is integral to who we are, how we operate, and our success in each community we bank. We have deep roots in the communities in which we do business in, through our donations, our regional Advisory Boards, and our employee involvement in local nonprofits. We support our communities through philanthropic giving to nonprofit organizations with which we generally have a direct banking (including investments, deposits, and loans) and/or Community Reinvestment Act (“CRA”) service or referral relationship. Our Advisory Boards consist of leaders in the local business communities that offer insights into business conditions in the regional area and introduce us to prospective clients. Our employees are encouraged to volunteer their time to serve their communities in various capacities, including serving on the board of directors of non-profit organizations throughout Southern California.

As a relationship-focused community bank, we offer a range of financial products and services to individuals, professionals, and small- to medium-sized businesses, which we define as businesses with annual revenues of less than $100 million, through our 13 branch offices serving Orange, Los Angeles, Riverside, San Diego and Ventura counties. We have kept a steady focus on our solution-driven, relationship-based approach to banking, providing clients accessibility to decision makers and enhancing value through strong client partnerships. Our lending products consist primarily of construction and land development loans, commercial real estate (“CRE”) loans, commercial and industrial (“C&I”) loans, U.S. SBA loans, and consumer loans. Our deposit products consist primarily of demand, money market, and certificates of deposit accounts and we offer treasury management services including online banking, cash vault, sweep accounts, and lockbox services.

As of December 31, 2022, we had total consolidated assets of $2.28 billion, total loans, including loans held for sale, of $1.91 billion, total deposits of $1.93 billion and total shareholders’ equity of $260.4 million.

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Nasdaq Listing Application

Concurrently with filing this Registration Statement with the SEC, we will apply for approval to list the shares of our common stock on the Nasdaq Capital Market under our current symbol “BCAL.” Our common stock is currently quoted on the OTC Pink Open Market under the trading symbol “BCAL.”

Our Strategy

In late 2020, with the appointment of David I. Rainer as Executive Chairman of the Board of Directors of the Company (the “Board”), and the addition of a group of seasoned Southern California banking executives with demonstrated past performance, we began an aggressive plan to tailor our footprint to align with our expanded commercial banking strategy and position ourselves as the commercial bank of choice for small- to medium-sized businesses in Southern California. This resulted in the expansion of the franchise through the opening of regional banking offices and branches in key Southern California markets, with a focus on relationship-based commercial banking, including locations in West Los Angeles, the San Fernando Valley and Ventura.

The expansion also included our acquisition of Bank of Santa Clarita (“BSCA”), located in an attractive banking community north of Los Angeles, with a business model very complimentary to ours. The acquisition of BSCA was announced on April 27, 2021, and completed on October 1, 2021. Additionally, in a move designed to align our branch network to support our evolving commercial banking model, we announced the sale of our Orange, Redlands, and Santa Fe Springs retail branches on April 19, 2021, which was completed on September 24, 2021.

In late 2021, we hired a highly skilled lending production and related support team, a successful SBA lending team, and key strategic team members in the Finance and Accounting groups. In the future, with the expanded skilled infrastructure, our efforts will focus on organic growth while remaining opportunistic on strategic acquisitions that align with our business model.

Our management team is strongly aligned to execute the Company’s strategic vision and believes there is an extraordinary opportunity in Southern California for a commercial bank to provide excellent service and banking products to small and medium-sized businesses, as well as to commercial real estate owners and investors. Management’s confidence in this opportunity is based on the fact that the region has the highest concentration of small businesses in the nation, while the region has also experienced a 61% decrease in banks headquartered in the area over the last 22 years, according to regulatory data available as of December 31, 2022, from the Federal Deposit Insurance Corporation (“FDIC”), the OCC, and the Federal Reserve Bank. Our experience has shown us that small business owners will gravitate to a bank that offers them personalized, high-touch customer service that is generally unavailable to them from bigger banks. Our strategy is to grow the franchise in order to serve those customers, to increase value for our shareholders, to provide opportunities for employee development, and to serve the broader community.

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In serving our community, we participated in the U.S. Small Business Administration’s Paycheck Protection Program (“PPP”), which helped local businesses keep their work forces employed during the pandemic. We funded nearly 5,100 PPP loans for approximately $800 million and their associated new relationships considerably increased our customer base, as we were successful in converting many of these PPP transactions into full banking relationships.

We will continue to target small- to medium-sized businesses and their owners in the primary markets we serve.

Our Market Area

Headquartered in Del Mar, California, we currently operate 13 branch locations throughout Southern California, and have administrative offices in Cerritos, Downtown Los Angeles, Irvine, and San Diego. We define our target market as the counties of Orange, Los Angeles, Riverside, San Diego and Ventura.

In its December 2021 Quarterly Report, the UCLA Anderson School of Management estimated Southern California to be the 13th largest economy in the world. The State of California Economic Development Department reports there are a total of 951,000 small to medium-sized businesses in our target market. We believe that the lack of community banks in Southern California offers us an extraordinary market opportunity.

Our business clientele is generally comprised of small to medium-sized businesses engaged in any of the following Southern California business sectors:

●	Manufacturing

●	Wholesale Distribution

●	Professional Services

●	Commercial Real Estate

●	Healthcare

●	Hospitality

●	Non-Profit Organizations

Competition

The banking business is highly competitive, and we face competition in our market areas from many other local, regional, and national financial institutions. Competition among financial institutions is based on interest rates offered on deposit accounts, interest rates charged on loans, other credit and service products, charges relating to products and services, the quality and scope of the services rendered, and, in the case of loans to commercial borrowers, relative lending limits and timely decisions and responses to customer needs. We compete with commercial banks, credit unions, mortgage banking firms, finance companies, non-bank lenders, including “fintech” lenders, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market areas and elsewhere. The competing major commercial banks have greater resources that may provide them a competitive advantage by enabling them to maintain numerous branch offices, mount extensive advertising campaigns and invest in new technologies. The increasingly competitive environment is the result of changes in regulation, changes in technology and product delivery systems, additional non-bank financial service providers, and the accelerating pace of consolidation among financial services providers.

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The financial services industry could become even more competitive as a result of legislative, regulatory and technological changes and continued consolidation. Banks, securities firms and insurance companies can merge under the umbrella of a financial holding company, which can offer most types of financial services, including banking, securities underwriting, insurance (both agency and underwriting) and merchant banking. Also, technology has lowered barriers to entry and made it possible for non-banks to offer products and services traditionally provided by banks, such as automatic transfer and automatic payment systems.

Some of our non-banking competitors, such as fintech lenders, have fewer regulatory constraints and may have lower cost structures. In addition, some of our competitors have assets, capital and lending limits greater than ours, have greater access to capital markets and offer a broader range of products and services than we do. These institutions may have the ability to finance wide-ranging advertising campaigns and may also be able to offer lower rates on loans and higher rates on deposits than we can offer. Some of these institutions offer services, such as international banking, which we do not offer, except for a limited suite of services such as international wires and currency exchange through a third party.

We compete with these institutions by focusing on our position as an independent, commercial business bank with strong knowledge of our markets through our local advisory boards. We support local community activities, and have personal relationships with our customers established by our officers, directors, and employees. We pride ourselves in providing specialized services tailored to meet the needs of the customers we serve. We actively cultivate relationships with our customers that extend beyond a single loan to a full suite of products and services that serve the needs of our commercial customers. Our goal is to develop long-standing connections with our customers and the communities that we serve. While our position varies by market, we believe that we can compete effectively as a result of local market knowledge, local decision making, and awareness of customer needs.

Our Business

General

We offer a full array of competitively priced commercial loan and deposit products, as well as other services delivered directly or through strategic alliances with other service providers. The products offered are aimed at both business and individual customers in our target market.

Credit Administration and Loan Review

The safety of a bank’s capital is dependent on the quality of its loan portfolio. We believe high quality loans are typically associated with a bank that has a simple but concise loan policy. Accordingly, our loan policies set out guidelines for the underwriting and extension of credit that are specific to us. These policies enable us to underwrite loans in a focused, efficient manner that incorporates our credit culture and strategic objectives.

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Lending is a dynamic process and is dependent on the assessment of the adequacy and reliability of a borrower’s cash flow, collateral, integrity and willingness to repay the loan according to normal and customary terms. We understand the nature of gathering information, assessing its value and then making a decision based on the testing of fact. Our policies are designed to help ensure that all loan applicants are credit-checked thoroughly and the decision to provide a credit extension is made only after all pertinent information is developed and analyzed.

Basic to developing mutually profitable relationships is flexibility and adaptability to our clients requirements, while adhering to sound lending principles and objectives. Our strategy for evaluating credit worthiness is to follow conservative loan policies and consistent underwriting practices.

The following are key objectives of our loan philosophy:

a.	Sound and constructive extension of credit based on the adequacy and reliability of cash flow.

b.	Structuring loan terms around the purpose of the loan and the corresponding primary repayment source.

c.	Assessing management experience, track record and quality of the management team.

d.	Relationship-based loan extensions that include a deposit relationship, and not solely transaction based. Loans are generally extended to individuals and businesses that have high integrity and benefit both us and the community.

e.	We do not discriminate on the basis of color, race, national origin, religion, sexual orientation, marital status, disability, age or gender. We seek to provide credit to all borrowers who qualify, applying both the letter and spirit of all regulations relating to lending and credit.

Lending Limits

As a national bank, our ability to make aggregate loans-to-one-borrowing relationship is generally limited to 15% of unimpaired capital and surplus. If the loan is secured by readily marketable collateral, the limit is raised by 10%, bringing the total to 25% of unimpaired capital and surplus. At December 31, 2022, our limit on aggregate loans-to-one-borrower was $39.1 million for loans that are not fully secured. Our legal lending limit will increase or decrease as our level of capital increases or decreases. We may sell participations in our loans to other financial institutions to manage the risk involved in large dollar loans or to manage portfolio concentrations and to meet the lending needs of our customers requiring extensions of credit in excess of regulatory limits.

Lending Products

We offer a diversified mix of business loans primarily encompassing the following loan products: (i) construction and land development loans; (ii) real estate loans; (iii) C&I loans; (iv) SBA loans, guaranteed in part by the U.S. Government; and (v) consumer loans. We occasionally offer lines of credit, secured by a lien on real estate owned by our clients, which may include the primary personal residence of our clients; such lines of credit generally are requested to accommodate the business and investment needs of that customer. We encourage relationship banking, obtaining a substantial portion of each borrower’s banking business, including deposit accounts. We will engage in transactional-based lending only for borrowers with a history of successful track records who typically have worked with our employees here or at other banks and have a good record of repayment.

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The following table presents the composition of our loans held for investment portfolio at December 31, 2022.

(dollars in thousands)	Non SBA Loans	% of Total	SBA Loans		% of Total	Total	% of Total
Construction and land development	$237,061	12.5%	$2,006		0.1%	$239,067	12.6%
Real estate - other:
1-4 family residential	144,322	7.6%	—		—%	144,322	7.6%
Multifamily residential	218,606	11.5%	—		—%	218,606	11.5%
Commercial real estate and other	860,218	45.3%	98,458		5.2%	958,676	50.5%
Commercial and industrial	312,097	16.5%	19,547	(1)	1.0%	331,644	17.5%
Consumer	5,458	0.3%	—		—%	5,458	0.3%
Loans held for investment(2)	$1,777,762	93.7%	$120,011		6.3%	$1,897,773	100.0%

(1)	SBA loans include PPP loans with total outstanding principal of $3.6 million and net unearned fees of $76 thousand at December 31, 2022.

(2)	Loans held for investment includes net unearned fees of $3.3 million and net unearned discount of $1.8 million at December 31, 2022.

Construction and Land Development Loans

We offer adjustable rate residential and commercial construction loan financing to builders, developers and consumers. Product type may be residential housing or commercial structures. The term of construction and development loans generally is limited to 12 to 36 months. Most loans require payment in full upon the sale or refinance of the property, unless the project is user-owned which would then convert to a conventional term loan. Management believes that construction and development loans generally carry a higher degree of risk than long-term financing of stabilized, rented, and owner-occupied properties because repayment depends on the ultimate completion of the project and usually on the subsequent sale or refinance of the property. Specific material risks may include:

●	Unforeseen delays in the building or the project

●	Cost overruns or inadequate contingency reserves

●	Poor management of construction process

●	Inferior or improper construction techniques

●	Changes in the economic environment during the construction period

●	A downturn in the real estate market

●	Rising interest rates which may impact the sale of the property and its price

●	Failure to sell or stabilize completed projects in a timely manner

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We attempt to reduce risks associated with construction and land development loans typically by obtaining personal guarantees and by keeping the maximum loan-to-value ratio at or below 75%, depending on the project type. Many of our loans will include interest reserves built into the loan commitment. Generally, for owner-occupied commercial construction loans, we will require periodic cash payments for interest from the borrower’s cash flow. As of December 31, 2022, we had $237.1 million of construction and development loans, or 12.5% of our loans held-for-investment portfolio, excluding SBA loans. There were no non-performing construction and land development loans at December 31, 2022, excluding non-performing SBA loans at December 31, 2022.

Real Estate Loans

A significant component of our loan portfolio is real estate loans. These loans are secured by single family residential properties (one to four units), multifamily residential properties (five or more units), owner-occupied CRE, and non-owner-occupied CRE. Real estate loans are subject to the same general risks as other loans and may also be impacted by changing demographics, collateral maintenance, and product supply and demand. Rising interest rates, as well as other factors arising after a loan has been made, could negatively affect not only property values but also a borrower’s cash flow, creditworthiness, and ability to repay the loan. Increasing interest rates can impact real estate values as rising rates generally cause a similar movement in capitalization rates which can cause real estate collateral values to decline. We usually obtain a security interest in real estate, in addition to any other available collateral, in order to increase the likelihood of the ultimate repayment of the loan. We do not underwrite closed-end term consumer loans secured by a borrower’s residence. Junior liens may be considered in connection with a consumer home equity line of credit (“HELOC”), or as additional collateral support for SBA and other business loans.

As of December 31, 2022, we had $1.22 billion of real estate loans, or 64.5% of our loans held for investment portfolio, excluding SBA loans. These included $612.5 million of loans secured by non-owner occupied CRE, $243.6 million of loans secured by owner-occupied CRE, $218.6 million of loans secured by multifamily residential properties, and $144.3 million of loans secured by single family residential properties, of which $24.0 million were HELOCs. There were $39 thousand non-performing real estate loans, excluding non-performing SBA loans, at December 31, 2022.

Our CRE loans generally have terms of 10 years or less, although payments may be structured on a longer amortization basis. Each borrower is evaluated on an individual basis with an emphasis on determining their business risks and credit profile. We work to reduce credit risk in the CRE portfolio by emphasizing loans on owner-occupied industrial, office, and multi-family buildings, where the loan-to-value ratio, established by independent appraisals, does not exceed 60-75% of cost or appraised value. Generally, we also require that a borrower’s cash flow exceed 125% of monthly debt service obligations. In order to provide secondary sources of repayment and liquidity to support a loan request, we typically review all of the personal financial statements of the principal owners and require their personal guarantees. Commercial real estate loans are generally viewed as having more risk of default than residential real estate loans. They are also typically larger than most residential real estate loans and consumer loans and depend on cash flows from the owner’s business or the property to service the debt. Because our loan portfolio contains a number of CRE loans with relatively large balances, the deterioration of one or a few of these loans could cause a significant increase in our levels of nonperforming assets.

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Commercial and Industrial Loans

Our C&I loans are generally made to businesses located in the Southern California region and surrounding communities. These loans are made to finance operations, to provide working capital, or for specific purposes such as to finance the purchase of assets or equipment or to finance accounts receivable and inventory. Our C&I loans may be secured (other than by real estate) or unsecured. They may take the form of single payment, installment, or lines of credit. These are generally based on the financial strength and integrity of the borrower and guarantor(s) and generally (with some exceptions) are collateralized by short-term assets such as accounts receivable, inventory, equipment, or a borrower’s other business assets. Commercial term loans are typically made to finance the acquisition of fixed assets, refinance short-term debt originally used to purchase fixed assets or, in rare cases, to finance the purchase of businesses. As of December 31, 2022, we had $312.1 million of C&I loans, or 16.5% of our loans held for investment portfolio, excluding SBA loans. There were no non-performing C&I loans, excluding non-performing SBA loans, at December 31, 2022.

Small Business Administration Loans

Small Business Administration Loans

We expanded our SBA division in late 2021. We are designated as a Preferred Lender under the SBA Preferred Lender Program. As an SBA Preferred Lender, we are able to offer SBA loans to our customers without the potentially lengthy SBA approval process for application, servicing or liquidation actions required for lenders that are not SBA Preferred Lenders. We offer both an SBA 7(a) loan program, generally at variable rates, and an SBA 504 loan program, generally with an initial fixed rate for a term of between five and seven years. These SBA loans are reported in construction and land loans, real estate loans, and C&I loans.

We originate SBA 7(a) loans with the intention of selling the guaranteed portion in the secondary market as soon as the loan is fully funded and the guaranteed portion may be sold. The SBA 7(a) loan program provides up to a 75% guaranty for loans greater than $150,000, an 85% guaranty for loans $150,000 or less and, in certain circumstances, up to a 90% guaranty. The maximum SBA 7(a) loan amount is $5 million and typically these loans are non-real estate secured loans and mature in 10 years or less. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper underwriting and servicing by the lender. Consideration for the sale includes the cash received as well as the related servicing asset. We receive servicing fees ranging from 0.25% to 1.00% for the services provided. The portions of the SBA 7(a) loans not sold but collateralized by real estate are monitored by collateral type and are included in our loans held for investment portfolio.

The SBA 504 loan program is not guaranteed by the SBA, as there is a junior lien loan that is funded separately by the SBA. The SBA 504 loan program consists of real estate backed commercial mortgages where we have the first mortgage and the SBA has the second mortgage on the property. Generally, we have a 50% loan-to-value ratio on SBA 504 loan program loans at the origination date. Our SBA 504 loans are typically made to manufacturing companies, wholesalers and retailers, hotels/motels, and other service businesses for the purpose of purchasing real estate, refinancing real estate, and property improvements or business equipment needs. SBA 504 loans can have maturities of up to 25 years. In addition to real estate, collateral may also include inventory, accounts receivable and equipment. SBA loans are personally guaranteed.

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As of December 31, 2022, we had $116.5 million of SBA loans, excluding PPP loans, or 6.1% of total loans held for investment. There were $2 thousand non-performing SBA loans, excluding PPP loans at December 31, 2022.

SBA Paycheck Protection Program Loans

We participated in the PPP, which helped local businesses keep their work forces employed during the pandemic. We funded nearly 5,100 SBA PPP loans for approximately $800 million and their associated new relationships considerably increased our customer base, as we were successful in converting many of these SBA PPP transactions to full banking relationships. These loans are fully guaranteed by the SBA and carry a fixed rate of 1.00%. Borrowers who used the funds from their PPP loans to maintain payroll and for certain fixed expenses such as rent, occupancy, etc. are eligible to have 100% of their loans forgiven by the SBA. These SBA PPP loans are reported in C&I loans. As of December 31, 2022, we had $3.5 million SBA PPP loans, or 0.2% of total loans held for investment. There were no non-performing SBA PPP loans, at December 31, 2022.

Consumer Loans

We occasionally make loans to individuals for personal and household purposes, including secured and unsecured installment loans and revolving lines of credit. Consumer loans are underwritten based on the borrower’s income, current debt level, past credit history, and the availability and value of collateral. Consumer rates are both fixed and variable, with negotiable terms. Our installment loans typically amortize over periods up to 5 years. Although we typically require monthly payments of interest and a portion of the principal on our loan products, we will offer consumer loans with a single maturity date when a specific source of repayment is available. Consumer loans are generally considered to have greater risk than first or second mortgages on real estate because they may be unsecured, or, if they are secured, the value of the collateral may be difficult to assess and more likely to decrease in value than real estate. As of December 31, 2022, we had $5.5 million consumer loans, or 0.3% of total loans held for investment. There were no non-performing consumer loans at December 31, 2022.

Deposit Products

We offer comprehensive treasury services tools that are designed to improve our clients’ cash flow, minimize unnecessary fees, and maximize their earnings. These services are offered at our branch locations and include analyzed business checking accounts, remote deposit capture, ACH origination, cash vault services, courier service, and lockbox processing. Transaction accounts and time deposits are tailored to our customers and are relationship-based. Our customers primarily include businesses, business owners and their trusts, limited liability corporations, business partnerships, associations, organizations and governmental authorities. Our deposits are insured by the FDIC up to statutory limits of $250,000 per depositor. As of December 31, 2022, we had total deposits of $1.93 billion, including noninterest-bearing demand deposits of $923.9 million, or 47.8% of total deposits. Our total deposit cost was 0.23% for the year ended December 31, 2022.

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We also participate in the Insured Cash Sweep (“ICS Product”) deposit program, which allows us to offer our large deposit customers expanded FDIC insurance. Once a customer has established a transaction account under the ICS Product with us, we can then automatically allocate those customer deposits that exceed the FDIC insurance limits into smaller accounts and place those deposits at other participating FDIC insured institutions, effectively providing expanded FDIC insurance coverage. Through this ICS deposit program, we have the ability to place deposits through networks for which we receive matching deposits (“reciprocal” deposits). These reciprocal ICS deposits are not considered brokered deposits and are recorded as interest-bearing non-maturity deposits in the consolidated balance sheets.

Total interest-bearing non-maturity deposits at December 31, 2022 were $878.2 million, or 45.5% of total deposits. We participated in the Time Deposit Program administered by the California State Treasurer in 2022. As of December 31, 2022, time deposits from the State of California totaled $5.0 million. In connection with our participation in this program, we purchased $5.0 million in letters of credit issued by FHLB as collateral at December 31, 2022.

Well-capitalized institutions are not subject to limitations on brokered deposits. As of December 31, 2022, we had $20.7 million brokered time deposits, or 1.1% of total deposits. These brokered time deposits were acquired from BSCA on October 1, 2021.

Debt Securities

Our debt securities portfolio is classified as either “held-to-maturity” or “available-for-sale.” Debt securities are classified as held-to-maturity when we have the positive intent and ability to hold the securities to maturity. Debt securities classified as “available-for-sale” may be sold prior to maturity due to changes in interest rates, prepayment risks, availability of alternative investments, or to meet our liquidity needs.

The primary objective of our investing activities is to provide for the safety of the principal invested. Our secondary considerations include the maximization of earnings, liquidity and to help decrease our overall exposure to changes in interest rates. We generally invest in bonds with lower credit risk, primarily those secured by government agencies or highly-rated municipalities, to assist in the diversification of credit risk within our asset base.

Currently, we primarily invest in agency securities, municipal bonds, mortgage-backed securities, collateralized mortgage obligations securities, SBA loan pools securities, and U.S. Treasury securities.

Implications of Being an Emerging Growth Company

We qualify as an emerging growth company as that term is used in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. These provisions include:

●	a requirement to have only two years of audited financial statements and only two years of related management’s discussion and analysis of financial condition and results of operations;

●	exemption from the auditor attestation requirement in the assessment of the emerging growth company’s internal control over financial reporting under Section 404 of the Sarbanes-Oxley Act of 2002;

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●	reduced disclosure about the emerging growth company’s executive compensation arrangements; and

●	no non-binding advisory votes on executive compensation or golden parachute arrangements.

We could remain an emerging growth company for up to five years, or until the earliest of (i) the last day of the first fiscal year in which our annual gross revenues exceed $1.07 billion, (ii) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, which would occur if the market value of our common stock that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (iii) the date on which we have issued more than $1 billion in non-convertible debt during the preceding three year period. We have elected to take advantage of the reduced disclosure requirements described above regarding our executive compensation arrangements for purposes of this registration statement. In addition, we expect to take advantage of certain of the reduced reporting and other requirements of the JOBS Act with respect to the periodic reports we will file with the SEC and proxy statements that we use to solicit proxies from our shareholders.

In addition, Section 107 of the JOBS Act provides that an emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards, however, we have irrevocably “opted out” of this provision, and we will comply with new or revised accounting standards to the same extent that compliance is required for nonemerging growth public companies. See our discussion in “Item 1A - Risk Factors”.

Employees

As of December 31, 2022, we had 200 full-time equivalent employees. None of our employees are represented by any collective bargaining unit or is party to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

We provide competitive compensation and benefits packages to our employees. In addition to salaries, we provide annual bonus opportunities to all employees, and we offer a 401(k) plan with an employer matching contribution, healthcare and insurance benefits, as well as flexible and health care savings accounts.

We have implemented a Diversity, Equity, and Inclusion (DEI) Policy. A company’s commitment to diversity and inclusion is demonstrated by its leadership, its diversity policies and practices. We foster a corporate culture that embraces DEI by (i) including DEI considerations as an important part of our strategic plan for recruiting, hiring, retention, and promotion; (ii) providing periodic progress reports to the Board; (iii) conducting regular training and education opportunities on equal employment opportunity and DEI; and (iv) taking proactive steps to promote a diverse pool of candidates. We do not and will not tolerate discrimination in any form with respect to any aspect of employment.

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General Corporate Information

Our principal executive offices are located at 12265 El Camino Real, Suite 210, San Diego, California 92130 and our telephone number at that address is (844) 265-7622. Additional information can be found on our website: www.banksocal.com. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this registration statement.

Public Information

After this registration statement becomes effective, we will file annual, quarterly and current reports, proxy statements and other documents with the SEC. Our SEC filings will be available to the public on the SEC’s Internet site at http://www.sec.gov. You may also obtain these documents, free of charge, from the investor relations section of our website at http://www.banksocal.com.

Supervision and Regulation

We are extensively regulated under federal and state law. As a bank holding company, the Company is subject to the Bank Holding Company Act of 1956, as amended (the “Bank Holding Company Act”), and its primary regulator is the Federal Reserve. As a national bank, the Bank is overseen by the OCC, which has responsibility to ensure safety and soundness of the national banking system; ensure fair and equal access to financial services; enforce anti-money and anti-terrorism finance laws; and for banks under $10 billion in assets to enforce consumer protection regulations. In addition, as an insured depository institution, we are subject to regulation by the FDIC.

Federal and state laws and regulations generally applicable to financial institutions regulate our scope of business, investments, reserves against deposits, capital levels, the nature and amount of collateral for loans, the establishment of branches, mergers, acquisitions, dividends, and other matters. This regulation and supervision by the federal banking agencies is intended primarily for the protection of clients and depositors, the stability of the U.S. financial system, and the Deposit Insurance Fund administered by the FDIC and not for the benefit of stockholders or debt holders.

The following discussion explains the major legislation and regulation affecting the banking industry and how that legislation and regulation affects our business. The following summary is qualified by reference to the statutory and regulatory provisions discussed. Changes in applicable laws or regulations may have a material effect on our business and prospects, and legislative changes and the policies of various regulatory authorities may significantly affect our operations. We cannot predict the effect that fiscal or monetary policies, or new federal or state legislation or regulation may have on our future business and earnings.

Capital Adequacy

Bank holding companies and depository institutions are generally required to maintain minimum levels of capital and are subject to consolidated risk-based and leverage capital rules. Under the Federal Reserve’s Small Bank Holding Company Policy Statement, qualifying bank holding companies with total consolidated assets of less than $3 billion, such as the Company, are exempt from these consolidated capital rules. Therefore, while these capital requirements apply to the Bank, they do not currently apply to the Company on a consolidated basis.

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The federal banking agencies have adopted minimum risk-based capital requirements (Tier 1 capital, common equity Tier 1 capital (“CET1”) and total capital) and leverage capital requirements, as well as guidelines that define components of the calculation of capital and the level of risk associated with various types of assets. Financial institutions are expected to maintain a level of capital commensurate with the risk profile assigned to their assets in accordance with the guidelines.

In addition to the minimum risk-based capital and leverage ratios, depository institutions must maintain a “capital conservation buffer” consisting of CET1 in an amount equal to 2.5% of risk-weighted assets in order to avoid restrictions on their ability to make capital distributions and to pay certain discretionary bonus payments to executive officers. In order to avoid those restrictions, the capital conservation buffer effectively increases the minimum CET1 capital, Tier 1 capital, and total capital ratios for U.S. banking organizations to 7.0%, 8.5%, and 10.5%, respectively. A depository institution with capital levels falling within the buffer may be required to limit dividends, share repurchases or redemptions (unless replaced within the same calendar quarter by capital instruments of equal or higher quality), and discretionary bonus payments.

The following table presents the minimum ratios of capital required to be categorized as well-capitalized and adequately capitalized applicable to the Bank:

	Minimum Capital Required
	To be	Capital	To be Well-
	Adequately	Conservation	Capitalized under
	Capitalized	Buffer Phase-In	PCA Provisions
As of December 31, 2022:
Total Capital (to Risk-Weighted Assets)	8.0%	10.5%	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	6.0%	8.5%	8.0%
CET1 Capital (to Risk-Weighted Assets)	4.5%	7.0%	6.5%
Tier 1 Capital (to Average Assets)	4.0%	4.0%	5.0%

The capital rules require that goodwill and other intangible assets (other than mortgage servicing assets), net of associated deferred tax liabilities (“DTLs”), be deducted from CET1 capital. Additionally, deferred tax assets (“DTAs”) that arise from net operating loss and tax credit carryforwards, net of associated DTLs and valuation allowances, are fully deducted from CET1 capital. However, DTAs arising from temporary differences that could not be realized through net operating loss carrybacks, along with mortgage servicing assets and “significant” (defined as greater than 10% of the issued and outstanding common stock of the unconsolidated financial institution) investments in the common stock of unconsolidated “financial institutions” are partially included in CET1 capital, subject to deductions defined in the rules.

Banking regulators also consider interest rate risk (arising when the interest rate sensitivity of a bank’s assets does not match the sensitivity of its liabilities or its off-balance-sheet position) in the evaluation of the bank’s capital adequacy. Banks with excessive interest rate risk exposure are required to hold additional amounts of capital against their exposure to losses resulting from that risk. Through the risk-weighting of assets, the regulators also require banks to incorporate market risk components into their risk-based capital. Under these market risk requirements, capital is allocated to support the amount of market risk related to a bank’s lending and trading activities.

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Enforcement Powers

If a federal banking agency determines that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, or other aspects of a bank holding company, a bank or their operations are unsatisfactory or that it or its management was in violation of any law or regulation, the agency has the authority to take a number of different remedial actions as it deems appropriate under the circumstances. These actions include the power to enjoin any “unsafe or unsound” banking practices; to require that affirmative action be taken to correct any conditions resulting from any violation of law or unsafe or unsound practice; to issue an administrative order that can be judicially enforced; to require that it increase its capital; to restrict its growth; to assess civil monetary penalties against it or its officers or directors; to remove officers and directors of the bank; and if the federal banking agency concludes that such conditions at the bank holding company or the bank cannot be corrected or there is an imminent risk of loss to depositors, to terminate a bank’s deposit insurance, which would then require it to cease its banking operations.

Regulation of the Company

As a bank holding company, we are subject to supervision, regulation and examination by the Federal Reserve under the Bank Holding Company Act and the regulations of the Federal Reserve. We are required to file quarterly reports with the Federal Reserve and to provide additional information as the Federal Reserve may require. The Federal Reserve regularly examines us, may examine any of our subsidiaries and charges us for the cost of the examinations. The Federal Reserve also has extensive enforcement authority over bank holding companies, as discussed above, and may require that a holding company divest subsidiaries (including its bank subsidiaries).

Acquisitions of Banks. The Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

●	acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will directly or indirectly own or control more than 5% of the bank’s voting shares;

●	acquiring all or substantially all of the assets of any bank; or

●	merging or consolidating with any other bank holding company.

Additionally, the Bank Holding Company Act provides that the Federal Reserve may not approve any of these transactions if it would result in or tend to create a monopoly, substantially lessen competition, or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the communities to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks involved in the transaction. The Federal Reserve’s consideration of financial resources generally focuses on capital adequacy, which is discussed above.

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Change in Bank Control. Subject to various exceptions, the Bank Holding Company Act and the Change in Bank Control Act of 1978, as amended, together with related regulations, require Federal Reserve approval prior to any person or company acquiring “control” of a bank holding company. Control exists if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is generally presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities of the bank holding company, but the regulations set forth certain circumstances in which this presumption does not apply, and the regulations also provide a procedure for challenging presumptions of control.

Permitted Activities. The Bank Holding Company Act generally prohibits a bank holding company from engaging in activities other than banking, managing or controlling banks or other permissible subsidiaries, and from acquiring or retaining direct or indirect control of any company engaged in any activities other than those determined by the Federal Reserve to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. The Gramm Leach Bliley Act (“GLBA”) expanded the permissible activities of a bank holding company that qualifies as a financial holding company to engage in activities that are financial in nature or incidental or complementary to financial activities. Those activities include, among other activities, certain insurance, advisory and securities activities. We have not elected to be a financial holding company.

Imposition of Liability for Undercapitalized Subsidiaries: Source of Strength. Under the Federal Deposit Insurance Act (the “FDIA”) federal banking agencies are required to take “prompt corrective action” should an insured depository institution fail to meet certain capital adequacy standards. In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The capital restoration plan will not be accepted by the regulators unless each company “having control of” the undercapitalized institution “guarantees” the subsidiary’s compliance with the capital restoration plan until it becomes “adequately capitalized.” For purposes of this statute, the Company controls the Bank. The FDIA grants greater powers to bank regulators in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. For example, a bank holding company controlling such an institution can be required to obtain prior Federal Reserve approval of proposed distributions, or might be required to consent to a merger or to divest the troubled institution or other affiliates. See “Regulation of the Bank — Prompt Corrective Action” below.

Federal law and Federal Reserve policy require that the Company act as a source of financial and managerial strength to the Bank, committing capital resources to the Bank when needed, including at times when it may not be in a financial position to do so. As discussed above, the Company could be required to guarantee a capital plan of the Bank if it becomes undercapitalized for purposes of banking regulations. Any capital loans by a bank holding company to its subsidiary bank are subordinate in right of payment to deposits and to certain other indebtedness of such subsidiary bank. The Bank Holding Company Act provides that, in the event of a bank holding company’s bankruptcy, any commitment by the bank holding company to a federal bank regulatory agency to maintain the capital of a bank subsidiary will be assumed by the bankruptcy trustee and entitled to priority of payment.

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Restrictions on Dividends and Stock Repurchases. Our ability to pay dividends to our shareholders is limited by the regulations and policies of the Federal Reserve applicable to bank holding companies and general corporate law. It is the Federal Reserve’s policy that a bank holding company should generally pay dividends on common stock only out of current income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition, and current Federal Reserve policy further calls for a bank holding company to consult with the Federal Reserve before repurchasing shares or paying dividends during a quarter in an amount that exceeds its earnings for the quarter. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to their banking subsidiaries. The Federal Reserve has indicated that bank holding companies should carefully review their dividend policies and has discouraged payment ratios that are at maximum allowable levels unless both asset quality and capital are very strong.

Bank holding companies must consult with the Federal Reserve before redeeming any equity or other capital instrument included in regulatory capital prior to stated maturity if such redemption could have a material effect on the level or composition of the organization’s capital base. Bank holding companies experiencing financial weaknesses, or that are at significant risk of developing financial weaknesses, must consult with the Federal Reserve before redeeming or repurchasing common stock or other regulatory capital instruments.

As a California corporation, we are subject to California law, which permits California corporations to distribute cash or property to shareholders, including as a dividend or repurchase or redemption of shares, if the corporation meets either a retained earnings test or a “balance sheet” test. Under the retained earnings test, we may make a distribution from retained earnings to the extent that our retained earnings exceed the sum of the amount of the distribution plus the amount, if any, of dividends in arrears on shares with preferential dividend rights. We may also make a distribution if, immediately after the distribution, the value of our assets equals or exceeds the sum of our total liabilities plus the liquidation preference of any shares which have a preference upon dissolution over the rights of shareholders receiving the distribution. Indebtedness is not considered a liability if the terms of such indebtedness provide that payment of principal and interest thereon are to be made only if, and to the extent that, a distribution to shareholders could be made under the balance sheet test. In addition, we may not make distributions if we are, or as a result of the distribution would be, likely to be unable to meet our liabilities (except those whose payment is otherwise adequately provided for) as they mature.

The primary source of capital for the Company’s payment of any dividend or its repurchase of stock is expected to be the Bank, through the Bank’s payment of dividends or management fees to the Company. The ability of the Bank to pay cash dividends or fees to the Company is limited by law and regulation, as described in “Regulation of the Bank — Dividend Restrictions Applicable to the Bank,” below.

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Regulation of the Bank

The Bank is a national banking association chartered under the National Bank Act. As a national bank, the Bank is subject to supervision and regulation by the OCC, the chartering authority for national banks. The deposit accounts of the Bank are insured by the FDIC to the maximum extent provided under federal law and the Bank is therefore subject to certain FDIC regulations as well. The OCC regularly examines the Bank’s operations and has the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. The OCC also has the power to bring enforcement actions prohibiting the continuance or development of unsafe or unsound banking practices or other violations of law as discussed above. The Bank is also subject to numerous state and federal statutes and regulations that affect the Bank, its business, activities, and operations.

Prompt Corrective Action. The federal banking regulators are required to take “prompt corrective action” with respect to capital-deficient institutions. For this purpose, federal banking regulations define five capital categories: “well capitalized,” “adequately capitalized,” “undercapitalized,” “significantly undercapitalized” and “critically undercapitalized.” As of December 31, 2022, the Bank’s capital levels exceeded the minimum levels required to be considered “well capitalized”, which means it had a common equity Tier 1 capital ratio of 6.5% or higher; a Tier I risk-based capital ratio of 8.0% or higher; a total risk-based capital ratio of 10.0% or higher; and a leverage ratio of 5.0% or higher. The following table sets forth the minimum regulatory capital levels for each category:

Capital Category	Total Risk-Based Capital Ratio	Tier 1 Risk-Based Capital Ratio	Common Equity Tier 1 (CET1) Capital Ratio	Leverage Ratio	Tangible Equity to Assets	Supplemental Leverage Ratio
Well Capitalized	10% or greater	8% or greater	6.5% or greater	5% or greater	n/a	n/a
Adequately Capitalized	8% or greater	6% or greater	4.5% or greater	4% or greater	n/a	3% or greater
Undercapitalized	Less than 8%	Less than 6%	Less than 4.5%	Less than 4%	n/a	Less than 3%
Significantly Undercapitalized	Less than 6%	Less than 4%	Less than 3%	Less than 3%	n/a	n/a
Critically Undercapitalized	n/a	n/a	n/a	n/a	Less than 2%	n/a

An institution’s capital category is determined solely for the purpose of applying prompt corrective action regulations, and the capital category may not constitute an accurate representation of the institution’s overall financial condition or prospects for other purposes. An institution may be downgraded to a capital category that is lower than indicated by its capital ratios if it is determined to be in an unsafe or unsound condition or if it receives an unsatisfactory examination rating with respect to certain matters. Failure to meet capital guidelines could subject a bank to a variety of enforcement remedies, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting brokered deposits, and certain other restrictions on its business.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories: undercapitalized, significantly undercapitalized, and critically undercapitalized. The severity of the action depends upon the capital category in which the institution is placed. As an institution’s capital decreases, the regulators’ enforcement powers become more severe.

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In the event an institution becomes “undercapitalized,” it must submit a capital restoration plan. The federal banking regulators require that each company having control of the undercapitalized institution guarantees the subsidiary depository institution’s compliance with the capital restoration plan up to a certain specified amount. Any such guarantee from a depository institution’s holding company is entitled to a priority of payment in bankruptcy.

The bank regulators have greater power in situations where an institution becomes “significantly” or “critically” undercapitalized or fails to submit a capital restoration plan. In addition to requiring undercapitalized institutions to submit a capital restoration plan, bank regulations contain broad restrictions on certain activities of undercapitalized institutions including asset growth, acquisitions, branch establishment and expansion into new lines of business. With certain exceptions, an insured depository institution is prohibited from making capital distributions, including dividends, and is prohibited from paying management fees to control persons if the institution would be undercapitalized after any such distribution or payment.

A significantly undercapitalized institution is subject to mandated capital raising activities, restrictions on interest rates paid and transactions with affiliates, removal of management, and other restrictions. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

Banks with risk-based capital and leverage ratios below the required minimums may also be subject to certain administrative actions, including the termination of deposit insurance upon notice and hearing, or a temporary suspension of insurance without a hearing in the event the institution has no tangible capital.

Dividend Restrictions Applicable to the Bank. The primary source of funds for the Company is expected to be dividends paid by the Bank. OCC regulations impose various restrictions on the ability of a national bank to make capital distributions, including dividends, stock redemptions or repurchases, and certain other distribution. Generally, a national bank may make capital distributions during any calendar year equal to up to 100% of net income for the year-to-date plus retained net income for the two preceding years without prior OCC approval. However, the OCC may restrict dividends by an institution deemed to be in need of more than normal supervision. Dividends can also be restricted if the capital conservation buffer requirement is not met.

Acquisitions and Branching. The OCC must approve the Bank’s acquisition of other financial institutions and certain other acquisitions, such as the acquisition and assumption of the deposits of another depository institution.

Generally, the Bank may establish branches nationwide, but branching by acquisition may be restricted by applicable state law.

Lending Limits. Our ability to make aggregate loans-to-one-borrowing relationship is generally limited to 15% of unimpaired capital and surplus. If the loan is secured by readily marketable collateral, the limit is raised by 10%, bringing the total to 25% of unimpaired capital and surplus. Capital and surplus means Tier 1 and Tier 2 capital plus the amount of ACL not included in Tier 2 capital. We do not have loans in excess of our loans-to-one borrower limit.

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FDIC Insurance Assessments. Our deposits are insured by the Deposit Insurance Fund of the FDIC up to the maximum amount permitted by law. As an FDIC insured financial institution, we are subject to deposit insurance assessments as determined by the FDIC.

Under the FDIC’s risk-based deposit premium assessment system, the assessment rates for an insured depository institution are determined by an assessment rate calculator, which is based on a number of elements that measure the risk each institution poses to the Deposit Insurance Fund. As a result of the Dodd-Frank Act, the calculated assessment rate is applied to average consolidated assets less the average tangible equity of the insured depository institution during the assessment period to determine the dollar amount of the quarterly assessment. Premiums are assessed quarterly and could increase if, for example, criticized loans and leases and/or other higher risk assets increase or balance sheet liquidity decreases. In addition, the FDIC can impose special assessments in certain instances.

Concentrations in Commercial Real Estate Lending. The federal banking regulators have issued guidance to identify institutions that may be exposed to potential significant CRE lending risks and may therefore warrant greater supervisory scrutiny. The guidance includes the following numerical tests:

●	total reported loans for construction, land development and other land represent 100% or more of the institution’s total risk-based capital, or

●	total CRE loans represent 300% or more of the institution’s total risk-based capital, and the outstanding balance of the institution’s CRE loan portfolio has increased by 50% or more during the previous 36 months.

The guidance does not limit a bank’s levels of CRE lending activities, but rather guides institutions in developing risk management practices and levels of capital that are commensurate with the level and nature of their CRE concentrations. Banking regulators expect banks with concentrations of CRE loans to maintain appropriate underwriting discipline, risk-management and capital commensurate with the level and nature of their CRE risks.

Community Reinvestment Act. The CRA requires that the federal banking agencies evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. Federal banking agencies must consider an institution’s CRA compliance in approving mergers, acquisitions, and applications to open a branch. Failure to adequately meet these criteria could impose additional requirements and limitations on the Bank. Additionally, the Bank must publicly disclose the terms of various CRA-related agreements.

Anti-Money Laundering and Suspicious Activity. Several federal laws, including the Bank Secrecy Act, the Money Laundering Control Act and the Patriot Act require all financial institutions, including banks, to implement policies and procedures relating to anti-money laundering, compliance, suspicious activities, and currency transaction reporting and due diligence on clients. The Bank Secrecy Act requires financial institutions to develop and maintain a program reasonably designed to ensure and monitor compliance with its requirements, to train employees to comply with and to test the effectiveness of the program. Any failure to meet the requirements of the Bank Secrecy Act can result in the imposition of substantial penalties and in adverse regulatory action against the noncompliant bank. The Patriot Act also requires federal bank regulators to evaluate the effectiveness of an applicant in combating money laundering when determining whether to approve a proposed bank acquisition.

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Transactions with Affiliates and Insiders. We are subject to the provisions of Regulation W promulgated by the Federal Reserve, which implements Sections 23A and 23B of the Federal Reserve Act. Regulation W places limits and conditions on the amount and terms of the Bank’s loans or extensions of credit to, investments in, or certain other transactions with the Company or any other affiliated entity. Regulation W also prohibits, among other things, a depository institution from engaging in certain transactions with certain affiliates unless the transactions are on terms substantially the same, or at least as favorable to such institution or its subsidiaries, as those prevailing at the time for comparable transactions with non-affiliated companies. Federal law also places restrictions on the Bank’s ability to extend credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with unrelated third parties; and must not involve more than the normal risk of repayment or present other unfavorable features.

Data Privacy and Cybersecurity. The GLBA and the implementing regulations issued by federal regulatory agencies require financial institutions (including banks, insurance agencies, and broker-dealers) to adopt policies and procedures regarding the disclosure of nonpublic personal information about their customers to non-affiliated third parties. In general, financial institutions are required to explain to customers their policies and procedures regarding the disclosure of such nonpublic personal information and, unless otherwise required or permitted by law, financial institutions are prohibited from disclosing such information except as provided in their policies and procedures. The GLBA established certain information security guidelines that require each financial institution to maintain a comprehensive written information security program designed to ensure the security and confidentiality of customer information, to protect against anticipated threats or hazards to the security or integrity of such information, and to protect against unauthorized access to or use of such information that could result in substantial harm or inconvenience to any customer.

Recent cyber-attacks against banks and other financial institutions that resulted in unauthorized access to confidential customer information have prompted the federal banking regulators to issue extensive guidance on cybersecurity. Among other things, financial institutions are expected to design multiple layers of security controls to establish lines of defense and ensure that their risk management processes address the risks posed by compromised customer credentials, including security measures to authenticate customers accessing internet-based services. A financial institution is expected to have a robust business continuity program to recover from a cyberattack and procedures for monitoring the security of third-party service providers that may have access to nonpublic data at the institution.

Consumer Laws and Regulations. We are subject to consumer laws and regulations intended to protect consumers in transactions with depository institutions, as well as other laws or regulations affecting customers of financial institutions generally. These laws and regulations include, among others, the Truth in Lending Act, the Truth in Savings Act, the Electronic Funds Transfer Act, the Expedited Funds Availability Act, the Equal Credit Opportunity Act, the Fair Housing Act, the Real Estate Settlement and Procedures Act, the Fair Credit Reporting Act and the Federal Trade Commission Act, among others.

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The Dodd-Frank Act centralized responsibility for federal consumer financial protection including implementing, examining and enforcing compliance with federal consumer financial laws with the Consumer Financial Protection Bureau (the “CFPB”). Depository institutions with less than $10 billion in assets, such as the Bank, are subject to rules promulgated by the CFPB but are examined and supervised by federal banking regulators for consumer compliance purposes. The Dodd-Frank Act also gives state attorneys general the ability to enforce federal consumer protection laws.

Effect of Environmental Laws and Regulation

Compliance with federal, state and local provisions regulating the discharge of materials into the environment, or otherwise relating to the protection of the environment, has not had a material effect upon our capital expenditures, earnings or competitive position. In the opinion of management, we do not have exposure to material costs associated with compliance with environmental laws and regulations or material expenditures related to environmental hazardous waste mitigation or cleanup. We believe our primary exposure to environmental risk is through the lending activities of the Bank. In cases where management believes environmental risk potentially exists at a property that the Bank intends to finance, the Bank mitigates its environmental risk exposure by requiring environmental site assessments at the time of loan origination. The environmental site assessment provides a detailed review of present and past uses of the subject property and adjacent sites to confirm any potential collateral contamination of commercial real estate parcels and identifies higher than normal potential for environmental impact to the specific real property collateral. If warranted, the site assessment will recommend more detailed investigation. Environmental assessments are also typically required prior to any foreclosure activity involving nonresidential real estate collateral.

Future Legislation and Regulation

Regulators have increased their focus on the regulation of the financial services industry in recent years, leading in many cases to greater uncertainty and compliance costs for regulated entities. Proposals that could substantially intensify the regulation of the financial services industry have been and may be expected to continue to be introduced in the United States Congress, in state legislatures, and by applicable regulatory authorities. These proposals may change banking statutes and regulations and our operating environment in substantial and unpredictable ways. If enacted, these proposals could increase or decrease the cost of doing business, limit or expand permissible activities or affect the competitive balance among banks, savings associations, credit unions, and other financial institutions. We cannot predict whether any of these proposals will be enacted and, if enacted, the effect that these proposals, or any implementing regulations, would have on our business, consolidated financial condition and consolidated results of operations.

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Item 1A. Risk Factors

Investing in our common stock involves a significant degree of risk. You should carefully consider the following risk factors which we have identified as being material to us, in addition to the other information contained in this registration statement, including our consolidated financial statements and related notes, before deciding to invest in our common stock. Any of the following risks, as well as risks that we do not know or that we currently deem immaterial, could have a material adverse effect on our business, consolidated financial condition, consolidated results of operations and future prospects. As a result, the trading price of our common stock could decline, and you could lose all or part of your investment.

Risk Factors Summary

This section summarizes some of the risks potentially affecting our business, consolidated financial condition, consolidated results of operations and future prospects. These risks and others are discussed in more detail further below in this section. You should consider this summary together with the more detailed information provided below.

Economic, Market and Investment Risks

●	We face difficult market conditions relating to increasing interest rates and market volatility following the recent failures of some financial institutions.

●	We may be adversely affected by the lack of soundness of other financial institutions.

●	We have unrealized losses in our securities portfolio.

●	We may be required to pay higher FDIC premiums.

●	We continue to face risk related to the COVID-19 pandemic and risks related to natural disasters, acts of terrorism and global conflicts.

●	We are particularly vulnerable to an economic downturn in Southern California.

●	Increasing interest rates may reduce net interest income and otherwise negatively impact our consolidated financial condition and consolidated results of operations.

Risks Related to Lending and Credit

●	We may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses. Our allowance for credit losses may not be adequate to cover actual losses.

●	Regulatory policies regarding commercial real estate loans could limit our ability to leverage our capital and limit our growth.

●	The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.

●	In addition to general lending risks, we face particular risks related to our SBA, real estate, commercial real estate, construction, commercial and consumer lending.

●	We have a significant number of loans secured by real estate, so we face risks related to a downturn in the real estate market and the impact of increasing interest rates on our real estate loans.

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Liquidity and Capital Risks

●	A lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our consolidated financial condition.

●	We may need to raise additional capital, but additional capital may not be available.

●	We rely on the dividends and return of capital from our subsidiary.

Strategic Risks

●	We face risks related to our growth, expansion and any acquisitions we may pursue.

●	Competition may limit our growth and profitability.

Regulatory and Compliance Risks

●	We operate in a highly regulated environment and the laws and regulations regarding capital requirements, anti-money laundering, information security and many other aspects of our business. Our failure to so comply could adversely affect us and our future growth.

Technology Risks

●	Our failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

●	We face risks related to network failures, cyberattacks and data security breaches, which could subject us to increased operating costs as well as litigation and other liabilities.

Operational Risks

●	Our enterprise risk management framework may not be effective in mitigating risk, including those related to fraud or data processing errors.

●	We depend on the use of data, modeling and estimates, yet the data, models and estimates we use may be inaccurate or incorrect.

●	We rely on third-party service providers for key aspects of our operations.

●	Climate change could have a material negative impact on us and our clients.

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Risks Related to an Investment in our Common Stock

●	Our charter documents and banking laws may have an anti-takeover effect.

●	As an emerging growth company and a smaller reporting company, we may take advantage of reduced regulatory and reporting requirements under the federal securities laws, which may make our common stock less attractive to investors.

●	We may issue additional equity securities which may adversely affect existing holders of our common stock.

●	Our common stock is not insured or guaranteed by the FDIC.

Risk Factors

ECONOMIC, MARKET AND INVESTMENT RISKS

Difficult market conditions are adversely affecting the banking industry.

The rapid rise in interest rates during 2022, the resulting industry-wide reduction in the fair value of securities portfolios, and the recent bank runs that led to the failures of some financial institutions in March of 2023, among other events, have resulted in a current state of volatility and uncertainty with respect to the health of the U.S. banking system, particularly around liquidity, uninsured deposits and customer concentrations.

If volatility and uncertainty continue, we may face the following risks:

a.	depositor confidence may be shaken, which could lead to deposit outflows that could cause liquidity concerns;

b.	market disruptions make valuation of our assets even more difficult and subjective, and our ability to measure the fair value of our assets could be adversely affected. If we determine that a significant portion of our assets have values significantly below their recorded carrying value, we could recognize a material charge to earnings in the quarter in which such determination was made, our capital ratios would be adversely affected and a rating agency might downgrade our credit rating or put us on credit watch;

c.	increased regulation of the banking industry;

d.	compliance with such regulation may increase our costs and limit our ability to pursue business opportunities; and

e.	market developments and the resulting economic pressure on consumers may affect consumer confidence levels and may cause increases in delinquencies and default rates, which, among other effects, could affect our charge-offs and provision for credit losses. Competition in the industry could intensify as a result of the increasing consolidation of financial institutions in connection with the current market conditions.

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While we are unable to predict the full impact of this turmoil, it may result in, among other things, increased regulatory pressures, which could have material adverse effects on our business, consolidated financial condition, consolidated results of operations and growth prospects.

We may be adversely affected by the lack of soundness of other financial institutions

The recent failures of some depository institutions have raised concerns among depositors that their deposits may be at risk. While we believe the Bank is operated in a safe and sound manner, a market-wide loss of depositor confidence caused by the failures or the perceived unsoundness of other depository institutions could lead to deposit outflows at the Bank, potentially at levels that could require that we borrow funds or sell securities or other assets to address liquidity concerns, any of which could adversely affect our consolidated operating results, business prospects and capital.

Our ability to engage in routine funding transactions could be adversely affected by the actions and commercial soundness of other financial institutions. Financial services companies may be interrelated as a result of trading, clearing, counterparty, and other relationships. We have exposure to different industries and counterparties, and through transactions with counterparties in the financial services industry, including broker-dealers, commercial banks, investment banks, and other financial intermediaries. As a result, defaults by, declines in the financial condition of, or even rumors or questions about, one or more financial services companies, or the financial services industry generally, could lead to market-wide liquidity problems and losses or defaults by us or other institutions. These losses could have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

We have unrealized losses in our securities portfolio. If required, recognizing these losses would reduce our net earnings and shareholders’ equity, possibly significantly.

Changes in the fair value of the securities in our securities portfolio may result from a number of circumstances that are beyond our control, such as changes in interest rates, the financial condition of municipalities, government sponsored enterprises or insurers of municipal bonds, changes in demand for these securities as a result of economic conditions, or reduced market liquidity.

Accounting principles generally accepted in the United States of America (“GAAP”) requires that we carry held-to-maturity debt securities at amortized cost, adjusted for accretion discounts and amortization of premiums. As a result, and in accordance with GAAP, our consolidated balance sheets do not reflect changes in the fair value of our held-to-maturity debt securities. To carry debt securities as held-to-maturity, we must have the intent and ability to hold the securities until maturity. Therefore, if we were to sell any held-to-maturity debt securities prior to maturity or determine that we need to do so for liquidity purposes, such as to cover withdrawals by our depositors that are greater than we anticipated, we would be required to realize a loss on those debt securities to the extent the amortized cost exceeds their fair value when the debt securities were sold or reclassified as available-for-sale. As of March 31, 2023 and December 31, 2022, in accordance with GAAP, our held-to-maturity debt securities had unrealized losses of $4.2 million and $6.0 million. Therefore, if we were required to sell or reclassify our held-to-maturity debt securities, we could be required to recognize losses that would materially reduce our net earnings and shareholders’ equity.

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GAAP requires that we carry our available-for-sale debt securities at fair value on our consolidated balance sheets. Unrealized gains or losses on these debt securities, reflecting the difference between the fair value and the amortized cost, net of its tax effect, are reported as a component of shareholders’ equity. In certain instances, GAAP requires recognition through earnings of declines in the fair value of securities that are deemed to be other than temporarily impaired. If our debt securities decline in fair value and other than temporary impairments of these assets results, we would be required to recognize a loss which could materially reduce our net income and capital levels.

We may be required to pay higher FDIC insurance premiums or special assessments which may adversely affect our earnings.

As the insurer of bank deposits, the FDIC maintains the Deposit Insurance Fund to cover the FDIC-insured portion of deposits accounts when a bank fails. The Deposit Insurance Fund is funded by FDIC insurance assessments paid by insured depository institutions, including the Bank. Following the recent bank failures in March 2023, the FDIC announced that it will use funds from the Deposit Insurance Fund to ensure that all depositors in the failed banks will be made whole at no cost to taxpayers. Accordingly, we anticipate that the FDIC will impose special assessments or increased premiums on all banks in order to replenish the Deposit Insurance Fund. Additional bank failures may prompt the FDIC to increase its premiums or to issue additional special assessments. We are generally unable to control the amount of premiums or special assessments that we are required to pay for FDIC insurance. Any future changes in the calculation or assessment of FDIC insurance premiums may have a material adverse effect on our consolidated financial condition and consolidated results of operations.

We face risks related to the COVID-19 pandemic.

Over the past three years, the COVID-19 pandemic and related government actions taken to reduce the spread of the virus have created significant economic uncertainty, reduced economic activity and resulted in changes in customer preferences and behaviors, including within our market areas.

Our business depends on the willingness and ability of our customers and employees to conduct banking and other financial transactions. Disruptions to our customers caused by the COVID-19 pandemic could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans, as well as reductions in loan demand, the liquidity of loan guarantors, loan collateral values (particularly in real estate), loan originations, interest and noninterest income and deposit availability. In addition to restrictions on travel and business operations, other governmental and regulatory actions in response to COVID-19 could affect us in substantial and unpredictable ways, such as the potential adverse impact on state and local moratoriums on evictions and our implementation of loan modifications and deferral programs consistent with recent regulatory guidance. While some of these measures have expired or been lifted, they could be implemented again.

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The risks and impact of the pandemic may remain prevalent for a significant period of time and may continue to adversely affect our business, consolidated financial condition and consolidated results of operations even as the COVID-19 pandemic subsides. The extent to which our business and results of operations could continue to be adversely affected by the lingering impact of the COVID-19 pandemic will depend on numerous evolving factors and future developments, including: (i) the continued spread and severity of the virus (ii) new variants and (iii) the availability, distribution, use and effectiveness of treatments and vaccines. Given the ongoing and dynamic nature of the COVID-19 pandemic, we cannot predict the full extent of its continuing impact on our business, our operations or the economy as a whole. However, its effects could have a material impact on our consolidated results of operations and heighten many of the other risk factors described in this document.

We face risks related to natural disasters, acts of terrorism and global conflicts.

Our business and most of the collateral securing our loans are concentrated in Southern California, which is prone to earthquakes, fires, mudslides, drought, flooding and other natural disasters. Natural disasters could negatively impact the values of collateral securing our borrowers’ loans and interrupt our borrowers’ abilities to conduct their business in a manner to support their debt obligations, either of which could result in losses and increased provisions for credit losses for us. Additionally, natural disasters could harm our operations through interference with communications, including the interruption or loss of our technology systems, which could prevent or impede us from gathering deposits, originating loans and processing and controlling our flow of business, as well as through the destruction of facilities and our operational, financial and management information systems.

Other events, such as acts of terrorism and, more broadly, global conflicts, may impact us negatively to the extent that they result in reduced capital markets activity, lower asset price levels, or disruptions in general economic activity in the United States or abroad, or in financial market settlement functions. Disruptions to our clients could result in increased risk of delinquencies, defaults, foreclosures and losses on our loans.

Our business is concentrated in Southern California and we are particularly vulnerable to an economic downturn in our primary market area.

We primarily serve businesses, organizations and individuals located in Southern California, which we define as including the California counties of Orange, Los Angeles, Riverside, San Diego and Ventura. As a result, we are exposed to risks associated with lack of geographic diversification. An economic downturn or decrease in property values in Southern California adverse changes in laws or regulations in California could impact the credit quality of our assets, the businesses of our customers and the ability to expand our business. Our success significantly depends upon the growth in population, income levels, commerce, deposits and housing in our market area. If the communities in which we operate do not grow or if prevailing economic conditions locally or nationally are unfavorable, our business may be negatively affected.

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We have a significant number of loans secured by real estate, and a downturn in the local real estate market could negatively impact our profitability.

The market value of the real estate securing loans as collateral could be adversely affected by unfavorable changes in market and economic conditions. Adverse developments affecting commerce or real estate values in the local economies in our primary market areas could increase the credit risk associated with our loan portfolio and have an adverse impact on our revenues and consolidated financial condition. Declines in the real estate market could hurt our business because if real estate values were to decline, the collateral for our loans would provide less security. As a result, our ability to recover on defaulted loans by selling the underlying real estate would be diminished, and we would be more likely to suffer losses on defaulted loans

Interest rates increased rapidly during 2022 and early 2023 and may continue to increase as the Federal Reserve combats inflation. Interest rate shifts may reduce net interest income and otherwise negatively impact our consolidated financial condition and consolidated results of operations.

The majority of our banking assets are monetary in nature and subject to risk from changes in interest rates. Like most banks, our earnings and cash flows depend to a great extent upon the level of our net interest income, or the difference between the interest income we earn on loans, investments and other interest-earning assets, and the interest we pay on interest-bearing liabilities, such as deposits and borrowings. Changes in interest rates can increase or decrease our net interest income, because different types of assets and liabilities may react differently, and at different times, to market interest rate changes.

When interest-bearing liabilities mature or reprice more quickly, or to a greater degree than interest-earning assets in a period, an increase in interest rates could reduce net interest income. Similarly, when interest-earning assets mature or reprice more quickly, or to a greater degree than interest-bearing liabilities, falling interest rates could reduce net interest income. An increase in interest rates may, among other things, reduce the demand for loans and our ability to originate loans and decrease loan repayment rates. Conversely, a decrease in the general level of interest rates may affect us through, among other things, increased prepayments on our loan portfolio and increased competition for deposits. Accordingly, changes in the level of market interest rates affect our net yield on interest-earning assets, loan origination volume and our overall results of operations. Although our asset-liability management strategy is designed to control and mitigate exposure to the risks related to changes in market interest rates, those rates are affected by many factors outside of our control, including governmental monetary policies, inflation, deflation, recession, changes in unemployment, the money supply, international disorder and instability in domestic and foreign financial markets.

We expect that we will periodically experience “gaps” in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest earning assets, or vice versa. In either case, if market interest rates should move contrary to our position, this gap will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens; that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates.

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In March 2020, the Federal Reserve lowered the target range for the federal funds rate to a range from 0 to 0.25 percent in response to the COVID-19 pandemic. The federal funds rate remained in this range for all of 2021. After a period of low interest rates, the federal funds rate was increased rapidly to 4.25% - 4.50% at the end of 2022 and by an additional 25 basis points in February and another 25 basis points in March 2023. It is anticipated the Federal Reserve may continue with further rate increases in 2023. Further increases to prevailing interest rates could, among other things, (1) affect our ability to originate loans at competitive rates or reduce the demand for loans, which could limit our loan growth, (2) increase loans costs for existing borrowers with variable rate loans, potentially impacting credit quality, (3) make it more difficult or costly for us to obtain and retain deposits, which could reduce our net interest margin or our liquidity; (4) reduce the fair value of our financial assets and liabilities, which could result in losses or (5) change the average duration of our loan portfolios and other interest-earning assets. A prolonged period of extremely volatile and unstable market conditions could increase our funding costs and negatively affect market risk mitigation strategies. Any steps we may take to mitigate these risks could impact our growth, credit quality and overall profitability.

RISKS RELATED TO LENDING AND CREDIT

Our loan portfolio exposes us to credit risk, but we may not be able to measure and limit our credit risk adequately, which could lead to unexpected losses.

The primary component of our business involves making loans to our clients. The business of lending is inherently risky, including risks that the principal or interest on any loan will not be repaid in a timely manner or at all or that the value of any collateral supporting the loan will be insufficient to cover losses in the event of a default. Our risk management practices, such as managing the concentration of our loans within specific industries, loan types and geographic areas, and our credit approval practices may not adequately reduce credit risk. Further, our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting clients and the quality of the loan portfolio. A failure to effectively measure and manage the credit risk, including non-performing assets, associated with our loan portfolio could lead to unexpected losses and have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

Our allowance for credit losses may not be adequate to cover actual losses.

We maintain an allowance for loan losses (“ALL”), which is established to absorb future expected credit losses. We monitor the adequacy of our ALL and may need to increase it if, for example, economic conditions deteriorate, property values decrease or expected credit losses otherwise increase. The OCC reviews our ALL as an integral part of its examination process and may require that we increase it based on their judgment, which may be different than ours. Additional provisions to increase the ALL, should they become necessary, would decrease our net income and reduce our capital.

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Effective January 1, 2023, we adopted the Financial Accounting Standards Board, or FASB, Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” commonly referred to as the “Current Expected Credit Losses” standard, or “CECL.” CECL changes the ALL methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions and models than previous accounting standards and could result in increases in, and add volatility to, our ALL and future provisions for credit losses. These forecasts, assumptions, and models are inherently uncertain and are based upon management’s reasonable judgment in light of information currently available. Our ALL may not be adequate to absorb actual credit losses, and future provisions for credit losses could materially and adversely affect our operating results. We adopted the provisions of ASC 326 through the application of the modified retrospective transition approach, and recorded a net decrease of approximately $3.9 million to the beginning balance of retained earnings as of January 1, 2023 for the cumulative effect adjustment, reflecting an initial adjustment to the allowance for credit losses (“ACL”) of $5.5 million, net of related deferred tax assets arising from temporary differences of $1.6 million, commonly referred to as the “Day 1” adjustment. The Day 1 adjustment to the ACL is reflective of expected lifetime credit losses associated with the composition of financial assets within in the scope of ASC 326 as of January 1, 2023, which is comprised of loans held for investment and off-balance sheet credit exposures at January 1, 2023, as well as management’s current expectation of future economic conditions.

Regulatory policies regarding loans secured by commercial real estate could limit our ability to leverage our capital and adversely affect our growth and profitability.

The federal banking agencies have issued guidance regarding concentrations in CRE lending for banks that are deemed to have particularly high concentrations of CRE loans within their lending portfolios. Under this guidance, a bank that has (i) total reported loans for construction, land development, and other land which represent 100% or more of the bank’s total risk-based capital; or (ii) total CRE representing 300% or more of the bank’s total risk-based capital, where the outstanding balance of the bank’s CRE loan portfolio has increased 50% or more during the prior 36 months, is identified as having potential CRE concentration risk. While the agencies’ guidance does not limit the levels of a bank’s CRE lending, banks with higher levels of CRE loans are generally expected to implement enhanced underwriting, internal controls, risk management policies and portfolio stress testing, as well as higher levels of allowances for credit losses and capital levels as a result of CRE lending growth and exposures.

As of December 31, 2022, our CRE loans for purposes of this guidance represented 555.7% of our total risk-based capital. As of December 31, 2022, total loans secured by CRE under construction and land development represented 92.1% of our total risk-based capital. As a result, the OCC, which is the Bank’s federal banking regulator, could view the Bank as having a high concentration of CRE loans under this guidance.

Although we actively work to manage our CRE concentration and believe that our underwriting policies, management information systems, independent credit administration process, and monitoring of real estate loan concentrations are appropriate to address our CRE concentration, we face heightened regulatory scrutiny as a result of our CRE loan concentrations. The OCC or other federal regulators could become concerned about our CRE loan concentrations and we could be required to reduce our levels of CRE lending, increase our capital, allocate greater resources to the management of CRE risks, or any combination of these actions. The OCC or other federal regulators could limit our ability to grow by, among other things, restricting their approvals for the establishment or acquisition of branches, or approvals of mergers or other acquisition opportunities. Further, we cannot guarantee that any risk management practices we implement will be effective to prevent losses relating to our CRE portfolio.

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Any of these risks could have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

We may suffer losses in our loan portfolio despite our underwriting practices.

We mitigate the risks inherent in our loan portfolio by adhering to sound and proven underwriting practices, managed by experienced and knowledgeable credit professionals. These practices include analysis of a borrower’s prior credit history, financial statements, tax returns, cash flow projections, valuations of collateral based on reports of independent appraisers, and verifications of liquid assets. Although we believe that our underwriting criteria is appropriate for the various kinds of loans we make, we may incur losses on loans that meet our underwriting criteria, and these losses may exceed the amounts set aside as reserves in our ALL.

The small- to medium-sized businesses that we lend to may have fewer resources to weather adverse business developments, which may impair our borrowers’ ability to repay loans.

We target our business development and marketing strategy to serve the banking and financial services needs of our community, including small- to medium-sized businesses and real estate owners. These small- to medium-sized businesses frequently have smaller market share than their competition, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience significant volatility in operating results. Any one or more of these factors may impair the borrower’s ability to repay a loan. In addition, the success of a small- to medium-sized business often depends on the management talents and efforts of one or two persons or a small group of persons, and the death, disability or resignation of one or more of these persons could have a material adverse impact on the business and its ability to repay a loan. Economic downturns and other events that negatively impact our market areas could cause us to incur substantial credit losses that could negatively affect our consolidated financial condition and consolidated results of operations.

Construction and land development loans are based upon estimates of costs and values associated with the completed project. These estimates may be inaccurate, and we may be exposed to significant losses on loans for these projects.

At December 31, 2022, our construction and land development loans totaled $237.1 million, or 12.5% of our loans held for investment portfolio, excluding SBA loans. These loans involve additional risks because funds are advanced upon the security of the project, which is of uncertain value prior to its completion, and costs may exceed realizable values in declining real estate markets. Because of the uncertainties inherent in estimating construction costs and the realizable market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to accurately evaluate the total funds required to complete a project and the related loan-to-value ratio. A downturn in the commercial real estate market could increase delinquencies, defaults and foreclosures, and significantly impair the value of our collateral and our ability to sell the collateral upon foreclosure. In addition, this type of lending also typically involves higher loan principal amounts. Some of the builders we deal with have more than one loan outstanding with us. Consequently, an adverse development with respect to one loan or one credit relationship can expose us to a significantly greater risk of loss. In addition, during the term of some of our construction loans, no payment from the borrower is required since the accumulated interest is added to the principal of the loan through an interest reserve. As a result, construction loans often involve the disbursement of substantial funds with repayment dependent, in part, on the success of the ultimate project and the ability of the borrower to sell or lease the property, rather than the ability of the borrower or guarantor to repay principal and interest. Higher than anticipated development costs may cause actual results to vary significantly from those estimated. If our appraisal of the value of the completed project proves to be overstated, or market values or rental rates decline, we may have inadequate security for the repayment of the loan upon completion of construction of the project. In addition, construction loans involve additional cost as a result of the need to actively monitor the building process, including cost comparisons and on-site inspections.

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Properties under construction are often difficult to sell and typically must be completed in order to be successfully sold, which complicates the process of working with our problem construction loans. If we are forced to foreclose on a project prior to or at completion due to a default, we may not be able to recover all of the unpaid balance of, and accrued interest on, the loan as well as related foreclosure and holding costs. In addition, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time while we attempt to dispose of it. Further, in the case of speculative construction loans, there is the added risk associated with the borrower obtaining a take-out commitment for a permanent loan. Loans on land under development or held for future construction also pose additional risk because of the lack of income production by the property and the potential illiquid nature of the collateral.

For all of these reasons and uncertainties, construction and land development loans may represent greater risks than other types of loans.

Our real estate loans are subject to risks, including risks resulting from increasing interest rates.

At December 31, 2022, we had $1.22 billion of real estate loans, including commercial real estate loans, or 64.5% of our loans held for investment portfolio, excluding SBA loans. These real estate loans present certain risks, particularly in an environment of increasing interest rates. After a period of low interest rates, the Federal Reserve rapidly increased the federal funds rate during 2022 and the first quarter of 2023, and it is anticipated the Federal Reserve may continue with further rate increases in 2023. Rising interest rates, as well as other factors arising after a real estate loan has been made, could negatively affect not only property values but also a borrower’s cash flow, creditworthiness, and ability to repay the loan. Increasing interest rates may negatively impact real estate values because rising rates may cause real estate collateral values to decline, increasing the possibility that we will realize losses on our real estate loans.

Our loan portfolio includes a number of commercial real estate loans with relatively large balances.

Our loan portfolio contains a number of commercial real estate loans with relatively large balances. The deterioration of one or a few of these loans could cause a significant increase in nonperforming loans, which could result in a net loss of earnings, an increase in the provision for credit loan losses and an increase in loan charge-offs, all of which could have a material adverse effect on our consolidated financial condition and consolidated results of operations.

Our commercial real estate loans may increase our exposure to credit risk.

At December 31, 2022, our commercial real estate loans primarily consisted of loans secured by non-owner occupied CRE and loans secured by owner-occupied CRE, which together totaled $860.2 million, or 45.3%, of our total loans held for investment portfolio, excluding SBA loans. These loans are generally viewed as having more risk of default than loans secured by residential real estate or consumer loans because repayment of the loans often depends on the successful operation of the property and the income stream of the borrowers.

These loans often involve larger loan balances to single borrowers or groups of related borrowers compared with single-family residential mortgage loans. Therefore, the deterioration of one or a few of these loans could cause a significant decline in the related asset quality. If Southern California experiences an economic slowdown, these loans represent higher risk and could result in a sharp increase in loans charged off and could require the we significantly increase our allowance for credit losses, which could have a material adverse impact on our business, consolidated financial condition, consolidated results of operations, and cash flows.

Our commercial and industrial (C&I) loans are often dependent on the cash flows of the borrower, which may be unpredictable, and the collateral securing these loans may fluctuate in value.

At December 31, 2022, we had $312.1 million of C&I loans, or 16.5% of our total loans held for investment portfolio, excluding SBA loans. Our C&I loans are originated primarily based on the anticipated cash flow and general liquidity of the borrower and secondarily on the underlying collateral provided by the borrower and the repayment capacity of any guarantor. A borrower’s cash flow may be unpredictable, however, and collateral securing these loans may fluctuate in value. Although these loans are often collateralized by equipment, inventory, accounts receivable, or other business assets, the liquidation of collateral in the event of default is often an insufficient source of repayment because accounts receivable may be uncollectible and inventories may be obsolete or of limited use. In addition, business assets may depreciate over time, may be difficult to appraise, and may fluctuate in value based on the success of the business. Accordingly, the repayment of C&I loans depends primarily on the cash flow and credit worthiness of the borrower and secondarily on the underlying collateral value provided by the borrower and liquidity of the guarantor.

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Small Business Administration lending is an increasingly important part of our business. Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.

Our SBA lending program is dependent upon the U.S. federal government. We are designated by the SBA as a Preferred Lender. As an SBA Preferred Lender, we are able to offer SBA loans to our customers without the potentially lengthy SBA approval process for application, servicing or liquidation actions required for lenders that are not SBA Preferred Lenders.

The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including the potential loss of the SBA Preferred Lender designation. If we lose our status as an SBA Preferred Lender, we may lose some or all of our SBA loan customers to lenders who are SBA Preferred Lenders, and as a result we could experience a material adverse effect on our consolidated financial results.

Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or funding for the SBA program may also have a material adverse effect on our business. In addition, any default by the U.S. government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could materially and adversely affect our business, consolidated financial condition and consolidated results of operations.

The SBA’s 7(a) Loan Program is the SBA’s primary program for helping small businesses, with financing guaranteed for a variety of general business purposes. Typically, we sell the guaranteed portion of our SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or selling them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA 7(a) loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could materially and adversely affect our business, consolidated financial condition or consolidated results of operations.

As of December 31, 2022, we had $116.5 million of SBA loans, excluding Paycheck Protection Program (“PPP”) loans, or 6.1% of total loans held for investment. The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business and profitability. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

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Our consumer loans generally carry greater risk than loans secured by owner-occupied, 1 - 4 family real estate.

At December 31, 2022, our consumer loans totaled $5.5 million, or 0.3% of our total loans held for investment portfolio, excluding SBA loans. Consumer loan collections are dependent on the borrower’s continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as a loss of employment or unexpected medical costs. These loans may represent greater losses as compared to loans secured by owner-occupied, 1-4 family real estate loans, for example, because they may be unsecured or, if they are secured, the value of the collateral may be difficult to assess and is often more likely to decrease in value than real estate Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit our ability to recover on such loans.

LIQUIDITY AND CAPITAL RISKS

Liquidity, primarily through deposits, is essential to our business. A lack of liquidity, or an increase in the cost of liquidity could materially impair our ability to fund our operations and jeopardize our consolidated financial condition, consolidated results of operation and cash flows.

Liquidity represents an institution’s ability to provide funds to satisfy demands from depositors, borrowers and other creditors by either converting assets into cash or accessing new or existing sources of incremental funds. Liquidity risk arises from the possibility that we may be unable to satisfy current or future funding requirements and needs.

Liquidity is essential for the operation of our business. Market conditions, unforeseen outflows of funds or other events could have a negative effect on our level or cost of funding, affecting our ongoing ability to accommodate liability maturities and deposit withdrawals, meet contractual obligations, and fund new business transactions at a reasonable cost and in a timely manner. If our access to stable and low-cost sources of funding, such as client deposits, is reduced, we may need to use alternative funding, which could be more expensive or of limited availability. Any substantial, unexpected or prolonged changes in the level or cost of liquidity could affect our business adversely.

Deposit levels may be affected by several factors, including rates paid by competitors, general interest rate levels, returns available to customers on alternative investments, customers seeking to maximize deposit insurance by limiting their deposits at a single financial institution to $250,000, general economic and market conditions and other factors. Loan repayments are a relatively stable source of funds but are subject to the borrowers’ ability to repay loans, which can be adversely affected by a number of factors including changes in general economic conditions, adverse trends or events affecting business industry groups or specific businesses, declines in real estate values or markets, business closings or lay-offs, inclement weather, natural disasters and other factors.

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Furthermore, loans generally are not readily convertible to cash. From time to time, if our ability to raise funds through deposits, borrowings, the sale of investment securities and other sources are not sufficient to meet our liquidity needs, we may be required to rely on alternative funding sources of liquidity to meet growth in loans, deposit withdrawal demands or otherwise fund operations. Such alternative funding sources include FHLB advances, Federal Reserve borrowings, brokered deposits, unsecured federal funds lines of credit from correspondent banks and/or accessing the equity or debt capital markets. The availability of these alternative funding sources is subject to broad economic conditions, to regulation and to investor assessment of our financial strength and, as such, the cost of funds may fluctuate significantly and/or the availability of such funds may be restricted, thus impacting our net interest income, our immediate liquidity and/or our access to additional liquidity. Additionally, if we fail to remain “ well-capitalized” our ability to utilize brokered deposits may be restricted. We have somewhat similar risks to the extent high balance core deposits exceed the amount of deposit insurance coverage available.

We anticipate we will continue to rely primarily on deposits, loan repayments, and cash flows from our investment securities to provide liquidity. Additionally, when necessary, the alternative funding sources of borrowed funds described above will be used to augment our primary funding sources. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program in an effort to minimize the need for banks to sell securities at a loss in times of stress. We may use the Bank Term Funding Program on an as needed basis. An inability to maintain or raise funds (including the inability to access alternative funding sources) in amounts necessary to meet our liquidity needs would have a substantial negative effect, individually or collectively, on our liquidity. Our access to funding sources in amounts adequate to finance our activities, or on terms attractive to us, could be impaired by factors that affect us specifically or the financial services industry in general. For example, factors that could detrimentally impact our access to liquidity sources include our consolidated financial results, a decrease in the level of our business activity due to a market downturn or adverse regulatory action against us, a reduction in our credit rating, any damage to our reputation, counterparty availability, changes in the activities of our business partners, changes affecting our loan portfolio or other assets, or any other event that could cause a decrease in depositor or investor confidence in our creditworthiness and business. Those factors may lead to depositors withdrawing their deposits or creditors limiting our borrowings. Our access to liquidity could also be impaired by factors that are not specific to us, such as general business conditions, interest rate fluctuations, severe volatility or disruption of the financial markets, bank closures or negative views and expectations about the prospects for the financial services industry as a whole, or legal, regulatory, accounting, and tax environments governing our funding transactions. In addition, our ability to raise funds is strongly affected by the general state of the U.S. and world economies and financial markets as well as the policies and capabilities of the U.S. government and its agencies, and may remain or become increasingly difficult due to economic and other factors beyond our control. Any such event or failure to manage our liquidity effectively could affect our competitive position, increase our borrowing costs and the interest rates we pay on deposits, limit our access to the capital markets and have a material adverse effect on our consolidated financial condition and consolidated results of operations.

We may need to raise additional capital, but additional capital may not be available.

We may need to raise additional capital, in the future, to support our growth, strategic objectives or to meet regulatory or other internal requirements. Our ability to access the capital markets, if needed, will depend on a number of factors, including our consolidated financial condition, our business prospectus and the state of the financial markets. If capital is not available on favorable terms when we need it, we may have to either issue common stock or other securities on less than desirable terms or curtail our growth until market conditions become more favorable. Any diminished ability to raise additional capital, if needed, could restrict our ability to grow, require us to take actions that would affect our earnings negatively or otherwise affect our business and our ability to implement our business plan, capital plan and strategic goals adversely. Such events could have a material adverse effect on our business, consolidated financial condition and consolidated results of operations.

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The Company relies on the dividends and return of capital it receives from its subsidiary.

The Company is a separate and distinct legal entity from the Bank. As a holding company with no significant assets other than the Bank, the Company depends on dividends from the Bank to fund operating expenses, service debt and pay taxes. While the Company has not historically paid dividends or repurchased shares, its ability to do so would depend in large part upon the receipt of dividends or other capital distributions from the Bank. The ability of the Bank to pay dividends or make other capital distributions is subject to the restrictions of the National Bank Act. In addition, it is possible, depending upon the financial condition of the Bank and other factors, that the OCC could assert that payment of dividends or other payments is an unsafe or unsound practice. The amount that the Bank may pay in dividends is further restricted due to the fact that the Bank must maintain a certain minimum amount of capital to be considered a “well capitalized” institution as well as a separate capital conservation buffer. See “Supervision and Regulation - Capital Adequacy.”

In the event the Bank is unable to pay dividends to the Company, the Company could have difficulty meeting its other financial obligations and may need to seek other forms of liquidity, such as the sale of stock or indebtedness. The inability of the Bank to pay dividends to the Company could have a material adverse effect on our business, including the market price of our common stock.

STRATEGIC RISKS

Our growth and expansion may strain our ability to manage our operations and our financial resources.

Our financial performance and profitability depend on our ability to execute our corporate growth strategy. Continued growth, however, may present operating and other problems that could adversely affect our business, consolidated financial condition and consolidated results of operations and cash flows.

To successfully manage our growth, we may need to increase non-interest expenses through additional personnel, leasehold and data processing costs, among others. In order to successfully manage growth, we may need to adopt and effectively implement policies, procedures and controls to maintain credit quality, control costs and oversee our operations. We cannot assure you that we will be successful in this strategy. We may be challenged to successfully manage our business as a result of the strain on management and operations that may result from growth. Success will also depend on the ability of our officers and key employees to continue to implement and improve operational and other systems, to manage multiple, concurrent customer relationships and to hire, train and manage employees.

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Execution of our business strategies also may require certain regulatory approvals or consents, which may include approvals of the Federal Reserve, the OCC and other regulatory authorities. These regulatory authorities may impose conditions on the activities or transactions contemplated by our business strategies, which may negatively impact our ability to realize fully the expected benefits of certain opportunities.

Our failure to manage acquisitions may have a material adverse effect on our consolidated financial condition, and consolidated results of operations.

As part of our growth strategy, we intend to pursue prudent and commercially attractive acquisitions that will position us to capitalize on market opportunities. Over the last three years, we have grown rapidly through both organic growth and acquisitions.

Our future results of operations will depend in large part on our ability to successfully integrate the operations of any institutions we may acquire in the future and retain the customers of those institutions. If we are unable to successfully manage the integration of the separate cultures, customer bases and operating systems of the acquired institutions, our consolidated results of operations may be adversely affected. To be successful, we must successfully integrate the operations and retain the customers of acquired institutions, attract and retain the management required to successfully manage larger operations, and control costs.

Acquiring other banks or branches involves risks commonly associated with acquisitions including, among other things, the risk of incurring substantial expenses in pursuing potential acquisitions without completing such acquisitions, the risk that acquisition activity may divert our management’s attention from other aspects of our business, the difficulty in estimating the value of a target company, and the risk that an acquired business may not perform in accordance with our expectations. Our failure to manage acquisitions and other significant transactions successfully may have a material adverse effect on our consolidated financial condition and consolidated results of operations, and cash flows.

Our reputation is critical to the success of our business and our failure to maintain our reputation may materially adversely affect our performance.

Our reputation is one of the most valuable assets of our business. A key component of our business strategy is to rely on our reputation for customer service and knowledge of local markets to expand our presence by capturing new business opportunities from existing and prospective customers in our market area and contiguous areas. As such, if our reputation is negatively affected, by the actions of our employees or otherwise, our business and, therefore, our consolidated operating results may be materially adversely affected.

New lines of business, products, product enhancements or services may subject us to additional risk.

From time to time, we may implement new lines of business or offer new products and product enhancements as well as new services within our existing lines of business. In developing, implementing or marketing new lines of business, products, product enhancements or services, we may invest significant time and resources, yet our new products or product enhancements may not be successful or may require more resources or expertise than we anticipated. We may also face factors, such as regulatory compliance, competitive alternatives and shifting market preferences, any of which may impact the success of a new line of business or offerings of new products, product enhancements or services. Currently, we are not in the process of developing or implementing any new business lines, products, enhancements or services. However, our failure to successfully manage these risks in the development and implementation of new lines of business or offerings of new products, product enhancements or services could have a material adverse effect on our business, consolidated financial condition and consolidated results of operations.

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Competition may limit our growth and profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, credit unions, mortgage banking firms, finance companies, non-bank lenders including ‘fintech” lenders, securities brokerage firms, insurance companies, money market funds and other mutual funds, as well as regional and national financial institutions that operate offices in our market areas and elsewhere. Many of these competitors have substantially greater name recognition, resources and lending limits than we do and may offer certain services or prices for services that we do not or cannot provide. Our profitability depends upon our continued ability to successfully compete in our markets.

KEY PERSONNEL RISKS

We rely heavily on our executive management team and other key personnel for our successful operation, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our key personnel that have substantial experience and tenure with us and in the markets that we serve. Our continued success and growth depend in large part on the efforts of these key personnel and ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees to complement and succeed to our core senior management team. See “Management.”

If we are not able to attract, retain and motivate key personnel, our business could be negatively affected.

Our future success depends in large part on our ability to retain and motivate our existing employees and attract new employees. Competition for the best employees can be intense and has increased since the beginning of the COVID-19 pandemic. If we are not able to attract, retain and motivate key personnel, both in business line and corporate functions, could have a material adverse impact on our growth, consolidated results of operations and consolidated financial condition.

REGULATORY AND COMPLIANCE RISKS

We operate in a highly regulated environment and the laws and regulations that govern our operations, corporate governance, executive compensation and accounting principles, or changes in them, or our failure to comply with them, could adversely affect us and our future growth.

Bank holding companies and banks are highly regulated under federal and state law. As such, we are subject to extensive regulation, supervision and legal requirements from government agencies such as the Federal Reserve, the OCC and the FDIC, which govern almost all aspects of our operations. Compliance with laws and regulations can be difficult and costly, and changes to laws and regulations often impose additional operating costs. Our failure to comply with these laws and regulations, could subject us to restrictions on our business activities, enforcement actions and fines and other penalties, any of which could adversely affect our results of operations, regulatory capital levels and the price of our common stock.

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As part of the bank regulatory process, the OCC and the Federal Reserve periodically conduct examinations of our businesses, including compliance with laws and regulations. If, as a result of an examination, either of these banking agencies were to determine that our financial condition, capital adequacy, asset quality, earnings prospects, management capability, liquidity, asset sensitivity to market risks, asset management, risk management or other aspects of any of our operations have become unsatisfactory, or that we or our management were in violation of any law or regulation, our regulators may take a number of different remedial actions as they deem appropriate. These actions include the power to enjoin “unsafe or unsound” practices, to require affirmative actions to correct any conditions resulting from any violation or practice, to issue an administrative order that can be judicially enforced, to direct an increase in our capital levels, to restrict our growth, to assess civil monetary penalties against us, our officers or directors, to remove our officers and directors and, if it is concluded that such conditions cannot be corrected or there is an imminent risk of loss to depositors, terminate our deposit insurance and our charter to operate. If we become subject to such regulatory actions, our business, consolidated financial condition and consolidated results of operations, and reputation could be adversely affected.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws could damage our reputation or otherwise adversely affect our business.

Our business requires the collection and retention of volumes of customer data in various information systems that we maintain and in those maintained by third party service providers. We are subject to complex and evolving laws and regulations regarding privacy and data protection including the GLBA and the California Consumer Privacy Act. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under privacy and data protection laws. Concerns regarding the effectiveness of our measures to safeguard data could cause us to lose customers or potential customers and reduce our revenue. Accordingly, any failure, or perceived failure, to comply with applicable privacy or data protection laws may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or result in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our operations, consolidated financial condition and consolidated results of operations.

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Our failure to comply with stringent capital requirements could result in regulatory criticism, requirements and restrictions.

We are subject to capital adequacy guidelines and other regulatory requirements specifying minimum amounts and types of capital which we must maintain. Our failure to meet applicable regulatory capital requirements could result in one or more of our regulators placing limitations or conditions on our activities, including our growth initiatives, or restricting the commencement of new activities, and could affect client and investor confidence, our costs of funds and FDIC insurance costs, our ability to pay dividends, our ability to make acquisitions, and our business, consolidated financial condition and consolidated results of operations. These limitations establish a maximum percentage of eligible retained income that could be utilized for these actions. See “Supervision and Regulation - Capital Adequacy.” Details regarding the Bank’s actual capital amounts and ratios and the amount of required capital are included in Note 15 — Regulatory Matters of the Notes to Consolidated Financial Statements included in Item 13.

We face a risk of noncompliance and enforcement action with the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 (the “USA Patriot Act”), and other laws and regulations require financial institutions to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department’s Office of Foreign Assets Control.

To comply with laws and guidelines in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be required to dedicate additional resources to our anti-money laundering program and could be subject to liabilities, including fines, and regulatory enforcement actions restricting our growth and restrictions on future acquisitions and de novo branching.

TECHNOLOGY RISKS

Failure to keep up with the rapid technological changes in the financial services industry could have an adverse effect on our competitive position and profitability.

The financial services industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. The effective use of technology increases efficiency and enables financial institutions to better serve customers and reduce costs. Our future success will depend, in part, upon our ability to address the needs of our customers by using technology to provide products and services that will satisfy customer demands for convenience, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements than we have. As a result, competitors may be able to offer additional or superior products compared to those that we will be able to provide, which would put us at a competitive disadvantage. We may not be able to implement new technology-driven products and services effectively or be successful in marketing these products and services to our customers. Failure to keep pace successfully with technological change affecting the financial services industry could harm our ability to compete effectively and could have an adverse effect on our business, growth and consolidated results of operations.

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System failure or breaches of our network security, including as a result of cyber-attacks or data security breaches, could subject us to increased operating costs as well as litigation and other liabilities.

The computer systems and network infrastructure we use may be vulnerable to physical theft, fire, power loss, telecommunications failure or a similar catastrophic event, as well as security breaches, denial of service attacks, viruses, worms and other disruptive problems caused by hackers. Further, our remediation efforts in response to these events may not be successful. Any damage or failure that causes breakdowns or disruptions in our customer relationship management, general ledger, deposit, loan and other systems could damage our reputation, result in a loss of customer business, subject us to additional regulatory scrutiny for failure to comply with required information security standards, or expose us to civil litigation and possible financial liability, any of which could have a material adverse effect on us.

Computer break-ins, phishing and other disruptions could also jeopardize the security of information stored in and transmitted through our computer systems and network infrastructure. Information security risks have generally increased in recent years in part because of the proliferation of new technologies, the use of the internet and telecommunications technologies to conduct financial transactions, and the increased sophistication and activities of organized crime, hackers, terrorists, activists, and other external parties. Our operations rely on the secure processing, transmission and storage of confidential information in our computer systems and networks. In addition, to access our products and services, our customers may use devices that are beyond our control systems. Although we believe we have robust information security procedures and controls, our technologies, systems, networks, and our customers’ devices may become the target of cyber-attacks or information security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of our or our customers’ confidential, proprietary and other information, or otherwise disrupt our or our customers’ or other third parties’ business operations. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We are under continuous threat of loss due to hacking and cyber-attacks especially as we continue to expand customer capabilities to utilize internet and other remote channels to transact business. Two of the most significant cyber-attack risks that we face are e-fraud and loss of sensitive customer data. Loss from e-fraud occurs when cybercriminals breach and extract funds directly from customer or our accounts. Attempts to breach sensitive customer data, such as account numbers and social security numbers, present significant reputational, legal and/or regulatory costs to us, if successful. Our risk and exposure to these matters remains heightened because of the evolving nature and complexity of these threats from cybercriminals and hackers, our plans to continue to provide internet banking and mobile banking channels, and our plans to develop additional remote connectivity solutions to serve our customers. We cannot assure that we will not be the victim of successful hacking or cyberattacks in the future that could cause us to suffer material losses or that our efforts to remediate any such attack will be successful. The occurrence of any cyber-attack or information security breach could result in potential liability to customers, reputational damage and the disruption of our operations, and regulatory concerns, all of which could adversely affect our business, consolidated financial condition and consolidated results of operations.

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OPERATIONAL RISKS

Our enterprise risk management framework may not be effective in mitigating risk and reducing the potential for losses.

Our enterprise risk management framework seeks to mitigate risk and loss to us. We have established comprehensive policies and procedures and an internal control framework designed to provide a sound operational environment for the types of risk to which we are subject, including credit risk, market risk (interest rate and price risks), liquidity risk, operational risk, compliance risk, legal risk, strategic risk, and reputational risk. However, as with any risk management framework, there are inherent limitations to our current and future risk management strategies, including risks that we have not appropriately anticipated or identified. In addition, our businesses and the markets in which we operate are continuously evolving. We may fail to adequately or timely enhance our enterprise risk framework to address those changes. If our enterprise risk framework is ineffective, either because it fails to keep pace with changes in the financial markets, regulatory requirements, our businesses, our counterparties, clients or service providers or for other reasons, we could incur losses, suffer reputational damage or find ourselves out of compliance with applicable regulatory or contractual mandates. In addition to management’s Asset Liability Committee (“ALCO”), the Directors Loan Committee of the Board (“DLC”), the Audit and Risk Committee of the Board (“ARC Committee”), as well as the Company’s Chief Risk Officer are all responsible for the “risk management framework” of the Company. Both ALCO and DLC meet monthly and the ARC Committee meets eight times a year, with the authority to convene additional meetings, as circumstances require.

We are subject to certain operational risks, including, but not limited to, internal or external fraud and data processing system failures and errors.

Employee errors and employee and customer misconduct could subject us to financial losses or regulatory sanctions and seriously harm our reputation. Misconduct by our employees could include hiding unauthorized activities from us, improper or unauthorized activities on behalf of our customers or improper use of confidential information. It is not always possible to prevent employee errors and misconduct, and the precautions we take to prevent and detect this activity may not be effective in all cases. Employee errors could also subject us to financial claims for negligence.

We maintain a system of internal controls and insurance coverage to mitigate against operational risks, including data processing system failures and errors and customer or employee fraud. If our internal controls fail to prevent or detect an occurrence, or if any resulting loss is not insured or exceeds applicable insurance limits, it could have a material adverse effect on our business, consolidated financial condition and consolidated results of operations.

This risk of loss also includes the potential legal actions that could arise as a result of operational deficiencies or as a result of non-compliance with applicable regulatory standards, adverse business decisions or their implementation, or customer attrition due to potential negative publicity.

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We depend on the use of data and modeling in our management’s decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitatively-based analyses is prevalent in bank decision making and regulatory compliance processes, and the use of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, allowance for loan loss measurement, portfolio stress testing and the identification of possible violations of anti-money laundering regulations are examples of areas in which we are dependent on models and the data that underlie them. We anticipate that model-derived insights will be used more widely in our decision making in the future. While these quantitative techniques and approaches improve our decision making, they also create the possibility that faulty data or flawed quantitative approaches could yield adverse outcomes or regulatory scrutiny. Secondarily, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision making, which could have an adverse effect on our business, consolidated financial condition and consolidated results of operations.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

A significant portion of our loan portfolio is secured by real estate. In the course of our business, we may foreclose and take title to real estate and could be subject to environmental liabilities with respect to these properties. We may be held liable to a government entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or may be required to clean up hazardous or toxic substances, or chemical releases at a property. The costs associated with investigation and remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property. These costs and claims could adversely affect our business, consolidated results of operations and prospects.

The obligations associated with being a public company may strain our resources and divert management’s attention from operating our business.

As a public company, we will be subject to the reporting requirements of the Exchange Act, and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make certain activities more difficult, time-consuming or costly and increase demand on our systems and resources. The obligations associated with being a public company will require significant additional resources and management oversight. As a result, management’s attention may be diverted from other business concerns, and our business and consolidated operating results may be adversely affected.

We may fail to maintain effective internal controls over financial reporting.

Our management is responsible for establishing and maintaining a system of internal controls over financial reporting that provides reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with generally accepted accounting principles and for evaluating and reporting on that system of internal control. We are continuing to develop and refine our disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we will file with the SEC is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms and that information required to be disclosed in reports under the Exchange Act is accumulated and communicated to our principal executive and financial officers. We are also continuing to develop and refine our internal controls over financial reporting and have hired additional personnel in our accounting and financial reporting functions in connection with our transition from a private company to a public company. We expect that we will need to augment internal control resources to ensure we comply with the reporting obligations applicable to publicly traded companies and to ensure our internal controls and related procedures satisfy, and continue to satisfy, all applicable requirements for publicly traded companies. Maintaining and improving the effectiveness of our disclosure controls and procedures and internal controls over financial reporting will require that we continue to expend, significant resources, including accounting-related costs and significant management oversight.

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Nevertheless, these efforts may not be sufficient to result in an effective internal control environment. In addition, there are risks that individuals, either employees or contractors, consciously circumvent established control mechanisms by, for example, exceeding trading or investment management limitations, or committing fraud. If we fail to maintain effective internal controls over financial reporting, we may not be able to report our consolidated financial results accurately and in a timely manner, in which case our business may be harmed, investors may lose confidence in the accuracy and completeness of our consolidated financial reports, we could be subject to regulatory penalties and the price of our common stock may decline.

We rely on third-party service providers for key aspects of our operations.

We rely on third parties for certain services, including, but not limited to, our critical core banking, web hosting and other processing services. The failure of these systems, a cybersecurity breach involving any of our third-party service providers or the termination or change in terms of these services could interrupt our operations. Because our information technology and telecommunications systems interface depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. Replacing vendors or addressing issues with our third-party service providers could entail significant delay, expense and disruption of service. Even if we are able to replace third-party service providers, it may be at a higher cost to us. In addition, our failure to adequately oversee the actions of our third-party service providers could result in regulatory actions against us. Any of these factors could adversely affect our business, consolidated financial condition and consolidated results of operations.

Climate change could have a material negative impact on us and our clients.

Concerns over the long-term impact of climate change have led and will continue to lead to governmental efforts to mitigate those impact. Consumers and businesses also may change their behavior as a result of these concerns. We and our customers will need to respond to new laws and regulations as well as consumer and business preferences resulting from climate change concerns. We and our customers may face cost increases, asset value reductions and operating process changes. Among the impact to us could be a drop in demand for our products and services, particularly in certain sectors. In addition, we could face reductions in creditworthiness on the part of some customers or in the value of assets securing loans. Our efforts to take these risks into account in making lending and other decisions, may not be effective in protecting us from the negative impact of new laws and regulations or changes in consumer or business behavior.

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Our business, as well as the operations and activities of our clients, could be negatively impacted by climate change. Climate change presents both immediate and long-term risks to us and our clients, and these risks are expected to increase over time. Climate change presents multi-faceted risks, including: operational risk from the physical effects of climate events on us and our clients’ facilities and other assets; credit risk from borrowers with significant exposure to climate risk; transition risks associated with the transition to a less carbon- dependent economy; and reputational risk from stakeholder concerns about our practices related to climate change, our carbon footprint, and our business relationships with clients who operate in carbon-intensive industries.

The risks associated with climate change are rapidly changing and evolving in an escalating fashion, making them difficult to assess. Any of the risks associated with climate change could have a material negative impact on our business, consolidated financial condition and consolidated results of operations.

Our consolidated financial statements are based in part on assumptions and estimates which, if incorrect, could cause unexpected losses in the future.

We have made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of revenue and expenses during the reporting period, to prepare these consolidated financial statements in conformity with GAAP. Actual results could differ from these estimates. Material estimates subject to change in the near term include, among other items, the ACL, particularly in light of the adoption of the CECL standard in 2023; the fair value of assets and liabilities acquired in business combinations and related purchase price allocation, the valuation of acquired loans, the valuation of goodwill and separately identifiable intangible assets associated with mergers and acquisitions, loan sales and servicing of financial assets and deferred tax assets and liabilities. These estimates may be adjusted as more current information becomes available, and any adjustment may be significant.

RISKS RELATED TO AN INVESTMENT IN OUR COMMON STOCK

Our charter documents and California law may have an anti-takeover effect, and there are substantial regulatory limitations on changes of control of bank holding companies.

Our articles of incorporation and bylaws contain a number of provisions relating to corporate governance and rights of shareholders that might discourage future takeover attempts. As a result, shareholders who might desire to replace or remove some or all of our Board of Directors or to participate in such transactions may not have an opportunity to do so. For example, our articles of incorporation authorize our Board of Directors to issue preferred stock, which could be issued as a defensive measure in response to a takeover proposal. Our bylaws provide that shareholders seeking to make nominations of candidates for election as directors, or to bring other business before an annual meeting of the shareholders, must provide timely notice of their intent in writing and follow specific procedural steps in order for nominees or shareholder proposals to be brought before an annual meeting.

The California General Corporation Law includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing control of the Company. If an “interested party” offers to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction and, if we subsequently receive another offer, we must afford our shareholders the opportunity to withdraw their consent to the “interested party” offer. California law considers a person to be an “interested party” if the person controls us, is controlled by one of our officers or directors, or in which one of our officers or directors has a material financial interest.

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In addition, under federal banking laws, as a general matter, no person or company, acting individually or in concert with others, may acquire more than 10 percent of our common stock without prior approval from our federal banking regulator. Federal regulators generally would prohibit any company that is not engaged in financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock.

These provisions of our charter documents and federal banking laws could have the effect of delaying or deferring the removal of our incumbent directors or delaying, deferring or discouraging another party from acquiring control of our Company (including an acquisition in which our shareholders could receive a premium for their shares), even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions could also discourage proxy contests and make it more difficult for holders of our common stock to elect directors other than the candidates nominated by our Board of Directors.

Our common stock currently has a limited trading market and is thinly traded, and a more liquid market for our common stock may not develop.

Our common stock is currently quoted on the OTC Pink Open Market under the trading symbol “BCAL,” but is thinly traded with limited liquidity. We have applied to have our common stock listed on the Nasdaq Stock Market under the symbol “BCAL,” concurrently with the effectiveness of this registration statement, but such listing is not guaranteed. Even if such listing is approved, there can be no assurance that an active, liquid trading market in our common stock will develop. If an active trading market does not develop, you may have difficulty selling your shares of common stock at an attractive price, or at all. An inactive market may also impair our ability to raise capital by selling our common stock and may impair our ability to expand our business by using our common stock as consideration in an acquisition. In addition, thinly traded stocks can be more volatile than more widely traded stocks. Our stock price has been volatile in the past and could be subject to wide fluctuations in price in response to various factors, some of which are beyond our control and may be unrelated to our actual operating performance.

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We are an emerging growth company and a smaller reporting company, and the reduced regulatory and reporting requirements applicable to emerging growth companies and smaller reporting companies may make our common stock less attractive to investors.

We are an emerging growth company, as defined in the JOBS Act. For as long as we continue to be an emerging growth company, we may take advantage of reduced regulatory and reporting requirements that are otherwise generally applicable to public companies. These include, without limitation, not being required to comply with the auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act, reduced financial reporting requirements, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding non-binding shareholder advisory votes on executive compensation or golden parachute payments. The JOBS Act also permits an emerging growth company such as us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have irrevocably opted to decline this extended transition period, which means that any consolidated financial statements that we file in the future, will be subject to all new or revised accounting standards generally applicable to public companies. We may take advantage of some or all of these provisions for up to five years or such earlier time as we cease to qualify as an emerging growth company, which will occur if we have more than $1.235 billion in total annual gross revenue, if we issue more than $1.0 billion of non-convertible debt in a three-year period, or if we become a “large accelerated filer,” in which case we would no longer be an emerging growth company as of the following December 31. Even after we no longer qualify as an emerging growth company, we may still qualify as a “smaller reporting company,” as defined in Rule 12b-2 in the Exchange Act, which would allow us to take advantage of many of the same exemptions from disclosure requirements, including not being required to provide an auditor attestation of our internal control over financial reporting and reduced disclosure regarding our executive compensation arrangements in our periodic reports and proxy statements. Investors may find our common stock less attractive because we intend to rely on certain of these exemptions, which may result in a less active trading market and increased volatility in our stock price.

We may issue additional equity securities, or engage in other transactions, which could affect the priority of our common stock, which may adversely affect the market price of our common stock.

Our Board of Directors may determine from time to time that we need to raise additional capital by issuing additional shares of our common stock or other securities. Sales of substantial amounts of our common stock (including shares issued in connection with an acquisition), or the perception that such sales could occur, may adversely affect prevailing market prices of our common stock. We are not restricted from issuing additional shares of common stock, including securities that are convertible into or exchangeable for, or that represent the right to receive, common stock. We may also issue shares of preferred stock that will provide new investors with rights, preferences and privileges that are senior to, and that adversely affect, our then current common shareholders. We cannot predict or estimate the amount, timing or nature of any future offerings, or the prices at which such offerings may be completed. Any additional equity issuances may dilute the holdings of our existing shareholders or reduce the market price of our common stock, or both.

An investment in our common stock is not an insured deposit and is not guaranteed by the FDIC, so you could lose some or all of your investment.

An investment in our common stock is not a deposit account or other obligation of the Bank and, therefore, is not insured against loss or guaranteed by the FDIC, any other deposit insurance fund or by any other governmental, public or private entity. An investment in our common stock is subject to many risks, such as those described in this document and others. As a result, if you acquire our common stock, you could lose some or all of your investment.

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Item 2. Financial Information

Financial Highlights

The following table sets forth certain of our financial highlights as of and for each of the periods presented. This data should be read in conjunction with our consolidated financial statements and related notes included herein at Item 13 of this filing.

	Year Ended December 31,
($ in thousands except share and per share data)	2022	2021
EARNINGS
Net interest income	$87,786	$64,411
Provision for loan losses	$5,450	$1,200
Noninterest income	$3,675	$4,514
Noninterest expense	$64,028	$53,539
Income tax expense	$5,870	$3,477
Net income	$16,113	$10,709
Pre-tax pre-provision income (1)	$27,433	$15,386
Diluted earnings per share	$0.88	$0.72
Ending shares outstanding	17,940,283	17,707,737

PERFORMANCE RATIOS
Return on average assets	0.70%	0.57%
Return on average common equity	6.44%	5.60%
Yield on loans	5.02%	4.88%
Yield on earning assets	4.33%	3.83%
Cost of deposits	0.23%	0.13%
Cost of funds	0.29%	0.20%
Net interest margin	4.06%	3.64%
Efficiency ratio (1)	70.0%	77.7%
Net (charge-offs) recoveries to average loans held-for-investment	0.00%	0.01%
(1) Refer to Non-GAAP Financial Measures in the, Management’s Discussion and Analysis of Financial condition and Results of Operations, of this filing.
	December 31,
	2022	2021
CAPITAL
Tangible equity to tangible assets (1)	9.84%	9.35%
Book value (BV) per common share	$14.51	$13.92
Tangible BV per common share (1)	$12.32	$11.73

ASSET QUALITY
Allowance for loan losses (ALL)	$17,099	$11,657
ALL to total loans	0.90%	0.77%
ALL to total loans (excl PPP)	0.90%	0.81%
Nonperforming loans	$41	$809
Other real estate owned	$—	$—
Nonperforming assets to total assets	0.00%	0.04%

END OF PERIOD BALANCES
Total loans, including loans held for sale	$1,906,800	$1,504,748
Total assets	$2,283,927	$2,259,866
Deposits	$1,931,905	$1,973,098
Loans to deposits	98.7%	76.3%
Shareholders’ equity	$260,355	$246,528

(1)	Refer to Non-GAAP Financial Measures, included in the, Management’s Discussion and Analysis of Financial Condition and Results of Operations, of this filing.

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Management’s Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our consolidated financial condition and consolidated results of operations should be read in conjunction with our consolidated financial statements and related notes. Historical consolidated results of operations and the percentage relationships among any amounts included, and any trends that may appear, may not indicate trends in operations or consolidated results of operations for any future periods. We are a bank holding company and we conduct all of our material business operations through the Bank. As a result, the discussion and analysis below primarily relate to activities conducted at the Bank level.

Overview

Southern California Bancorp is a California corporation incorporated on October 2, 2019 and is headquartered in Del Mar, California. On May 15, 2020, we completed a reorganization whereby Bank of Southern California, N.A. became the wholly owned subsidiary of the Company. We are regulated as a bank holding company by the Board of Governors of the Federal Reserve System (“Federal Reserve”). The Bank operates under a national charter and is regulated by the Office of Comptroller of the Currency (“OCC”).

We are a relationship-focused community bank and we offer a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through our 13 branch offices serving Orange, Los Angeles, Riverside, San Diego and Ventura counties. We have kept a steady focus on our solution-driven, relationship-based approach to banking, providing clients accessibility to decision makers and enhancing value through strong client partnerships. We are a Preferred SBA Lender. Our lending products consist primarily of construction and land development loans, real estate loans, C&I loans, SBA loans, and consumer loans. Our deposit products consist primarily of demand deposit, money market, and certificates of deposit. We also provide treasury management services including online banking, cash vault, sweep accounts and lock box services.

Recent Developments

Branch Sale and Acquisition

Effective at the close of business on September 24, 2021, the Orange, Redlands and Santa Fe Springs retail branches were sold to a third party financial institution which acquired certain branch assets and assumed certain branch liabilities including deposits. No loans were sold as part of the transaction. The assets and liabilities of these three branches primarily consisted of $146 thousand of cash and cash equivalents and $82.4 million of deposits. The transaction resulted in a net cash payment to the third party financial institution of $81.5 million, and a gain on sale of $726 thousand recorded as a component of noninterest income in the consolidated statements of income.

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We completed our acquisition of BSCA on October 1, 2021. The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the operating results of BSCA have been included in the consolidated financial statements since October 2, 2021. On the acquisition date, we acquired total assets, loans and deposits of $424.6 million, $268.8 million, and $342.3 million, respectively. Goodwill in the amount of $18.1 million was recorded and represents the excess of the purchase consideration over the fair value of the net assets acquired and was primarily attributable to the expected synergies and economies of scale from combining our operations with BSCA. Refer to Note 2 – Business Combinations of the Notes to Consolidated Financial Statements included in Item 13 for more information about the BSCA acquisition.

Pandemic

The pandemic continues to recede and thus is becoming less disruptive to the economy. Concerns of a potential recession have increased as the Federal Reserve continues to increase interest rates to slow down inflation. The Federal Reserve raised interest rates by an aggregate of 425 basis points in 2022, to a range between 4.25% and 4.5% at December 31, 2022 and by an additional 25 basis points in February and another 25 basis points in March 2023, the highest level in 15 years. The Federal Reserve said the economy is seeing “modest” growth and that inflation “remains elevated, reflecting supply and demand imbalances related to the pandemic, higher food and energy prices, and broader price pressures.” Future actions that may be taken by the Federal Reserve may continue to impact key macroeconomic variables. We continue to monitor macroeconomic variables related to increasing interest rates, inflation, the concerns of an economic downturn, and its effects on our business, customers, employees, communities and markets. The following challenges could have an impact on our business, consolidated financial condition or near- or longer-term financial or consolidated results of operations:

●	Slower loan growth and declining deposits;
●	Difficulty retaining and attracting deposit relationships;
●	Credit quality deterioration of our loan portfolio resulting in additional provision for credit losses and impairment charges;
●	Margin pressure as we increase deposit rates to attract funds to support sustained high loan growth;
●	Increases in other comprehensive loss from the unrealized losses on available-for-sale debt securities; and
●	Liquidity stresses to maintain sufficient levels of high-quality liquid assets and access to borrowing lines and other sources of funding.

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Difficult Market Conditions are Adversely Affecting the Banking Industry

The rapid rise in interest rates during 2022, the resulting industry-wide reduction in the fair value of securities portfolios, and the recent bank runs that led to the failures of some financial institutions in March of 2023, among other events, have resulted in a current state of volatility and uncertainty with respect to the health of the U.S. banking system, particularly around liquidity, uninsured deposits and customer concentrations. The situation is stabilizing due to strong actions taken by federal regulators in attempts to calm the markets. In March 2023, the Federal Reserve announced the creation of a new Bank Term Funding Program (“BTFP”) which provides an additional source of liquidity against high quality securities, in an effort to minimize the need for banks to quickly sell securities at a loss in times of stress. The BTFP offers advances for a term of up to one year to eligible borrowers that pledge U.S.Treasuries, agency debt, mortgage-backed securities, and other qualifying assets as collateral. The rate for term advances will be the one-year overnight index swap rate plus 10 basis points; the rate will be fixed for the term of the advance on the day the advance is made. Borrowers may prepay advances (including for purposes of refinancing) at any time without penalty.

Notwithstanding these recent market events and activities, we have not been materially impacted on our financial condition, operations, customer base, liquidity, capital position or risk profile. We have a strong consolidated balance sheet with very diversified deposit and loan portfolios, with very little sector or individual customer concentration. Our relationship-based banking model is founded on strong, ongoing relationships with our commercial clients, which represent a broad variety of commercial industries. The current uncertainty in the banking industry has provided us with an opportunity to attract new clients that have concerns about the banks they have been doing business with, based on the above events. We have no meaningful exposure to cryptocurrency or venture capital business models and our accumulated other comprehensive loss on our available-for-sale debt securities is manageable. However, in an abundance of caution, we have proactively responded to these events by reaching out to our deposit customers and explaining what differentiates us from the recently failed banks and assuring them that their deposits remain safe.

Given the nature of our commercial banking business, approximately 50% of our total deposits exceeded the FDIC deposit insurance limits at March 31, 2023. However, we offer large depositors access to the ICS Product, which allows us to divide customers deposits that exceed the FDIC insurance limits into smaller amounts, below the FDIC insurance limits, and place those deposits in other participating FDIC insured institutions, effectively providing expanded FDIC insurance coverage with the convenience of managing all deposit accounts through our Bank. Our total deposits in the ICS Product increased to $140.3 million, or 7% of total deposits at March 31, 2023, compared to $65.5 million, or 3% of total deposits at December 31, 2022. At March 31, 2023, total deposits increased $54.0 million, of which $63.7 million was from brokered time deposits that replaced the $50 million in overnight FHLB advances that were outstanding at December 31, 2022. Excluding brokered deposits, total deposits decreased $9.8 million, or 0.5% from total deposits at December 31, 2022.

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The following table presents the ending balance, percentage of deposits and spot rates at the periods indicated:

	March 31, 2023			December 31, 2022
		% of	Spot		% of	Spot
(dollars in thousands)	Amount	Total	Rate (1)	Amount	Total	Rate (1)
Noninterest-bearing demand	$881,999	44%	0.0%	$923,899	48%	0.0%
Interest-bearing deposits:
Interest-bearing NOW accounts	248,809	13%	1.1%	209,625	11%	0.3%
Money market and savings accounts	677,636	34%	1.9%	668,602	35%	1.2%
Time deposits	92,932	5%	2.3%	109,032	6%	2.1%
Brokered time deposits	84,479	4%	3.8%	20,747	1%	1.1%
	$1,985,855	100%	1.1%	$1,931,905	100%	0.6%

(1) Weighted average interest rates at March 31, 2023 and December 31, 2022.

We have a small investment portfolio of high-quality securities. As of March 31, 2023, the amortized cost of our held-to-maturity debt securities was $53.9 million, or approximately 2.3% of total assets. The fair value of our available-for-sale debt securities was $124.4 million, or approximately 5.4% of total assets. In 2022, we deployed our excess cash by purchasing held-to-maturity debt securities that are not marked to market, which means there is no unrealized loss recorded through the accumulated other comprehensive loss if their market value is impacted by changes in interest rates. We carry the held-to-maturity debt securities at amortized cost and available-for-sale debt securities at fair value on our consolidated balance sheets. The unrealized gains or losses, net of taxes, on our available-for-sale debt securities are reported as a separate component of other comprehensive income included in shareholders’ equity. At March 31, 2023, our accumulated other comprehensive loss, net of taxes, decreased to $5.0 million, compared to $6.4 million at December 31, 2022. If we realized all of our unrealized losses on both held-to-maturity and available-for-sale debt securities, our unrealized losses (net of taxes) would be $7.9 million at March 31, 2023. The results of our stress testing on our debt security portfolio at December 31, 2022, illustrated that we would continue to be “well-capitalized”, even in an up to 300 basis point rate shock scenario. At December 31, 2022, our tangible common equity (non-GAAP) was $221.0 million, Refer to Non-GAAP Financial Measures in the, Management’s Discussion and Analysis of Financial condition and Results of Operations, of this filing.

The amortized cost of held-to-maturity and available-for-sale debt securities and their approximate fair values at March 31, 2023 and December 31, 2022 were as follows:

	March 31, 2023			December 31, 2022
		Gross	Estimated		Gross	Estimated
	Amortized	Unrealized	Fair	Amortized	Unrealized	Fair
(dollars in thousands)	Cost	Gains/(Losses)	Value	Cost	Gains/(Losses)	Value
Held-to-maturity	$53,864	$(4,151)	$49,713	$53,946	$(6,040)	$47,906
Available-for-sale	131,550	(7,112)	124,438	121,652	(9,072)	112,580
	$185,414	$(11,263)	$174,151	$175,598	$(15,112)	$160,486

We continue to benefit from solid liquidity and stabilized deposit balances to maintain sufficient liquidity to meet our cash flow requirements as of March 31, 2023.

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Our liquidity position, with the following financial balances (unaudited) as of March 31, 2023, compared to December 31, 2022:

●	Total cash and cash equivalents approximately $102 million, compared to $86.8 million.

●	Total liquidity ratio approximately 11.6%, compared to 10.5%.

●	Unpledged, liquid securities were approximately $132 million, compared to $122 million.

●	Available borrowing capacity from Federal Home Loan Bank secured lines of credit approximately $453 million, compared to $374.4 million. There were no outstanding borrowings at March 31, 2023.

●	Increased our available borrowing capacity from Federal Reserve Discount Window program to approximately $110 million, compared to $11.3 million. There were no outstanding borrowings at March 31, 2023.

●	Available borrowing capacity from the three unsecured credit lines from correspondent banks totaling $75.0 million at both periods. There were no outstanding borrowings at March 31, 2023.

●	Did not participate in Federal Reserve Bank Term Funding Program borrowings in March 2023.

Impact of Acquisition on Earnings

The comparability of financial information presented in Management’s Discussion and Analysis of Financial Condition and Results of Operations is affected by our acquisition of BSCA. We completed the acquisition on October 1, 2021. This acquisition has been accounted for using the acquisition method of accounting and, accordingly, BSCA’s operating results have been included in the consolidated financial statements for periods beginning after October 1, 2021.

Critical Accounting Policies and Estimates

Our accounting and reporting policies conform to accounting principles generally accepted in the United States of America (“GAAP”) and conform to general practices within the financial services industry, the most significant of which are described in Note 1 — Basis of Presentation and Summary of Significant Accounting Policies of the Notes to Consolidated Financial Statements included in Item 13.

The preparation of financial statements in conformity with GAAP requires management to make estimates, assumptions and judgments based on available information. These estimates, assumptions and judgments affect the amounts reported in the financial statements and accompanying notes. While we base these estimates, assumptions and judgments on historical experience, current information available and other factors deemed to be relevant, actual results could differ from the estimates, assumptions and judgments reflected in the financial statements.

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Critical accounting policies are defined as those that require the most complex or subjective judgment and are reflective of significant uncertainties, and could potentially result in materially different results under different assumptions and conditions. In particular, management has identified several accounting policies that, due to the estimates, assumptions and judgments inherent in those policies, are critical in understanding our financial statements. The following is a discussion of these critical accounting policies and significant estimates that require us to make complex and subjective judgments.

Allowance for Loan Losses

The ALL is a valuation allowance for probable incurred credit losses. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

We determine a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired.

We consider a loan to be impaired when it is probable that we will not be able to collect all amounts due, principal and interest, according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. We select the measurement method on a loan-by-loan basis, with the exception of collateral-dependent loans for which foreclosure is probable that are measured at the net realizable value of the collateral.

General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience. We review the historical loss rates for each portfolio segment and utilize peer loss rates when we do not have sufficient historical experience or otherwise feel historical experience is not indicative of the current loan portfolio. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions; changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; the existence and effect of any concentrations of credit; the effect of other external factors such as competition and legal and regulatory requirements; the quality and effectiveness of the risk rating system; and the quality of regulatory and other external credit reviews.

Portfolio segments identified by us include construction and land development, real estate, C&I and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt to income ratios or debt service coverage, credit scores, collateral type and loan-to-value ratios and financial performance.

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Effective January 1, 2023, we adopted the Financial Accounting Standards Board (“FASB”), Accounting Standards Update 2016-13, “Financial Instruments-Credit Losses (Topic 326), Measurement of Credit Losses on Financial Instruments,” commonly referred to as the “Current Expected Credit Losses” standard, or “CECL.” CECL changes the ALL methodology from an incurred loss concept to an expected loss concept, which is more dependent on future economic forecasts, assumptions and models than previous accounting standards and could result in increases in, and add volatility to, our ALL and future provisions for loan losses. For additional information regarding the adoption of CECL, refer Note 1 – Basis of Presentation and Summary of Significant Accounting Policies – Recent Accounting Guidance Not Yet Effective included in Item 13 of this filing.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting under ASC Topic 805 - Business Combinations. Under the acquisition method, identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination are measured at fair value on the acquisition date. The excess of the fair value of the consideration transferred, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date is recognized as goodwill.

The estimates used to determine the fair values of assets and liabilities acquired in a business combination can be complex and require judgment. For example, we utilize a discounted cash flow approach to measure the fair value of core deposit intangible assets acquired in business combinations. This approach requires us to apply a number of critical estimates that include, but are not limited to, future expected cash flows from depositor relationships, expected “decay” rates, and the determination of discount rates. These critical estimates are difficult to predict and may result in impairment charges in future periods if actual results materially differ from those initially estimated.

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Non-GAAP Financial Measures

This filing contains certain non-GAAP financial measures in addition to results presented in accordance with GAAP. We believe the presentation of certain non-GAAP financial measures provides information useful to assess our consolidated financial condition and consolidated results of operations and to assist investors in evaluating our consolidated financial results relative to our peers. These non-GAAP financial measures complement our GAAP reporting and are presented below to provide investors and others with information that we use to manage the business each period. Because not all companies use identical calculations, the presentation of these non-GAAP financial measures may not be comparable to other similarly titled measures used by other companies. These non-GAAP measures should be taken together with the corresponding GAAP measures and should not be considered a substitute of the GAAP measures.

(1) Efficiency ratio is computed by dividing noninterest expense by total net interest income and noninterest income. We measure our success and the productivity of our operations through monitoring of the efficiency ratio.

(2) Pre-tax pre-provision income is computed by adding net interest income and noninterest income and subtracting noninterest expense. This non–GAAP financial measure provides a greater understanding of pre–tax profitability before giving effect to credit loss expense.

(3) Average tangible common equity is computed by subtracting goodwill and core intangible deposits, net from average shareholders’ equity.

(4) Return on average tangible common equity is computed by dividing net income by average tangible common equity. It helps us measure our performance of businesses consistently, whether they were acquired or developed internally.

(5) Tangible common equity and tangible assets are computed by subtracting goodwill and core intangible deposits, net from total shareholders’ equity and total assets.

(6) Tangible common equity to tangible assets ratio is computed by dividing tangible common equity by tangible assets.

(7) Tangible book value per share is computed by dividing tangible common equity by total common shares outstanding. We consider tangible book value per share a meaningful measure because it suggests what our common shareholders can expect to receive if we are in financial distress and are forced to liquidate our assets at the book value price. Intangible assets like goodwill are not a part of the process since they cannot be sold for cash during liquidation.

We consider average tangible common equity, tangible common equity, and tangible common equity to tangible asset ratio as useful additional methods to evaluate our capital utilization and adequacy to withstand unexpected market conditions. These ratios differ from the regulatory capital ratios principally in that the numerator excludes goodwill and other intangible assets.

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The following tables present a reconciliation of non-GAAP financial measures to GAAP measures for the periods indicated:

	For the Year Ended December 31,
(dollars in thousands)	2022	2021
Efficiency Ratio
Noninterest expense	$64,028	$53,539

Net interest income	87,786	64,411
Noninterest income	3,675	4,514
Total net interest income and noninterest income	$91,461	$68,925
(1) Efficiency ratio (non-GAAP)	70.0%	77.7%

Pre-tax pre-provision income
Net interest income	$87,786	$64,411
Noninterest income	3,675	4,514
Total net interest income and noninterest income	91,461	68,925
Less: Noninterest expense	64,028	53,539
(2) Pre-tax pre-provision income (non-GAAP)	$27,433	$15,386

Return on Average Assets, Equity, and Tangible Equity
Net income	$16,113	$10,709

Average assets	$2,301,418	$1,867,603
Average shareholders’ equity	250,054	191,145
Less: Average intangible assets	38,960	24,707
(3) Average tangible common equity (non-GAAP)	$211,094	$166,438

Return on average assets	0.70%	0.57%
Return on average equity	6.44%	5.60%
(4) Return on average tangible common equity (non-GAAP)	7.63%	6.43%

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	December 31,
(dollars in thousands, except per share amounts)	2022	2021

Tangible Common Equity Ratio/Tangible Book Value Per Share
Shareholders’ equity	$260,355	$246,528
Less: Intangible assets	39,387	38,806
(5) Tangible common equity (non-GAAP)	$220,968	$207,722

Total assets	$2,283,927	$2,259,866
Less: Intangible assets	39,387	38,806
(6) Tangible assets (non-GAAP)	$2,244,540	$2,221,060

Equity to asset ratio	11.40%	10.91%
(6) Tangible common equity to tangible asset ratio (non-GAAP)	9.84%	9.35%
Book value per share	$14.51	$13.92
(7) Tangible book value per share (non-GAAP)	$12.32	$11.73
Shares outstanding	17,940,283	17,707,737

Results of Operations

Net Income

Net income for the year ended December 31, 2022 was $16.1 million, or $0.88 per diluted share, compared to $10.7 million, or $0.72 per diluted share in the prior year. The operating results of 2022 were partly impacted by including the full year of BSCA’s operating results. The increase in net income in 2022 compared with 2021 was primarily due to a $23.4 million increase in net interest income, which was partially offset by a $10.5 million increase in noninterest expense, and a $4.3 million increase in the provision for loan losses, primarily related to strong loan growth in 2022. Pre-tax, pre-provision income for 2022 was $27.4 million, an increase of $12.0 million, or 78.3% compared to pre-tax, pre-provision income of $15.4 million for the full year of 2021.

Net Interest Income and Margin

Net interest income is our primary source of revenue, which is the difference between interest income on loans, debt securities and other investments (collectively, “interest-earning assets”) and interest expense on deposits and borrowings (collectively, “interest-bearing liabilities”). Net interest margin represents net interest income expressed as a percentage of interest-earning assets. Net interest income is affected by changes in volume, mix, and rates of interest-earning assets and interest-bearing liabilities, as well as days in a period.

We closely monitor both total net interest income and the net interest margin and seek to maximize net interest income without exposing us to an excessive level of interest rate risk through our asset and liability management policies.

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The following table presents interest income, average interest-earning assets, interest expense, average interest-bearing liabilities, and their corresponding yields and costs for the years indicated:

	Year Ended
	December 31, 2022			December 31, 2021
	Average Balance	Income/Expense	Yield/Cost	Average Balance	Income/Expense	Yield/Cost
Assets	($ in thousands)
Interest-earning assets:
Total non-PPP loans(1)	$1,707,487	$84,711	4.96%	$1,029,702	$48,523	4.71%
Total PPP loans(1)	13,073	1,655	12.66%	326,064	17,690	5.43%
Total loans(1)	1,720,560	86,366	5.02%	1,355,766	66,213	4.88%
Taxable debt securities	96,357	2,013	2.09%	26,964	414	1.54%
Tax-exempt debt securities (2)	54,744	1,372	3.17%	1,787	41	2.90%
Deposits in other financial institutions	210,467	1,509	0.72%	358,905	453	0.13%
Fed funds sold/resale agreements	65,172	1,388	2.13%	15,559	17	0.11%
Restricted stock investments and other bank stock	14,668	927	6.32%	11,186	635	5.68%
Total interest-earning assets	2,161,968	93,575	4.33%	1,770,167	67,773	3.83%
Total noninterest-earning assets	139,450			97,436
Total assets	$2,301,418			$1,867,603

Liabilities and Shareholders’ Equity
Interest-bearing liabilities:
Interest-bearing NOW accounts	$211,075	$312	0.15%	$135,765	$207	0.15%
Money market and savings accounts	690,830	3,481	0.50%	589,384	1,113	0.19%
Time deposits	100,746	797	0.79%	105,101	734	0.70%
Total interest-bearing deposits	1,002,651	4,590	0.46%	830,250	2,054	0.25%
Borrowings:
FHLB advances	932	43	4.61%	5,170	25	0.48%
Paycheck Protection Program Liquidity Facility	—	—	—%	17,150	60	0.35%
Subordinated debt	17,723	1,086	6.13%	17,628	1,083	6.14%
Junior subordinated debentures	1,239	70	5.65%	2,718	140	5.15%
Total borrowings	19,894	1,199	6.03%	42,666	1,308	3.07%
Total interest-bearing liabilities	1,022,545	5,789	0.57%	872,916	3,362	0.39%
Noninterest-bearing liabilities:
Noninterest-bearing deposits (3)	1,006,795			783,754
Other liabilities	22,024			19,788
Shareholders’ equity	250,054			191,145
Total Liabilities and Shareholders’ Equity	$2,301,418			$1,867,603
Net interest spread			3.76%			3.44%
Net interest income and margin		$87,786	4.06%		$64,411	3.64%
Net interest income and margin excluding PPP loans		$86,131	4.01%		$46,721	3.24%
Cost of deposits			0.23%			0.13%
Cost of funds			0.29%			0.20%

(1)	Total loans are net of deferred loan origination fees/costs and discounts/premiums, and include average balances of loans held for sale and nonperforming loans. Interest income includes accretion of net deferred loan fees and net purchased discounts of $3.8 million and $7.4 million for the years ended December 31, 2022 and 2021 respectively.
(2)	Tax-exempt debt securities yields are presented on a tax equivalent basis using a 21% tax rate.
(3)	Average noninterest-bearing deposits represent 50.10%, and 48.56% of average total deposits for the years ended December 31, 2022 and 2021 respectively.

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Net interest income for the year ended December 31, 2022 was $87.8 million, compared to $64.4 million in the prior year. The increase was primarily due to a $25.8 million increase in total interest income, partially offset by a $2.4 million increase in total interest expense. During the year ended December 31, 2022, loan interest income increased $20.2 million, debt securities income increased $1.6 million, and interest and dividend income from other financial institutions increased $2.7 million. The increase in interest income was due to a number of factors: higher average non-PPP loans from organic loan growth and the acquisition of BSCA; a change in the interest-earning asset mix; and increases in yields on interest-earning assets resulting from increases in the target Fed fund rates. Average interest-earning assets increased $391.8 million, resulting from a $677.8 million increase in average non-PPP loans, a $49.6 million increase in average Fed funds sold/resale agreements, and a $69.4 million increase in average debt securities, partially offset by a $148.4 million decrease in average lower yielding deposits in other financial institutions, and a $313.0 million decrease in average PPP loans. The increase in interest expense for the year ended December 31, 2022 was primarily due to a $2.4 million increase in interest expense on money market and saving accounts resulting from the increase in target Fed fund rates, coupled with the increase in average balances between periods.

Net interest margin for the year ended December 31, 2022 was 4.06%, compared with 3.64% in the prior year. The increase was primarily related to a 50 basis point increase in the total interest-earning assets yield resulting from higher market interest rates and a change in our interest-earning asset mix, partially offset by a 9 basis point increase in the cost of funds. The yield on total earning assets during the year ended December 31, 2022 was 4.33%, compared with 3.83% in the prior year. The yield on average loans during the year ended December 31, 2022 was 5.02%, an increase of 14 basis points from 4.88% in the prior year.

Cost of funds for the year ended December 31, 2022 was 29 basis points, an increase from 20 basis points in the prior year. The increase was the net result of an increase in the cost of interest-bearing deposits from 25 basis points for the year ended December 31, 2021 to 46 basis points for the year ended December 31, 2022, partially offset by an increase in average noninterest-bearing deposits. Average noninterest-bearing demand deposits increased $223.0 million to $1.01 billion and represented 50.1% of total average deposits during the year ended December 31, 2022, compared with $783.8 million and 48.6%, respectively, for the prior year. The total cost of deposits for the year ended December 31, 2022 was 23 basis points, up from 13 basis points in the prior year.

Average total borrowings decreased $22.8 million to $19.9 million for the year ended December 31, 2022 resulting from payoffs of FHLB advances and the Paycheck Protection Program Liquidity Facility (“PPPLF”) borrowings in 2021, and the early extinguishment of the junior subordinated debentures. The average cost of total borrowings was 6.03% for the year ended December 31, 2022, an increase from 3.07% in the prior year.

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Rate/Volume Analysis

The following table presents the changes in interest income and interest expense for major components of interest-earning assets and interest-bearing liabilities. Information is provided on changes attributable to (i) changes in volume multiplied by the prior rate and (ii) changes in rate multiplied by the prior volume. Changes attributable to both rate and volume which cannot be segregated have been allocated proportionately to the change due to volume and the change due to rate.

	Year Ended December 31, 2022 vs. 2021
	Increase (Decrease) Due to
	Volume	Rate	Net
Interest-earning assets:	($ in thousands)
Total non-PPP loans	$33,500	$2,688	$36,188
Total PPP loans	(26,457)	10,422	(16,035)
Total loans	7,043	13,110	20,153
Taxable debt securities	1,405	194	1,599
Tax-exempt debt securities	1,326	5	1,331
Deposits in other financial institutions	(258)	1,314	1,056
Fed fund sold/resale agreements	205	1,166	1,371
Restricted stock investments and other bank stock	213	79	292
Total interest-earning assets	9,934	15,868	25,802

Interest-bearing liabilities:
Interest-bearing NOW accounts	105	—	105
Money market and savings accounts	221	2,147	2,368
Time deposits	(31)	94	63
Total interest-bearing deposits	295	2,241	2,536
Borrowings:
FHLB advances	(36)	54	18
PPPLF	(60)	—	(60)
Subordinated debts	3	—	3
Junior subordinated debentures	(83)	13	(70)
Total borrowings	(176)	67	(109)
Total interest-bearing liabilities	119	2,308	2,427
Net interest income	$9,815	$13,560	$23,375

Provision for Loan Losses

We recorded a loan loss provision of $5.5 million during the year ended December 31, 2022, compared to $1.2 million for the prior year. The increase in the provision is primarily related to strong organic loan growth from loans held for investment, excluding PPP loans, which grew $448.2 million during the year. We continue to monitor macroeconomic variables related to increasing interest rates, inflation and the concerns of an economic downturn and believe we are appropriately provisioned for the current environment.

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Noninterest Income

The following table sets forth the various components of our noninterest income for the periods indicated:

	Year Ended December 31,
(dollars in thousands)	2022	2021
Service charges and fees on deposit accounts	$1,014	$826
Interchange and ATM income	782	775
Gain on sale of loans	1,349	920
Income from bank-owned life insurance	1,490	786
Servicing and related income on loans, net	192	116
(Loss) gain on sale of debt securities	(994)	46
Loss on sale and disposal of fixed assets	(768)	(4)
Gain on branch sale	—	726
Other charges and fees	610	323
Total noninterest income	$3,675	$4,514

Total noninterest income during the year ended December 31, 2022 was $3.7 million, a decrease of $839 thousand compared to total noninterest income of $4.5 million in the prior year. The decrease was due primarily to higher losses on the sale of debt securities and the disposal of fixed assets, and lower gain on branch sale, partially offset by higher gains on sale of loans, and higher income from bank-owned life insurance.

Gain on sale of loans was $1.3 million during the year ended December 31, 2022, compared to $920 thousand during the prior year. The $429 thousand increase was primarily due to the SBA 7(a) loan sales during the year ended December 31, 2022. During the year ended December 31, 2022, loan sales related to 17 SBA loans with a net carrying value of $20.0 million, resulted in a gain of $1.3 million, at an average premium of 6.5% and one non-SBA loan with a net carrying value of $360 thousand, resulting in a gain of $56 thousand. This compares to two acquired non-SBA loans with a gain on sale of $920 thousand during the year ended December 31, 2021.

Income from bank-owned life insurance was $1.5 million during the year ended December 31, 2022, compared to $786 thousand during the prior year. The $704 thousand increase between periods was primarily due to higher death benefit income.

During the year ended December 31, 2022, we sold $23.3 million of low-yielding available-for-sale debt securities in order to redeploy the proceeds into higher-yielding securities, resulting in a loss of $994 thousand, compared to sales of $2.8 million in the prior year, resulting in a gain of $46 thousand.

During the year ended December 31, 2022, we recorded a $768 thousand loss on sale of a building and related fixed assets that were acquired as part of the BSCA acquisition in 2021; there was no comparable transaction in the prior year.

During the year ended December 31, 2021, as part of our commercial banking strategy, we completed the sale of three retail branches and recorded a gain on branch sale of $726 thousand. There was no corresponding transaction in 2022.

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Noninterest Expense

The following table sets forth the various components of our noninterest expense for the periods indicated:

	Year Ended December 31,
(dollars in thousands)	2022	2021
Salaries and employee benefits	$37,069	$34,883
Occupancy and equipment	6,210	5,522
Data processing and communications	4,609	4,111
Legal, audit and professional	2,597	1,678
Regulatory assessments	1,550	990
Director and shareholder expenses	946	636
Merger and related expenses	1,177	2,450
Core deposit intangible amortization	438	364
Litigation settlements, net	5,525	—
Other expenses	3,907	2,905
Total noninterest expense	$64,028	$53,539

Total noninterest expense during the year ended December 31, 2022 was $64.0 million, an increase of $10.5 million compared with total noninterest expense of $53.5 million in the prior year. The increase was primarily due to increases in salaries and benefits, occupancy and equipment, data processing and communications, and other expenses due, in part, to a full year of activity related to the acquisition of BSCA in 2021, and litigation settlements, net of $5.5 million, partially offset by a decrease in merger and related expenses.

The litigation settlements in 2022 were primarily related to a comprehensive settlement of all litigation with PacWest Bancorp and Pacific Western Bank. On August 23, 2022, the Company entered into a Confidential Settlement Agreement and Release (the “Settlement”) to resolve a litigation matter filed in the Superior Court of California, under the caption PacWest Bancorp, et al. v. David I. Rainer, et al. Los Angeles, Case No. 20STCV46002. On December 1, 2020, PacWest Bancorp and Pacific Western Bank (collectively “PacWest”) had filed a complaint against David I. Rainer, the Executive Chairman of the Company alleging Mr. Rainer had “raided” PacWest’s clients and employees in violation of a consulting agreement and asserted causes of action against Mr. Rainer for breach of written contract and breach of the implied covenant of good faith and fair dealing. Over the next 18 months, PacWest amended its complaint multiple times to include the Company and additional officers as additional defendants, and to include additional causes of action. The Company, Mr. Rainer and all defendants asserted that the claims were without merit and subsequently filed a cross-complaint against PacWest and its Chariman, John Eggemeyer, for breach of contract, breach of the implied covenant of good faith and fair dealing, unfair competition, and declaratory relief. All parties subsequently agreed to the Settlement.

Salaries and employee benefits were $37.1 million during the year ended December 31, 2022, compared to $34.9 million during the prior year. The $2.2 million increase in salaries and benefits was due primarily to the full year impact of the BSCA acquisition and the expansion of our commercial banking strategy into Orange, Los Angeles and Ventura counties in late 2021 and early 2022, which was partially offset by an increase in deferred loan origination costs resulting from strong loan growth during 2022 and a decrease in stock compensation expense resulting from higher forfeitures in 2022 and accelerated stock compensation expenses of $2.4 million recorded in 2021 related to a preexisting employment contract for which there was no corresponding expense in 2022.

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Occupancy and equipment expenses were $6.2 million during the year ended December 31, 2022, compared to $5.5 million in the prior year. The $688 thousand increase was due primarily to an increase in lease expenses resulting from new and renewed leases, and an increase in depreciation and maintenance expenses related to new leased locations.

Data processing and communications expenses were $4.6 million during the year ended December 31, 2022, compared to $4.1 million during the prior year. The $498 thousand increase in data processing was due primarily to higher software amortization for new and upgraded technology.

Legal, audit and professional expenses were $2.6 million during the year ended December 31, 2022, compared to $1.7 million during the prior year. The $919 thousand increase was due primarily to higher legal expense, higher audit and compliance costs related to expanded internal audit services and higher consulting expense to assist with employment searches and other advisory services to support our growth.

Regulatory assessments were $1.6 million during the year ended December 31, 2022, compared to $990 thousand during the prior year. The $560 thousand increase was due primarily from the increase in the total assets from organic growth and the BSCA acquisition.

Director and shareholder expenses were $946 thousand during the year ended December 31, 2022, compared to $636 thousand in the prior year. The $310 thousand increase was due primarily to the increase in directors’ stock compensation expense resulting from a change in the directors’ compensation program approved in early 2022.

Merger and related expenses were $1.2 million during the year ended December 31, 2022, compared to $2.5 million in the prior year. The $1.3 million decrease was due primarily to (i) a $569 thousand decrease related to the completion of the acquisition of BSCA, (ii) a $325 thousand decrease related to the completion of the core system conversion for the legacy bank, and (iii) a $228 thousand decrease related to three branch sales.

During the year ended December 31, 2022, we had settlements of certain legal matters and recognized aggregate net losses of $5.5 million. There was no similar activity in the prior year.

Other expenses were $3.9 million during the year ended December 31, 2022, compared to $2.9 million in the prior year. The $1.0 million increase was primarily due to an increase in sundry losses of $235 thousand related to an increase in customer fraud activities, an increase in insurance expense of $140 thousand and an increase in travel expense of $101 thousand. Other expense also included a $347 thousand loss on an early extinguishment of the junior subordinated debentures acquired from CalWest Bancorp in 2022, for which there was no corresponding transaction in the prior year.

Our efficiency ratio for the full year of 2022 was 70.0%, compared to 77.7% in 2021.

Income Taxes

Income tax expense during the year ended December 31, 2022 was $5.9 million, compared $3.5 million in the prior year. The effective rate was 26.7% during the year ended December 31, 2022, compared to 24.5% for the prior year. The increase in effective tax rate between periods was primarily due to lower tax benefits associated with share-based compensation arrangements, partially offset by a decrease in the tax impact of merger and related costs, higher tax benefits associated with bank owned life insurance (“BOLI”) income and tax-exempt interest income.

For additional information, see Note 10 — Income Taxes of the Notes to Consolidated Financial Statements included in Item 13.

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Financial Condition

Summary

Total assets at December 31, 2022 were $2.28 billion, an increase of $24.1 million from $2.26 billion at December 31, 2021. The increase in total assets was primarily related to a $111.0 million increase in debt securities and a $393.0 million increase in loans held for investment, partially offset by a $493.2 million decrease in cash and cash equivalents.

Total liabilities were $2.02 billion at December 31, 2022, an increase of $10.2 million from $2.01 billion at December 31, 2021. The increase in total liabilities was driven by a $47.4 million increase in borrowings, partially offset by a $41.2 million decrease in deposits. Shareholders’ equity was $260.4 million at December 31, 2022, an increase of $13.8 million from $246.5 million at December 31, 2021. The increase in shareholders’ equity was driven by net income generated during the year and share-based compensation activity, partially offset by net unrealized losses on available-for-sale debt securities during the period.

Debt Securities

Our debt securities portfolio consists of both held-to-maturity and available-for-sale securities aggregating $166.5 million and $55.6 million at December 31, 2022 and 2021, respectively. The $111.0 million increase during the year was primarily related to purchases of $155.4 million, partially offset by sales of $24.2 million, and principal reductions and amortization of discounts and premiums aggregating to $11.2 million, and fair value market adjustments of $9.0 million.

At December 31, 2022, debt securities held-to-maturity and available-for-sale represented 2.36% and 4.93%, respectively, of total assets, compared to 0% and 2.46%, respectively, at December 31, 2021. In 2022, we deployed excess liquidity through purchases of debt securities.

The amortized cost of held-to-maturity debt securities and their approximate fair values at December 31, 2022 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2022
Taxable municipals	$550	$—	$(105)	$445
Tax exempt bank-qualified municipals	53,396	—	(5,935)	47,461
	$53,946	$—	$(6,040)	$47,906

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The amortized cost of available-for-sale debt securities and their approximate fair values at December 31, were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2022
U.S. government and agency and government sponsored enterprise securities:
Mortgage-backed securities	$27,029	$—	$(3,734)	$23,295
SBA securities	7,988	16	(132)	7,872
U.S. Treasury	6,652	—	(700)	5,952
U.S. Agency	7,025	—	(842)	6,183
Collateralized mortgage obligations	47,778	20	(3,375)	44,423
Taxable municipal	4,403	36	(211)	4,228
Tax exempt bank-qualified municipals	20,777	163	(313)	20,627
	$121,652	$235	$(9,307)	$112,580

December 31, 2021
U.S. government and agency securities:
Mortgage-backed securities	$17,419	$10	$(114)	$17,315
SBA securities	11,421	37	(58)	11,400
U.S. Treasury	2,863	—	(82)	2,781
U.S. Agency	6,500	—	(21)	6,479
Collateralized mortgage obligations	10,398	12	(122)	10,288
Taxable municipals	5,314	228	(20)	5,522
Tax exempt bank-qualified municipals	1,706	76	—	1,782
	$55,621	$363	$(417)	$55,567

At December 31, 2022, net unrealized holding losses for available-for-sale debt securities were $9.1 million, an increase of $9.0 million from $54 thousand at December 31, 2021. When market interest rates increase, bond prices tend to fall and, consequently, the fair value of our securities may also decrease. Increases in longer-term market interest rates during 2022 have resulted in higher net unrealized losses in our debt securities. There may be further net unrealized losses on our debt securities classified as available–for-sale, which would negatively affect our total and tangible shareholders’ equity.

At December 31, 2022, 88 available-for-sale debt securities with an amortized cost basis and fair value of $106.3 million and $97.0 million, respectively, had unrealized holding losses. Of these debt securities, 43 with an amortized cost basis and fair value of $35.2 million and $30.2 million, respectively, have had unrealized holding losses for longer than twelve months. As of December 31, 2022, we did not have the current intent to sell these available-for-sale debt securities with a fair value below amortized cost, and it is more likely than not that we will not be required to sell such securities prior to the recovery of their amortized cost basis. At December 31, 2022, the total fair value of taxable municipal and tax exempt bank-qualified municipal securities was $4.2 million, and $20.6 million, respectively. At December 31, 2022, these securities were all rated AA and above.

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The amortized cost, estimated fair value and weighted average yield of held-to-maturity and available-for-sale debt securities as of December 31, 2022 are presented below by contractual maturities. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity			Available-for-Sale
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Weighted Average Yield (1)	Amortized Cost	Estimated Fair Value	Weighted Average Yield (1)
Due in one year or less	$—	$—	—%	$1,638	$1,616	3.18%
Due after one year through five years	—	—	—%	20,232	19,034	2.21%
Due after five years through ten years	6,965	6,441	2.35%	25,168	22,096	2.28%
Due after ten years	46,981	41,465	2.26%	74,614	69,834	3.14%
	$53,946	$47,906	2.27%	$121,652	$112,580	2.81%

(1)	Weighted average yields are computed based on the amortized cost of the individual underlying securities.

Loans Held for Sale

Loans held for sale consist of SBA 7(a) loans originated and held for sale in the secondary market. At December 31, 2022, loans held for sale totaled $9.0 million, compared to no loans held for sale at December 31, 2021.

During the year ended December 31, 2022, we originated $28.5 million of SBA 7(a) loans. During the year ended December 31, 2022, loan sales related to 17 SBA loans with a net carrying value of $20.0 million, resulted in a gain of $1.3 million, at an average premium of 6.5% and one non-SBA loan with a net carrying value of $360 thousand, resulting in a gain of $56 thousand. This compares to two acquired non-SBA loans with a gain on sale of $920 thousand during the year ended December 31, 2021.

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Loans

The composition of our loan portfolio at December 31, 2022 and 2021 was as follows:

(dollars in thousands)	2022	2021
Construction and land development	$239,067	$77,629
Real estate - other:
1-4 family residential	144,322	133,993
Multifamily residential	218,606	175,751
Commercial real estate and other	958,676	766,824
Commercial and industrial(1)	331,644	349,023
Consumer	5,458	1,528
Loans(2)	1,897,773	1,504,748
Allowance for loan losses	(17,099)	(11,657)
Net loans	$1,880,674	$1,493,091

(1)	Includes PPP loans with total outstanding principal of $3.6 million and $60.3 million and net unearned fees of $76 thousand and $1.6 million at December 31, 2022 and 2021.
(2)	Loans held for investment includes net unearned fees of $3.3 million and $2.8 million and net unearned discount of $1.8 million and $2.8 million at December 31, 2022 and 2021.

Total loans held for investment were $1.90 billion, or 83.1% of total assets, at December 31, 2022, an increase of $393.0 million from $1.50 billion, or 66.6% of total assets, at December 31, 2021. During the year ended December 31, 2022, we were able to deploy excess liquidity into our loan portfolio.

Loans secured by real estate, defined as construction and land development loans and real estate - other loans, increased by $406.5 million to $1.56 billion at December 31, 2022. The increase in loans secured by real estate was primarily driven by a $161.4 million increase in construction and land development loans, a $42.9 million increase in multifamily residential loans, and a $191.9 million increase in CRE and other loans.

Commercial and industrial loans were $331.6 million at December 31, 2022, a decrease of $17.4 million from $349.0 million at December 31, 2021. The decrease in C&I loans was primarily attributable to forgiveness and paydowns of $55.2 million of SBA PPP loans during the year, partially offset by portfolio growth. At December 31, 2022, there were $3.5 million of SBA PPP loans outstanding, net of unearned fees.

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Loan Maturities

The following table sets forth the amounts of gross loans, by maturity, at December 31, 2022:

	December 31, 2022
(dollars in thousands)	Due in One Year or Less	Due after One Year through Five Years	Due after Five Years through Fifteen Years	Due after Fifteen Years	Total
Construction and land development	$83,167	$145,976	$9,924	$—	$239,067
Real estate:
1-4 family residential	23,689	44,637	45,854	30,142	144,322
Multifamily residential	3,530	94,628	97,449	22,999	218,606
Commercial real estate and other	18,141	239,178	614,294	87,063	958,676
Commercial and industrial	115,332	156,389	59,919	4	331,644
Consumer	610	4,204	635	9	5,458
	$244,469	$685,012	$828,075	$140,217	$1,897,773

The following table sets forth the amounts of gross loans, due after one year, presented by fixed or floating interest rates at December 31, 2022:

	December 31, 2022
(dollars in thousands)	Fixed Rate	Floating Rate	Total
Construction and land development	$61,836	$94,064	$155,900
Real estate:
1-4 family residential	36,085	84,548	120,633
Multifamily residential	96,351	118,725	215,076
Commercial real estate and other	354,363	586,172	940,535
Commercial and industrial	85,629	130,683	216,312
Consumer	853	3,995	4,848
	$635,117	$1,018,187	$1,653,304

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Delinquent Loans

There were no loans past due at December 31, 2022. A summary of past due loans as of December 31, 2021 follows:

(dollars in thousands)	30-59 Days Past Due	60-89 Days Past Due	Over 90 Days Past Due	Total Past Due
December 31, 2021
Construction and land development	$—	$—	$—	$—
Real estate:
1-4 family residential	—	569	—	569
Multifamily residential	—	—	—	—
Commercial real estate and other	—	—	—	—
Commercial and industrial	—	477	—	477
Consumer	—	—	—	—
	$—	$1,046	$—	$1,046

The $1.0 million decrease in total past due loans during the year ended December 31, 2022 was due to the payoffs of a $569 thousand 1-4 family residential loan and the migration back to accrual of a $477 thousand C&Il loan.

Non-performing Assets

We do not have any TDRs as of December 31, 2022 and 2021. Nonperforming assets consist of loans on which we have ceased accruing interest (nonaccrual loans), OREO, and other repossessed assets owned. Nonaccrual loans consist of all loans 90 days or more past due and on loans where, in the opinion of management, there is reasonable doubt as to the collection of principal and interest.

The following table presents a summary of nonperforming assets, along with corresponding nonperforming asset ratios, as of December 31, 2022 and 2021:

(dollars in thousands)	2022	2021
Nonaccrual loans:
Construction and land development	$—	$—
Real estate - other:
1-4 family residential	39	68
Multifamily residential	—	—
Commercial real estate and other	2	675
Commercial and industrial	—	58
Consumer	—	8
Total nonaccrual loans	41	809
Loans past due over 90 days or more and still on accrual	—	—
Total nonperforming loans	41	809
Other real estate owned	—	—
Total nonperforming assets	$41	$809

Allowance for loan losses to total loans	0.90%	0.77%
Nonaccrual loans to total loans	0.00%	0.05%
Allowance for loan losses to nonaccrual loans	417.05x	14.41x
Nonperforming assets to total assets	0.00%	0.04%

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Total non-performing assets decreased to $41 thousand or 0.002% of total assets at December 31, 2022, compared to $809 thousand or 0.04% of total assets at December 31, 2021. The decrease during the year ended December 31, 2022 was attributable to a $768 thousand decrease in nonaccrual loans.

At December 31, 2022, nonaccrual loans were $41 thousand or 0.002% of total loans, compared to $809 thousand or 0.05% at December 31, 2021. The decrease from December 31, 2021 was due primarily to $721 thousand in payoffs, note sale and charge-offs, partially offset by $9 thousand from one loan downgraded to nonaccrual during the year.

Allowance for Loan Losses

The following table presents a summary of the ALL, by loan class, along with the corresponding percentage of each loan class to total loans as of December 31:

	December 31, 2022		December 31, 2021
(dollars in thousands)	Amount	Percent of loans in each category to total loans	Amount	Percent of loans in each category to total loans
Construction and land development	$2,301	12.6%	$666	5.2%
Real estate:
1-4 family residential	972	7.6%	897	8.9%
Multifamily residential	1,331	11.5%	1,124	11.7%
Commercial real estate and other	9,388	50.5%	6,420	51.0%
Commercial and industrial	3,079	17.5%	2,548	23.2%
Consumer	28	0.3%	2	—%
	$17,099	100.0%	$11,657	100.0%

At December 31, 2022 and 2021, our ratio of ALL to total loans was 0.90% and 0.77%, respectively.

The following table presents a summary of the changes in the ALL for the years ended December 31 follows:

(dollars in thousands)	2022	2021
Balance, beginning of year	$11,657	$10,255
Provision for loan losses	5,450	1,200
Charge-offs	(21)	—
Recoveries	13	202
Net (charge-offs) recoveries	(8)	202
Balance, end of year	$17,099	$11,657

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The following table presents net (charge-offs) recoveries, average loans and net (charge-offs) recoveries as a percentage of average loans for the periods indicated:

	Year Ended December 31, 2022			Year Ended December 31, 2021
(dollars in thousands)	Net (Charge-off) Recovery	Average Loans	(Charge-off) Recovery Ratio	Amount	Average Loans	(Charge-off) Recovery Ratio
Construction and land development	$—	$147,423	—%	$—	$38,123	—%
Real estate:
1-4 family residential	—	134,844	—%	18	109,221	0.02%
Multifamily residential	—	187,145	—%	—	124,719	—%
Commercial real estate and other	—	920,868	—%	3	530,037	—%
Commercial and industrial	(8)	326,424	0.00%	177	549,567	0.03%
Consumer	—	3,856	—%	4	4,099	0.10%
	$(8)	$1,720,560	0.00%	$202	$1,355,766	0.01%

Net charge-offs increased to $8 thousand, or 0.00% of average loans for the year ended December 31, 2022 from net recoveries of $202 thousand, or 0.01% of average loans for the year ended December 31, 2021. The increase was primarily due to loan payoffs. During 2022, one loan was partially charged-off in the first half of the year and started receiving recoveries in the fourth quarter.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

We also maintain a separate allowance for off-balance sheet commitments, which is included in accrued interest and other liabilities in our consolidated balance sheets. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance sheet commitments totaled $1.3 million and $804 thousand at December 31, 2022 and 2021, respectively. The change in the allowance for off-balance sheet commitments between periods was the result of increases in unfunded commitments between periods due to loan growth. During the years ended December 31, 2022 and 2021, we recognized a provision for credit losses on off-balance sheet commitments of $506 thousand and $600 thousand, respectively.

Servicing Asset and Loan Servicing Portfolio

We sell loans in the secondary market and, for certain loans, retain the servicing responsibility. The loans serviced for others are accounted for as sales and are therefore not included in the accompanying consolidated balance sheets. We receive servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan; the servicing asset is initially recognized at fair value based on the present value of the estimated future net servicing income, incorporating assumptions that market participants would use in their estimates of fair value. The risks inherent in the SBA servicing asset relates primarily to changes in prepayments that result from shifts in interest rates and a reduction in the estimated future cash flows. The servicing asset activity includes additions from loan sales with servicing retained and acquired servicing rights and reductions from amortization as the serviced loans are repaid and servicing fees are earned. Loans serviced for others totaled $59.4 million and $29.6 million at December 31, 2022 and 2021, respectively. This includes SBA loans serviced for others of $30.3 million at December 31, 2022 and $17.9 million at December 31, 2021 for which there was a related servicing asset of $514 thousand and $170 thousand, respectively. The fair value of the servicing asset approximated its carrying value at December 31, 2022. Consideration for each SBA loan sale includes the cash received and the fair value of the related servicing asset. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2022 included a weighted average discount rate of 19.1% and a weighted average prepayment speed assumption of 17.0%.

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Goodwill and Core Deposit Intangibles

Goodwill totaled $37.8 million and $36.8 million at December 31, 2022 and 2021, respectively. The $1.0 million increase in goodwill during the year ended December 31, 2022 was the result of finalizing our allocation of purchase consideration to the net assets acquired from BSCA on October 1, 2021.

Core deposit intangibles totaled $1.6 million and $2.0 million at December 31, 2022 and 2021, respectively. The $438 thousand decrease in core deposit intangibles between periods was the result of amortization during the period. At December 31, 2022, core deposit intangibles had a weighted average remaining amortization period of 7 years.

Refer to Note 2 - Business Combinations and Note 7 - Goodwill and Other Intangible Assets of the Notes to Consolidated Financial Statements included in Item 13 of this filing for more information regarding business combinations and related activity.

Deposits

The following table presents the composition of deposits, and related percentage of total deposits, as of December 31, 2022:

	December 31, 2022		December 31, 2021
(dollars in thousands)	Amount	Percentage of Total Deposits	Amount	Percentage of Total Deposits
Noninterest-bearing demand	$923,899	47.8%	$986,935	50.0%
Interest-bearing NOW accounts	209,625	10.9%	193,525	9.8%
Money market and savings accounts	668,602	34.6%	690,348	35.0%
Time deposits	129,779	6.7%	102,290	5.2%
Total deposits	$1,931,905	100.0%	$1,973,098	100.0%

Total deposits were $1.93 billion at December 31, 2022, a decrease of $41.2 million from $1.97 billion at December 31, 2021. The decrease in total deposits was primarily driven by a $63.0 million decrease in noninterest-bearing demand deposits to $923.9 million and a $21.7 million decrease in money market and savings accounts at December 31, 2022 partially offset by increases of $16.1 million and $27.5 million in interest-bearing NOW accounts and time deposits, respectively.

At December 31, 2022, noninterest-bearing demand deposits represented 47.8% of total deposits, compared to 50.0% in the prior year. At December 31, 2022 and 2021, total deposits exceeding FDIC insured limits were $1.19 billion and $860.8 million, respectively.

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The following table sets forth the average balance of deposit accounts and the weighted average rates paid for the periods indicated:

	For the Year Ended December 31,
	2022		2021
(dollars in thousands)	Amount	Average Rate Paid	Amount	Average Rate Paid
Noninterest-bearing demand	$1,006,795	—%	$783,754	—%
Interest-bearing NOW accounts	211,075	0.15%	135,765	0.15%
Money market and savings accounts	690,830	0.50%	589,384	0.19%
Time deposits	100,746	0.79%	105,101	0.70%
Total deposits	$2,009,446	0.23%	$1,614,004	0.13%

The increase in the weighted average rate on deposits was primarily due to increases in market interest rates during the year ended December 31, 2022. Beginning in March 2022 through December 2022, the Federal Reserve’s Federal Open Market Committee has raised the target Fed fund rate by 425 basis points. The following table sets forth the maturities of time deposits at December 31, 2022:

	December 31, 2022
(dollars in thousands)	Three Months of Less	Over Three Months through Six Months	Over Six Months through Twelve Months	Over Twelve Months	Total
Time deposits in amounts of $250,000 or less	$9,166	$11,025	$8,795	$16,236	$45,222
Time deposits in amounts over $250,000	67,177	7,031	10,018	331	84,557
Total time deposits	$76,343	$18,056	$18,813	$16,567	$129,779

Borrowings

Total borrowings increased $47.4 million to $67.8 million at December 31, 2022 from $20.4 million at December 31, 2021. The increase was primarily attributable to a $50.0 million increase in overnight borrowings, offset by a $2.7 million decrease from the early redemption of junior subordinated debentures in June 2022 (refer to Note 9 - Borrowing Arrangements of the Notes to Consolidated Financial Statements included in Item 13 of this filing). In connection with the early redemption of the junior subordinated debentures, we recorded a loss of $347 thousand which is included in other expenses in the consolidated statements of income for the year ended December 31, 2022.

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A summary of outstanding borrowings, and related information, as of December 31 follows:

(dollars in thousands)	2022	2021
FHLB Advances
Outstanding balance	$50,000	$—
Weighted average interest rate, end of period	4.65%	—%
Average balance outstanding	$932	$5,170
Weighted average interest rate during year	4.61%	0.48%
Maximum amount outstanding at any month-end during the year	$50,000	$10,000
Federal Reserve Discount Window
Outstanding balance	$—	$—
Weighted average interest rate, end of period	—%	—%
Average balance outstanding	$—	$—
Weighted average interest rate during year	—%	—%
Maximum amount outstanding at any month-end during the year	$—	$—
Federal Reserve PPP Liquidity Facility
Outstanding balance	$—	$—
Weighted average interest rate, end of period	—%	—%
Average balance outstanding	$—	$17,150
Weighted average interest rate during year	—%	0.35%
Maximum amount outstanding at any month-end during the year	$—	$54,663
Subordinated Notes
Outstanding balance	$17,770	$17,675
Weighted average interest rate, end of period	5.50%	5.50%
Average balance outstanding(1)	$17,723	$17,628
Weighted average interest rate during year(2)	6.13%	6.14%
Maximum amount outstanding at any month-end during the year	$17,770	$17,675
Junior Subordinated Debentures
Outstanding balance	$—	$2,734
Weighted average interest rate, end of period	—%	3.02%
Average balance outstanding(3)	$1,239	$2,718
Weighted average interest rate during year(4)	5.65%	5.15%
Maximum amount outstanding at any month-end during the year	$2,746	$2,734

(1)	Average balance outstanding includes average net unamortized issuance costs for the periods presented.
(2)	Weighted average interest rate includes issuance costs for the periods presented.
(3)	Average balance outstanding includes average acquisition-related discounts for the periods presented.
(4)	Weighted average interest rate includes amortization of acquisition-related discounts for the periods presented.

Shareholders’ Equity

Total shareholders’ equity was $260.4 million at December 31, 2022, compared to $246.5 million at December 31, 2021. The $13.8 million increase between periods was primarily due to net income of $16.1 million, stock-based compensation expense of $3.7 million and stock options exercised of $1.0 million, partially offset by unrealized losses on debt securities available-for-sale of $6.4 million.

Tangible book value per common share at December 31, 2022, was $12.32, compared with $11.73 at December 31, 2021. The $0.59 increase in tangible book value per common share was primarily the result of net income generated during the year, partially offset by the decrease in the other comprehensive loss related to unrealized losses, net of taxes on available-for-sale securities, the balance of which was $6.4 million at December 31, 2022, compared to $38 thousand at December 31, 2021. Tangible book value per common share is also impacted by certain other items, including stock-based compensation expense, the impact of business combinations (at related purchase accounting adjustments), amortization of intangibles, and share changes resulting from share-based compensation results.

The Bank’s leverage capital ratio and total risk-based capital ratio were 10.62% and 11.97%, respectively, at December 31, 2022.

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Liquidity and Market Risk Management

Liquidity

Liquidity is a measure of our ability to meet our cash flow requirements, including inflows and outflows of cash for depositors and borrowers, while at the same time meeting our operating, capital and strategic cash flow needs. Several factors influence our liquidity needs, including depositor and borrower activity, interest rate trends, changes in the economy, maturities, re-pricing and interest rate sensitivity of our debt securities, loan portfolio and deposits. We attempt to maintain a total liquidity ratio (liquid assets, including cash and due from banks, federal funds sold, fully disbursed loans held for sale, investments maturing one year or less, and available-for-sale debt securities not pledged as collateral expressed as a percentage of total deposits) above approximately 10.0%. Our total liquidity ratios were 10.5% at December 31, 2022 and 31.7% at December 31, 2021. During the year ended December 31, 2022, we deployed our excess liquidity into higher yielding assets and loan fundings from strong organic loan growth.

For additional information regarding our operating, investing, and financing cash flows, see “Consolidated Statements of Cash Flows” in our audited consolidated financial statements contained in Item 13 of this filing.

Bank of Southern California, N.A.

The Bank’s primary sources of liquidity are derived from deposits from customers, principal and interest payments on loans and debt securities, FHLB advances and other borrowings. The Bank’s primary uses of liquidity include customer withdrawals of deposits, extensions of credit to borrowers, operating expenses, and repayment of FHLB advances and other borrowings. While maturities and scheduled amortization of loans and debt securities are predictable sources of funds, deposit flows and loan prepayments are greatly influenced by market interest rates, economic conditions, and competition.

At December 31, 2022, we had a secured line of credit of $442.9 million from the FHLB, of which $374.4 million was available. This secured borrowing arrangement is collateralized under a blanket lien on qualifying real estate loans. and is subject to us providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. At December 31, 2022, we had pledged qualifying loans with an unpaid principal balance of $834.7 million for this line. In addition, at December 31, 2022, we used $18.5 million of our secured FHLB borrowing capacity by having the FHLB issue letters of credit to meet collateral requirements for deposits from the State of California and other public agencies.

At December 31, 2022, we had credit availability of $11.3 million at the Federal Reserve discount window to the extent of collateral pledged. At December 31, 2022, we had pledged qualifying loans with a book value of $12.7 million as collateral through the Borrower-in-Custody (“BIC”) program. We had no discount window borrowings at December 31, 2022 or 2021.

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We have three overnight unsecured credit lines from correspondent banks totaling $75.0 million. The lines are subject to annual review. There were no outstanding borrowings under these lines at December 31, 2022 and 2021.

Southern California Bancorp

The primary sources of liquidity of the Company, on a stand-alone holding company basis, are derived from dividends from the Bank, borrowings, and its ability to issue debt and raise capital. The Company’s primary uses of liquidity are operating expenses and payments of interest and principal on borrowings.

On May 28, 2020, we issued $18 million of 5.50% Fixed-to-Floating Rate Subordinated Notes Due 2030 (the “Notes”). The Notes which mature March 25, 2030 accrue interest at a fixed rate of 5.50% through the fixed rate period to March 26, 2025, after which interest accrues at a floating rate of 90-day SOFR plus 350 basis points, until maturity, unless redeemed early, at our option, after the end of the fixed rate period. Issuance costs of $475 thousand were incurred and are being amortized over the first 5-year fixed term of the Notes; unamortized issuance costs at December 31, 2022 and 2021, were $230 thousand and $325 thousand, respectively. The net unamortized issuance costs are netted against the balance and recorded in the borrowings in the consolidated balance sheets. The amortization expenses are recorded in interest expense on the consolidated statements of income. At December 31, 2022, we were in compliance with all covenants and terms of the Notes.

In the acquisition of CalWest Bancorp in 2020, we assumed $3.1 million of junior subordinated deferrable interest debentures (the “Junior Subordinated Debentures”) which were issued to CalWest Statutory Trust I (the “Trust”). The Junior Subordinated Debentures were scheduled to mature on September 17, 2033, and accrued interest at three-month LIBOR plus 2.95%. We also acquired a 3% common interest in the Trust, which was comprised of mandatorily redeemable preferred securities. At acquisition, the Junior Subordinated Debentures were valued at a premium of $408 thousand which was included in the initial carrying value, and was being amortized over the remaining term of the borrowing. In June of 2022, we fully redeemed the Junior Subordinated Debentures before the maturity date. We recorded a loss of $347 thousand related to the unamortized premium at the time of early redemption in the other expenses of the consolidated statements of income for the year ended December 31, 2022.

At December 31, 2022, consolidated cash and cash equivalents totaled $86.8 million, a decrease of $493.2 million from $580.0 million at December 31, 2021. The decrease in cash and cash equivalents is the result of $13.4 million in net cash provided by operating cash flows, $512.7 million net cash used in investing cash flows and $6.1 million of net cash flows provided by financing cash flows.

Our operating cash flows are comprised of net income, adjusted for certain non-cash transactions, including but not limited to, depreciation and amortization, provision for loan losses, loans originated for sale and related gains (losses) and proceeds from sales, stock-based compensation, and amortization of net deferred loan costs and premiums. Net cash flows from operating cash flows were $13.4 million for the year ended December 31, 2022, compared to $19.7 million in the prior year. The $6.3 million decrease was primarily due to a $7.1 million increase in net cash used in the origination and sale of loans for sale.

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Our investing cash flows are primarily comprised of cash inflows and outflows from our debt securities and loan portfolios, net cash used for business combinations, and to a lesser extent, purchases of stock investments, purchases and proceeds from bank-owned life insurance, and capital expenditures. Net cash used in investing activities was $512.7 million for the year ended December 31, 2022, compared to net cash provided by investing activities of $8.5 million in the prior year. The $521.2 million decrease in cash provided by investing activities was primarily due to increases in net loan fundings of $396.7 million, an increase in net investment securities purchased of $104.0 million, and lower cash acquired in business combinations of $115.4 million, partially offset by cash transferred for branch sale of $81.5 million.

Our financing cash flows are primarily comprised of inflows and outflows of deposits, borrowing activity, proceeds from the issuance of common shares, and to a lesser extent, repurchases of common shares and cash flows from share-based compensation arrangements. Net cash provided by financing activities was $6.1 million for the year ended December 31, 2022, compared to $301.0 million in the prior year. The $294.9 million decrease in financing cash flows was primarily due to a $559.7 million decrease in deposit cash flows, partially offset by a $260.8 million increase in borrowing-related cash flows from lower repayment activity in 2022.

We believe that our liquidity sources are stable and are adequate to meet our day-to-day cash flow requirements as of December 31, 2022.

Commitments and Contractual Obligations

The following table presents information regarding our outstanding commitments and contractual obligations as of December 31, 2022:

(Dollars in thousands)	Less than One Year	One Year to Three Years	Over Three Years to Five Years	More than Five Years	Total
Commitments to extend credit	$245,999	$80	$294,255	$56,015	$596,349
Letters of credit issued to customers	3,950	555	289	—	4,794
Total commitments	$249,949	$635	$294,544	$56,015	$601,143

FHLB advances	$50,000	$—	$—	$—	$50,000
Subordinated notes	—	—	—	17,770	17,770
Certificates of deposit	113,212	12,482	4,085	—	129,779
Lease obligations	2,755	4,428	3,095	2,971	13,249
Total contractual obligations	$165,967	$16,910	$7,180	$20,741	$210,798

At December 31, 2022, we also had unfunded commitments of $6.0 million for investments in other limited partnership investments.

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Regulatory Capital

Bank of Southern California, N.A. The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Banks considered to be “adequately capitalized” are required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be “well capitalized” must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2022 and 2021, the Bank’s regulatory capital ratios exceeded the regulatory capital requirements and the Bank is considered to be “well capitalized” under the regulatory framework for prompt corrective action (PCA). There are no changes to the Bank’s categories since December 31, 2022.

Management believes, as of December 31, 2022 and 2021, that the Bank met all capital adequacy requirements to which it is subject.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer increased by 0.625% to its fully phased-in 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7.0%, 8.5%, and 10.5% at December 31, 2022. At December 31, 2022, the Bank was in compliance with the capital conservation buffer requirements. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

The following table also sets forth the Bank’s actual capital amounts and ratios:

			Amount of Capital Required
			To be		To be Well-
			Adequately		Capitalized under
	Actual		Capitalized		PCA Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022:
Total Capital (to Risk-Weighted Assets)	$260,788	11.97%	$174,256	8.0%	$217,820	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	242,379	11.13%	130,692	6.0%	174,256	8.0%
CET1 Capital (to Risk-Weighted Assets)	242,379	11.13%	98,019	4.5%	141,583	6.5%
Tier 1 Capital (to Average Assets)	242,379	10.62%	91,297	4.0%	114,122	5.0%

As of December 31, 2021:
Total Capital (to Risk-Weighted Assets)	$237,478	14.99%	$126,728	8.0%	$158,411	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	225,017	14.20%	95,046	6.0%	126,728	8.0%
CET1 Capital (to Risk-Weighted Assets)	225,017	14.20%	71,285	4.5%	102,967	6.5%
Tier 1 Capital (to Average Assets)	225,017	9.98%	90,153	4.0%	112,691	5.0%

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Southern California Bancorp. At December 31, 2022 and 2021, we qualified for treatment under the Small Bank Holding Company Policy Statement (Regulation Y, Appendix C) and, therefore, we are not subject to consolidated capital rules at the bank holding company level.

Dividend Restrictions

The primary source of funds for the Company is dividends from the Bank. Under federal law, the Bank may not declare a dividend in excess of its undivided profits and, absent the approval of the OCC, the Bank’s primary banking regulator, if the total amount of dividends declared by the Bank in any calendar year exceeds the total of the Bank’s retained net income of that current period, year to date, combined with its retained net income for the preceding two years. The Bank also is prohibited from declaring or paying any dividend if, after making the dividend, the Bank would be considered “undercapitalized” (as defined by reference to other OCC regulations). Federal bank regulatory agencies have authority to prohibit banking institutions from paying dividends if those agencies determine that, based on the financial condition of the bank, such payment will constitute an unsafe or unsound practice.

During the year ended December 31, 2022, the Bank paid dividends to the Company of $3.0 million. The Bank did not pay dividends to the Company during the year ended December 31, 2021.

The Federal Reserve limits the amount of dividends that bank holding companies may pay on common stock to income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies.

During the years ended December 31, 2022 and 2021, there were no dividends declared to shareholders by the Company.

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Interest Rate Risk Management

Market risk represents the risk of loss due to changes in market values of assets and liabilities. We incur market risk in the normal course of business through exposures to market interest rates, equity prices, and credit spreads. Our primary market risk is interest rate risk, which is the risk of loss of net interest income or net interest margin resulting from changes in market interest rates.

Interest Rate Risk

Interest rate risk results from the following risks:

●	Repricing risk — timing differences in the repricing and maturity of interest-earning assets and interest-bearing liabilities;

●	Option risk — changes in the expected maturities of assets and liabilities, such as borrowers’ ability to prepay loans at any time and depositors’ ability to redeem certificates of deposit before maturity;

●	Yield curve risk — changes in the yield curve where interest rates increase or decrease in a nonparallel fashion; and

●	Basis risk — changes in spread relationships between different yield curves, such as U.S. Treasuries, U.S. Prime Rate, SOFR, and LIBOR.

Because our earnings are primarily dependent on our ability to generate net interest income, we focus on actively monitoring and managing the effects of adverse changes in interest rates on our net interest income. Our interest rate risk is overseen by our management Asset Liability Committee (“ALCO”). ALCO monitors our compliance with regulatory guidance in the formulation and implementation of our interest rate risk program. ALCO reviews the results of our interest rate risk modeling quarterly to assess whether we have appropriately measured our interest rate risk, mitigated our exposures appropriately and any residual risk is acceptable. In addition to our annual review of this policy, our Board of Directors explicitly reviews the interest rate risk policy limits at least annually.

Interest rate risk management is an active process that encompasses monitoring loan and deposit flows complemented by investment and funding activities. Effective management of interest rate risk begins with understanding the dynamic characteristics of assets and liabilities and determining the appropriate interest rate risk posture given business forecasts, management objectives, market expectations, and policy constraints. Changes in interest rates may result in interest-earning assets and interest-bearing liabilities maturing or repricing at different times, on a different basis or in unequal amounts. In addition, it is not uncommon for rates on certain assets or liabilities to lag behind changes in the market rates of interest. Additionally, prepayments of loans and early withdrawals of certificates of deposit could cause interest sensitivities to vary.

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Our interest rate risk exposure is measured and monitored through various risk management tools, including a simulation model that performs interest rate sensitivity analysis under multiple scenarios. The simulation model is based on the actual maturities and re-pricing characteristics of the Bank’s interest-rate sensitive assets and liabilities. The simulated interest rate scenarios include an instantaneous parallel shift in the yield curve. In order to model and evaluate interest rate risk, we use two approaches: Net Interest Income at Risk (“NII at Risk”), and Economic Value of Equity (“EVE”). Under NII at Risk, the impact on net interest income from changes in interest rates on interest-earning assets and interest-bearing liabilities is modeled over the next 12 months from immediate and sustained changes in interest rates utilizing various assumptions for assets and liabilities. EVE measures the period end market value of assets minus the market value of liabilities and the change in this value as rates change. EVE is a period end measurement.

The following table presents the projected changes in NII at Risk and EVE that would occur upon an immediate change in interest rates based on independent analysis, but without giving effect to any steps that management might take to counteract that change at December 31, 2022 and December 31, 2021:

	Change in Interest Rates in Basis Points (bps)
	Market Value of Equity			Net Interest Income (NII)
(Dollars in thousands)	Amount	Change ($)	Change (%)	Amount	Change ($)	Change (%)
December 31, 2022
+300bps	$509.4	$55.3	12.2%	$103.8	$(1.1)	(1.0)%
+200bps	498.2	44.1	9.7%	104.2	(0.7)	(0.7)%
+100bps	480.7	26.6	5.9%	104.7	(0.2)	(0.2)%
Base case	454.1			104.9
-100bps	411.6	(42.5)	(9.4)%	101.4	(3.5)	(3.3)%
-200bps	341.9	(112.2)	(24.7)%	97.4	(7.5)	(7.1)%

December 31, 2021
+300bps	$435.6	$144.5	49.6%	$81.3	$18.7	29.9%
+200bps	406.9	115.8	39.8%	75.7	13.1	20.8%
+100bps	363.7	72.6	24.9%	67.6	5.0	8.0%
Base case	291.1			62.6
-100bps	178.3	(112.8)	(38.7)%	61.8	(0.8)	(1.3)%
-200bps	73.2	(217.9)	(74.9)%	61.8	(0.8)	(1.3)%

December 31, 2022

The modeled NII results at December 31, 2022 indicate the Bank would sustain a moderate decrease in net interest income if interest rates declined due primarily to adjustable-rate loans repricing lower at a faster pace than the decline in deposit rates. In a rising rate environment, our NII results indicated there would be a slight decrease in net interest income if interest rates were to increase due primarily to the pace of deposits repricing consistent with or slightly higher than adjustable-rate loans. The decrease in NII in a rising rate environment is attributed to the higher interest rate environment and increasing liquidity and deposit pressure in the banking industry. EVE results at December 31, 2022 indicate the Bank would benefit from an increase in interest rates and would be adversely impacted by a decrease in interest rates. The results of these analyses do not contemplate all of the actions that we may undertake in response to changes in interest rates. In response to actual or anticipated changes in interest rates, we have various alternatives for managing and reducing exposure such as using FHLB Advances and/or certain derivatives such as swaps to align maturities and repricing terms. managing the percentage of fixed rate loans in our portfolio, managing the level of investments and duration of investment securities and managing our deposit relationships.

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December 31, 2021

The modeled NII and EVE results at December 31, 2021 indicated the Bank would sustain a significant increase in net interest income and EVE if interest rates increased and a slight decrease in net interest income and a significant decrease in EVE if interest rates decreased. This asset-liability mismatch in the EVE results was attributed to the lower interest rate environment and higher levels of liquidity in the banking system. The Bank had approximately 26% of assets being held in cash and cash equivalents at December 31, 2021 as compared to 4% at December 31, 2022. Cash and cash equivalents reprice immediately and therefore are more sensitive to interest rate changes. The significant decrease in cash and cash equivalents in 2022 was a result of the Bank’s strategy to deploy available liquidity into higher yielding debt securities and loans during the year. The impact of this strategy was to reduce volatility and to reduce the mismatch between assets and liabilities.

The projected changes are forecasts based on estimates of historical behavior and assumptions that may change over time and may turn out to be different. Factors affecting our estimates and assumptions include, but are not limited to competitor behavior, economic conditions both locally and nationally, actions taken by the Federal Reserve, customer behavior and our management’s responses. Changes that vary significantly from our assumptions and estimates significantly affect our earnings and EVE.

In addition to management ALCO, the DLC Committee of the Board, the ARC Committee of the Board, as well as the Company’s Chief Risk Officer are all responsible for the “risk management framework” of the Company. Both ALCO and DLC meet monthly and the ARC Committee meets eight times a year, with the authority to convene additional meetings, as circumstances require.

Item 3. Properties

Our principal executive offices are located in Del Mar, California. As of December 31, 2022, our properties included five administrative offices and 13 branches in Los Angeles, Orange, Riverside, San Diego and Ventura counties. We own three properties and lease the remaining properties and believe that, if necessary, we could secure suitable alternative properties on similar terms without materially adversely affecting operations. For information regarding our lease commitments, refer to Note 5 - Premises and Equipment to the Consolidated Financial Statements. The following table provides the physical location of our 13 branches at December 31, 2022.

Office	Address	Square Footage	Own
Principal Executive Office	12265 El Camino Real, Suite 220, San Diego, CA 92130	5,816
Branches:
Carlsbad	3142 Tiger Run Court, Suite 107, Carlsbad, CA 92010	1,404
Del Mar	12265 El Camino Real, Suite 100, San Diego, CA 92130	13,080
Downtown San Diego	1620 5th Avenue, Suite 120, San Diego, CA 92101	871
Encino	16255 Ventura Blvd., Ste 1100, Encino, CA 91436	2,873
Glendale	801 N. Brand Blvd., Suite 185, Glendale, CA 91203	8,284
Irvine	400 Spectrum Center Drive, Suite 100, Irvine, CA 92618	2,365
La Quinta	47-000 Washington, La Quinta, CA 92253	5,200	X
Ramona	1315 Main Street, Unit A, Ramona, CA 92065	1,476
Rancho Mirage	40101 Monterey Avenue, #H, Rancho Mirage, CA 92270	5,000	X
Rancho Santa Margarita	22342 Avenida Empresa, Suite 101A, Rancho Santa Margarita, CA 92688	2,971
Santa Clarita	23780 Magic Mountain Pkwy, Santa Clarita, CA 91355	15,240	X
West Los Angeles	1640 S. Sepulveda Blvd., Suite 130, Los Angeles, CA 90025	2,560
Westlake Village	875 S. Westlake Blvd., Suite 101, Westlake Village, CA 91361	3,427

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Item 4. Security Ownership of Certain Beneficial Owners and Management

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting of securities, or to dispose or direct the disposition of securities, or has the right to acquire such powers within 60 days. For purposes of calculating each person’s percentage ownership, common stock issuable pursuant to options that are currently exercisable or will become exercisable or restricted share units that will vest within 60 days are included as outstanding and beneficially owned for that person or group, but are not deemed outstanding for the purposes of computing the percentage ownership of any other person. Except as disclosed in the footnotes to this table and subject to applicable community property laws, we believe that each person identified in the table has sole voting and investment power over all of the shares shown opposite such person’s name.

The following table provides information regarding the beneficial ownership based on 17,940,283 shares of our common stock as of December 31, 2022, by those persons or entities known by us to beneficially own more than five percent of the outstanding shares of our common stock.

Name and Address of Greater than 5% Stockholders	Shares Beneficially Owned	Percent of Class Beneficially Owned
John Farkash, Director Bank of Southern California, N.A., 12265 El Camino Real, Suite 210, San Diego, CA 92130	3,030,003	16.85%
Castle Creek Capital Partners VI LP 11682 El Camino Real, Suite 320, San Diego, CA 92130 (1)	2,340,719	13.05%
AB Financial Services Opportunity Fund (c/o Alliance Bernstein L.P.) 1345 Avenue of the Americas, New York, NY 10105	1,606,856	8.96%
Fourthstone LLC 575 Maryville Centre, Suite 110, St. Louis, MO 63141	1,414,245	7.88%

(1)	Mr. Volk is a principal of Castle Creek Capital Partners VI LP, and shares voting and dispositive powers over all shares. Mr. Volk disclaims beneficial ownership of such shares held by Castle Creek Capital Partners VI LP, except to the extent of his pecuniary interest therein. Excludes 20,904 shares held by Castle Creek Advisors IV LLC.
(2)	Based on a Schedule 13G filed with the SEC on February 14, 2023, by Fourthstone LLC, Fourthstone Master Opportunity Fund Ltd, Fourthstone GP LLC, Fourthstone QP Opportunity Fund LP, Fourthstone Small-Cap Financials Fund LP, and L. Phillip Stone, IV, who report shared voting and dispositive power of 1,414,245 shares, 935,513 shares, 459,732 shares, 411,078 shares, 48,654 shares, and 1,414,245 shares of the Company’s common stock, respectively. L. Phillip Stone, IV is the Managing Member of Fourthstone LLC and Fourthstone GP LLC, and 1,414,245 shares of common stock are held on behalf of advisory clients.

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The following table provides information regarding the beneficial ownership based on 17,940,283 shares of our common stock outstanding as of December 31, 2022, for:

●	each of our directors;
●	each of our named executive officers; and
●	all of our directors and executive officers as a group.

Name of Beneficial Owner (1)	Shares of Common Stock Beneficially Owned (2)		Shares Subject to Exercisable Options that will Vest Within 60 Days(3)	Shares Subject to RSUs that will Vest Within 60 Days (3)	Shares Beneficially Owned	Percent of Class Beneficially Owned (3)
Non-Employee Directors:
John Farkash	2,983,652	(4)	44,500	1,851	3,030,003	16.85%
Irwin Golds	25,188	(5)	33,500	2,107	60,795	0.34%
Lester Machado	56,868	(6)	14,000	1,226	72,094	0.40%
Kaveh Varjavand	2,803		—	601	3,404	0.02%
David Volk	2,344,597	(7)	16,000	1,226	2,361,823	13.15%
Anita Wolman	1,888	(8)	—	601	2,489	0.01%
Employee Directors:
Frank D. Di Tomaso Executive Director	406,532	(9)	—	—	406,532	2.27%
David I. Rainer Director, Executive Chairman of the Board and Chief Executive Officer	125,001	(10)	—	—	125,001	0.70%
Anne Williams Executive Vice President, Chief Credit Officer of the Bank	38,475	(11)	—	—	38,475	0.21%
Named Executive Officers:
Thomas G. Dolan Executive Vice President Chief Financial Officer of the Company, and Chief Operating Officer of the Company and the Bank.	125,000	(12)	—	—	125,000	0.70%
Richard Hernandez President of the Company and the Bank	35,534	(13)	—	—	35,534	0.20%
Directors and Executive Officers as a Group (15 in Number) (14)	6,164,124	(14)	108,000	7,612	6,279,736	34.78%

(1)	Unless otherwise stated, the address for each individual is c/o Bank of Southern California, N.A., 12265 El Camino Real, Suite 210, San Diego, CA 92130.
(2)	Except as otherwise noted, may include shares held by or with such person’s spouse and minor children; shares held by any other relative of such person who has the same home; shares held by a family trust as to which such person is a trustee with sole voting and investment power (or shared power with a spouse); or shares held in an Individual Retirement Account or pension plan as to which such person has pass-through voting rights and investment power. Does not include vested stock options.
(3)	Stock options or restricted share units that are exercisable or vest within 60 days after December 31, 2022, are treated as issued and outstanding for the purpose of computing the percent of class owned by such person but not for the purpose of computing the percent of class owned by any other person.

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(4)	Includes 2,404,262 shares held in a trust whereby Mr. Farkash is trustee and has voting rights with respect to such shares, and 579,390 shares held in a joint account of which he has voting rights. Includes 541,700 shares pledged as collateral to secure personal indebtedness of Mr. Farkash.
(5)	Includes 13,500 shares held in an IRA account for Mr. Golds’ benefit, and 11,688 shares held in a trust whereby Mr. Golds is the sole trustee and has voting rights with respect to these shares.
(6)	Includes 46,028 shares held in a trust whereby Mr. Machado is trustee and has voting rights with respect to such shares; and 10,000 shares held in a defined benefit plan to which Mr. Machado has voting rights with respect to such shares.
(7)	Mr. Volk is a principal of Castle Creek Advisors IV LLC and Castle Creek Capital Partners VI LP, which owns 3,678 shares and 2,340,719 shares of our common stock, respectively. Mr. Volk disclaims beneficial ownership of such shares held by Castle Creek Advisors IV LLC and Castle Creek Capital Partners VI LP, except to the extent of his pecuniary interest therein.
(8)	Includes 85 shares held in a joint account of which Ms. Wolman has voting rights.
(9)	Includes 231,971 shares held in a joint account of which Mr. Di Tomaso has voting rights; 153,336 shares held in an IRA account for Mr. Di Tomaso’s benefit, and 12,075 shares held in his spouse’s name and in her IRA account.
(10)	Includes 125,001 shares held in a trust whereby Mr. Rainer is trustee and has voting rights with respect to such shares.
(11)	Includes 38,475 shares held in a trust whereby Ms. Williams is trustee and has voting rights with respect to such shares.
(12)	Includes 125,000 shares held in a trust whereby Mr. Dolan is trustee and has voting rights with respect to such shares.
(13)	Includes 20,834 shares held in an IRA account for Mr. Hernandez’s benefit.
(14)	Included beneficial ownership of four additional executive officers totaled 18,586 shares.

Item 5. Directors and Executive Officers

Board of Directors

The following table sets forth certain information about our directors, including their names, ages and year in which they began serving as a director of the Company (or the Bank, if prior to the holding company reorganization on May 15, 2020).

Name	Age	Position	Director Since
Frank D. Di Tomaso	65	Director, Executive Director	2021
John Farkash	73	Director	2001
Irwin Golds	66	Director	2013
Lester Machado	67	Director	2001
David I. Rainer	65	Director, Executive Chairman of the Board and Chief Executive Officer	2022
Kaveh Varjavand	59	Director	2020
David Volk	45	Director	2016
Anne Williams	65	Director, Chief Credit Officer	2023
Anita Wolman	71	Director	2020

Each of the Company’s directors is also a director of the Bank. The business experience of each of the current directors is set forth below. No current director has any family relationship, as defined in Item 401 of Regulation S-K, with any other director or with any of our executive officers.

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Frank D. Di Tomaso

Mr. Di Tomaso joined our Board upon our acquisition of Bank of Santa Clarita in 2021. He was a founding member of Bank of Santa Clarita and served as its Vice Chairman (2004-2009), Chairman (2009-2021), Executive Vice President (2004-2011), and Chief Executive Officer (2012-2021). Previously, he held the positions of Senior Vice President and Business Development Officer at City National Bank (1997-2004) and Senior Vice President and Commercial Loan Team Leader (1996-1997). Before joining City National Bank, Mr. Di Tomaso was employed at Metrobank until it was acquired by Comerica Bank and served as the Senior Vice President and Manager of the Asset Based Loan Division of Metrobank (1990-1996). We first appointed Mr. Di Tomaso to our board under the terms of our merger agreement with Bank of Santa Clarita, in which we agreed to appoint one of Bank of Santa Clarita’s directors to the our board and to nominate that director for reelection at least once. In addition to serving on our Board, Mr. Di Tomaso serves as the Bank’s Executive Director and is responsible for matters relating to our integration of Bank of Santa Clarita’s business and the retention of its customers and employees.

Mr. Di Tomaso earned his Bachelor of Science degree in Accounting from California State University, Fresno.

Mr. Di Tomaso’s extensive experience as an executive and director of banking and financial institutions, as well as his knowledge and leadership capabilities make him a valuable member of the Board.

John Farkash

Mr. Farkash is a Founding Director of the Company and Bank. He is the Founder and President of Farkash Construction, Inc. since 1984, serving commercial clients in San Diego County. His experience spans the fields of architecture, interior space planning, construction, real estate development, and commercial real estate property management throughout Southern California. He has also been involved in San Diego’s rural planning issues and continues to oversee the family real estate portfolio.

Mr. Farkash received his bachelor’s degree from the University of California, Berkeley. Following graduation, he was a VISTA (Volunteers in Service to America) volunteer with the Community Design Center in Tucson, Arizona. He received his General Contracting “B” License in 1982.

Mr. Farkash’s extensive business and investment experience, as well as knowledge and involvement in the Bank’s local communities, makes him a valuable contributor to the Board.

Irwin Golds

Irwin Golds is our Lead Independent Director and the Chair of the Directors Loan Committee. He is the Co-Founder and Chief Executive Officer of Capitis Real Estate since 2009, a real estate brokerage, escrow and investment firm serving Southern California. Earlier in his career, Mr. Golds served as partner at law firms Best, Best & Krieger (1981-1988) and Criste, Pippin & Golds, which he cofounded (1994-2003), until retiring from the practice of law in 2003. In addition, he was an organizer and Founder of Desert Commercial Bank (2004-2005) and served as Director (2006-2012) and Interim President (2009-2010) of Palm Desert National Bank.

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Mr. Golds received his Bachelor of Arts degree from the University of California, Los Angeles and his Juris Doctor degree from the University of California Hastings College of the Law. He is an active member of the Coachella Valley business community and has also served as a Board member of several charitable organizations, including Shelter From the Storm, YMCA, the Coachella Valley Education Foundation, and the Desert Community Foundation.

Mr. Golds’ broad range of experience in law and financial services have enhanced the Board’s perspective.

Dr. Lester Machado, M.D., D.D.S., FRCS (Ed)

Dr. Machado is a Founding Director of the Company and the Bank and serves as Chair of the Compensation, Nominating and Governance Committee. He practiced Oral & Maxillofacial Surgery in San Diego for over 30 years from 1990-2021. Dr. Machado also served as Chairman of the Division of Maxillofacial Surgery at both Rady Children’s Hospital (2005-2020) and Scripps Mercy Hospital (2000-2021), and is a Fellow of the Royal College of Surgeons of Edinburgh. He is the owner of Lester Machado Fine Art (2018-present) and a partner in Gribardo Vineyards (2017-present), farming wine grapes in Northern California.

Dr. Machado received his bachelor’s degree from the University of California, Davis; his DDS degree from University of the Pacific; and his MD degree from Hahnemann University. He currently serves as a Trustee of the San Diego Museum of Art and previously served as Director for the San Diego Dental Society, San Diego Dental Foundation, Coming Together Foundation, and the Climate Action Campaign.

Dr. Machado’s extensive operational and business experience, as well as his passion for diversity and equality, make him a valuable contributor to the Board.

David I. Rainer

David I. Rainer has been our Executive Chairman and Chief Executive Officer since September 2022. He previously served as our Executive Chairman from November 2020 and our Executive Chairman, President and Chief Executive Officer from July 2021 to April 2022. Mr. Rainer took a temporary sabbatical from all positions with the Company and the Bank between April 2022 and September 2022. He is a proven leader in growing community banks and most recently served as a Founder, Chairman and Chief Executive Officer of CU Bancorp (Nasdaq: CUNB) and its wholly owned subsidiary California United Bank from 2005 through its sale in 2017. Thereafter, Mr. Rainer continued employment with Pacific Western Bank as a consultant from 2017-2020. Prior to that, he was the Executive Vice President of Commercial Banking for the Western US at US Bank (NYSE: USB) (2001-2004).

Mr. Rainer served two three-year terms on the Board of Directors of the Federal Reserve Bank of San Francisco, Los Angeles Branch (2011-2016). He is a member of the Price Board of Councilors at the USC Price School of Public Policy and former Director of InBank, a Denver-based community bank (2019-2020). He was also recognized as an Ernst & Young Regional Entrepreneur of the Year winner in 2008. Involved in the community, Mr. Rainer previously served on the board of directors for the Boys and Girls Club of the West Valley, Inner City Arts, Junior Achievement, and the LA Urban League.

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Mr. Rainer received his bachelor’s degree from California State University, Northridge, and his master’s in Business Administration from the University of Southern California.

Mr. Rainer’s extensive experience as an executive managing banks and bank holding companies and his proficiency in corporate strategy make him a valuable member of the Board.

Kaveh Varjavand

Mr. Varjavand has been a member of our Board since 2020 and serves as Chair of the Audit and Risk Committee. He is the Founder and President of AARCS, LLC (Accounting, Audit and Reporting Consulting Services), a boutique firm providing consulting services to the financial institutions industry, since 2013. In 2021, Mr. Varjavand founded MMK Ventures, Inc., which holds and operates several web-based assets. From 2006 to 2013, he served as the Partner-in-Charge of the Southern California Financial Services Group at Moss Adams LLP. Prior to that, he worked at KPMG LLP for 16 years, including serving as a Financial Services Audit Partner for more than seven years. He also served as a director and chair of the Audit Committee of CU Bancorp (Nasdaq: CUNB) from 2015 to 2017.

Mr. Varjavand received his bachelor’s degree from the University of Kentucky. He is a Certified Public Accountant (Retired) in the State of California. He is also a member of the American Institute of Certified Public Accountants and California Society of CPAs.

Mr. Varjavand’s significant experience serving the financial services industry, specifically in the areas of audit and risk management, has considerably strengthened the Board. He is one of the Company’s Board-designated “audit committee financial experts.”

David Volk

Mr. Volk has been a member of the Board since 2016. He is a principal at Castle Creek Capital, an alternative asset management firm focused on the community banking industry and located in San Diego, California. He started with Castle Creek Capital Partners VI LP in 2005, having led or supported investments in numerous recapitalization, distressed, and growth situations. Prior to joining the firm, he worked as an associate with TW Associates Capital, Inc. and Ernst & Young. Mr. Volk serves on our Board under an agreement that we made with Castle Creek Capital Partners VI LP in connection with its initial investment in the Company. The agreement grants Castle Creek Capital the right to designate a representative to serve on our Board for so long as it beneficially owns at least 5.0% and not less than 891,284 shares of our common stock.

Mr. Volk serves as a director of InBankshares Corp/Inbank (2022) in Colorado, Bank of Idaho/Bank of Idaho Holding Company (2019), Bridgewater Bancshares/Bridgewater Bank (2017) in Minnesota, and New Mexico First Financial (2017). Mr. Volk received his bachelor’s degree from Santa Clara University and his master’s degree from the University of Virginia.

Mr. Volk’s extensive experience in investment, transactional and financial analysis within the community banking industry and his service on multiple bank boards enables him to be a significant contributor to our Board as well as provides the perspective of a significant investor in the Company. He is one of the Company’s Board-designated “audit committee financial experts.”

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Anne Williams

Ms. Williams has been a member of our Board since 2023 and has been the Executive Vice President and Chief Credit Officer of the Bank since 2020. She is an accomplished credit risk professional with over 35 years of industry experience. Most recently and until her retirement, she was with California United Bank (Nasdaq: CUNB) where she served as EVP, Chief Credit Officer (2004-2017) and Chief Operating Officer (2008-2017) and was a bank director (2009-2014). Prior to that, Ms. Williams served as SVP Manager for US Bank’s Commercial Banking Market for the State of California (1999-2004) and was previously the EVP and Chief Credit Officer at California United Bank and its successor, Pacific Century Bank (1992-1999).

Active in the community, Ms. Williams previously served on the Board of the Valley Economic Development Center, Inc. and is a former board member of the Los Angeles Local Development Corporation, the California Economic Development Lending Initiative, and the Park Advisory Board for the Pan Pacific Recreation Complex.

Ms. Williams received her bachelor’s degree from Mount Holyoke College.

Ms. Williams’ extensive experience in developing and growing commercial banking platforms makes her a valuable member of the Board.

Anita Wolman

Ms. Wolman has been a member of our Board since 2020 and serves as Chair of the Strategic Planning Committee. She is an experienced Executive, having served in senior officer roles and as General Counsel for multiple financial institutions. Most recently and until her retirement, she was a Founder of and served as EVP, Chief Administrative Officer, General Counsel, and Corporate Secretary at California United Bank (2005-2017) and its holding company, CU Bancorp (Nasdaq: CUNB), from inception until its acquisition in 2017. Prior to that, she held General Counsel positions at California Commerce Bank and Pacific Century Bank. Ms. Wolman has also been an Advisory Board Member of Lowell Milken Center for Business Law (UCLA School of Law) since 2017.

Ms. Wolman received both her bachelors in political science and Juris Doctor degrees from the University of California, Los Angeles.

Ms. Wolman’s expansive background in law and corporate governance and her knowledge of compliance and regulatory matters has made her a particular valued member of the Board.

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Executive Officers

The following table sets forth certain information regarding our executive officers, including their names, ages and positions:

Name	Age	Position
David I Rainer	65	Chief Executive Officer of the Company and the Bank
Richard Hernandez	48	President of the Company and the Bank
Thomas Dolan	63	Executive Vice President Chief Financial Officer of the Company, and Chief Operating Officer of the Company and the Bank
Jean Carandang	58	Executive Vice President, Chief Financial Officer of the Bank
Martin Liska	54	Executive Vice President, Chief Risk Officer of the Bank
Manisha K. Merchant	47	Executive Vice President, Chief Legal Officer of the Company and the Bank
Anne Williams	65	Executive Vice President, Chief Credit Officer of the Bank
Joann Yeung	48	Senior Vice President, Chief Accounting Officer of the Company the Bank

The business experience of each of our executive officers, other than Mr. Rainer and Ms. Williams, is set forth below. No executive officer has any family relationship, as defined in Item 401 of Regulation S-K, with any other executive officer or any of our current directors. There are no arrangements or understandings between any of the officers and any other person pursuant to which he or she was selected as an officer.

Richard Hernandez

Mr. Hernandez has been our President since 2022 and previously served as our Executive Vice President and Chief Banking Officer since 2020. He is an accomplished banking professional with more than 24 years of industry experience within the Southern California market. Previously, he served as EVP for Pacific Western Bank (formerly California United Bank (Nasdaq: CUNB)), overseeing commercial banking in Los Angeles County and Ventura County (2005-2020). Prior to that, he served as VP Commercial Banking for US Bank (1999-2003).

Active in the community, Mr. Hernandez currently serves on the board of Casa Pacifica, a non-profit organization assisting adolescents and families that are victims of abuse (2011-2017; 2021- present).

Mr. Hernandez received his bachelor’s degree in International Finance from California Lutheran University.

Thomas G. Dolan

Mr. Dolan has been our Executive Vice President and Chief Financial Officer since 2020. He was appointed Chief Operating Officer in September 2022 and joined us in 2020 as our Executive Vice President, Chief Strategy Officer. He served as our Interim Chief Executive Officer from April to September 2022 while Mr. Rainer was on sabbatical. He has extensive experience providing strategic and operational leadership in highly entrepreneurial, growth-oriented financial institutions. Previously, he held the position of EVP and Chief Financial Officer at Los Alamos National Bank (2017-2020). Prior to that, he served as EVP and Chief Operating Officer at Anchor Bancorp Wisconsin Inc., and its successor Old National Bank (2011-2016).

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Mr. Dolan received his bachelor’s degree in Economics from Loyola University of Chicago and his MBA with a concentration in Finance from the University of Chicago.

Jean Carandang

Ms. Carandang has been the Bank’s Executive Vice President and Chief Financial Officer since 2022. She leads the Bank’s financial planning and analysis, accounting, treasury, and capital management. Previously, she was the Chief Financial Officer at Suncrest Bank (2016-2022). Prior to that, she was the Chief Financial Officer of Simplicity Bank (2008-2015), SVP and Controller at PFF Bank & Trust (2005-2008), and VP and Controller at Quaker City Bank (1993-2005).

Ms. Carandang earned her bachelor’s degree in Accounting from California State University, Los Angeles and is a Certified Public Accountant.

Martin Liska

Mr. Liska has served as the Executive Vice President and Chief Risk Officer of the Bank since 2020. He is responsible for all risk management strategies and operations, as well as supervising the Bank’s risk mitigation and identification procedures. Previously, he served as Chief Risk Officer for Preferred Bank (2017-2020). Prior to that, he served as SVP and BSA Officer for California United Bank (2016-2017) (Nasdaq:CUNB); VP and BSA/AML Officer for State Bank of India, California (2013-2016); AML Director for Las Vegas Sands Corporation (2012-2013); and VP- Operations and Compliance Risk Manager for City National Bank (2005-2012). Mr. Liska served in multiple positions, including as a bank examiner, for the Federal Reserve Bank (1991-2005).

Active in the community, Mr. Liska served as an Executive Board Member, Secretary and founding member of the U.S.A. Southern California Chapter of the Association of Anti-Money Laundering Specialists (ACAMS) (2011-2018).

Mr. Liska received his bachelor’s degree in Organizational Management from the University of La Verne and is a United States Army veteran.

Manisha K. Merchant

Ms. Merchant has served as our Executive Vice President, General Counsel and Corporate Secretary since 2022. She is responsible for the legal affairs of the Company and providing legal advice to our Board, Executive Chairman and Chief Executive Officer and senior management. Previously, she served as EVP, Deputy General Counsel for Banc of California, N.A. (2016-2022) (NYSE:BANC) after serving as SVP, Associate General Counsel (2014-2016). Prior to that, Ms. Merchant served as VP, Senior Counsel II for Union Bank (2009-2014); FVP, Senior Counsel for Washington Mutual and its successor, JPMorgan Chase (2007-2009); and Legal Counsel for Western Financial Bank and its successor, Wachovia Bank (2002-2007).

Active in the community, Ms. Merchant previously served as a member of the board of directors of Asian Americans Advancing Justice – LA (2009-2020).

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Ms. Merchant received her bachelor’s degree in Criminology, Law, and Society from the University of California, Irvine, and both her Juris Doctorate and Masters in Business Administration degrees from the University of Connecticut. She is licensed to practice law in California.

Joann Yeung

Ms. Yeung has served as the Bank’s Senior Vice President and Chief Accounting Officer since 2022. Most recently, she served as the Bank’s Director of Financial Reporting (2021-2022). Previously, she served as SVP and Director of Financial Reporting (2020-2021) and FVP and Finance Manager (2016-2020) for First Choice Bank and its successor, Enterprise Bank and Trust. Ms. Yeung was instrumental in preparing First Choice Bank for its public listing on Nasdaq.

Ms. Yeung received her bachelor’s degree in Accounting from the University of Southern California.

None of our directors or executive officers has been involved in any bankruptcy or criminal proceedings, nor have there been any judgments or injunctions brought against any of our directors or executive officers during the last ten years that we consider material to the evaluation of the ability and integrity of any director or executive officer.

Corporate Governance Principles and Board Matters

Our Board believes that sound governance policies and practices provide an important framework to assist it in fulfilling its duties to our shareholders. Our Board has adopted a number of policies and practices under which it has operated with concepts based on the suggestions of various authorities in corporate governance and the requirements that would be applicable to us when our common stock is listed on the Nasdaq Stock Market. Our Board members believe these policies and practices are essential to the performance of the Board’s oversight responsibilities and the maintenance of our integrity in the marketplace. The policies and practices include, among others, the following:

Principles of Business Conduct and Ethics Policy. We have adopted a Principles of Business Conduct and Ethics Policy (“Code of Conduct”) applicable to our directors, officers and employees. Our Code of Conduct provides fundamental ethical principles to which these individuals are expected to adhere. Our Code of Conduct operates as a tool to help our directors, officers, and employees understand and adhere to the high ethical standards required for employment by, or association with us. The Code of Conduct constitutes our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act and is our “code of conduct” for purposes of satisfying Nasdaq’s listing standards.

The Code of Conduct is available on our website at https://investor.banksocal.com/governance. To the extent required by applicable SEC rules, Nasdaq’s listing standards or our Code of Conduct, we will disclose any waivers of the requirements of our Code of Conduct that may be granted to our executive officers, including our principal executive officer, principal financial officer, principal accounting officer or persons performing similar functions on our website.

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Related Party Transaction Policy. Our Board has adopted a Related Party Transaction Policy, which provides that subject to certain limited exceptions, we will not enter into or consummate a related party transaction unless our Compensation, Nominating, and Governance Committee (“CNG Committee”) determines it to be fair to the Company and on the same basis as would apply if the transaction did not involve a related party. A “related party transaction” is a transaction between the Company or any of its subsidiaries and any executive officer, director or owner of more than 5% of the outstanding shares of our common stock or persons related to them. Our Related Party Transaction Policy is described more detail below under Item 7. “Policies and Procedures for Approval of Related Person Transactions.”

Board Leadership Structure. Our Board does not have a policy regarding the separation of the roles of Chief Executive Officer and Chairman because our Board believes it is in the best interests of the Company to have the flexibility to select the persons holding those positions based on the business and governance needs and the membership of our Board. Our Board has determined that having our Chief Executive Officer serve as Chairman is in the best interest of our shareholders at this time. In addition, our Board considered that we have a Lead Director who is an independent director. This structure makes the best use of the Chief Executive Officer’s extensive knowledge of the Company and its industry, as well as fostering greater communication between our management and our Board.

Since the office of Chairman is not held by an independent director, we have appointed Irwin Golds, an independent director, to serve as Lead Director to ensure strong independent board oversight. Our Lead Director (i) presides at all meetings of the Board at which the Chairman is not present, including executive sessions of the independent directors; (ii) has the authority to call meetings of the independent directors; (iii) serves as a liaison between the Chairman and the independent directors; (iv) ensures that matters of concern or interest of the independent directors are appropriately scheduled for discussion at Board meetings; (v) has the authority to retain outside advisors and consultants who report directly to the Board on Board-wide issues; (vi) serves as a liaison for consultation and direct communication with shareholders, as appropriate; and (vii) performs such other duties, and exercises such powers, as from time to time as prescribed by our Board.

Director Independence. Our Board has adopted corporate governance guidelines and principles requiring, among other things, that a majority of the Board be composed of directors meeting the independence requirements established by Nasdaq’s listing standards and applicable SEC rules. These guidelines and our Board’s determination regarding director independence are described below under “Item 7. Certain Relationships And Related Transactions, and Director Independence - Director Independence.”

Stock Ownership Guidelines. The Company’s Corporate Governance Policy sets forth the Board’s stock ownership guidelines. Under the policy and time periods stated therein, our executive officers are expected to own Company common stock having a value equal to at least three times base salary in the case of the Chief Executive Officer and one times base salary in the case of the Company’s other executive officers. Non-employee directors will be expected to own Company common stock having a value equal to at least two times their annual cash retainer. New executive officers will be expected to meet the applicable threshold within three years of their appointment, and new non-employee directors will be expected to meet the threshold within five years of their election or appointment.

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Clawback Policy. Our Board has adopted a Clawback Policy. Under that policy, if any of our executive officers or employees receive incentive compensation as a result of our achievement of financial results measured on the basis of financial statements that are required to be restated, we generally will be obligated to recoup from those executive officers or employees, the amount by which the incentive compensation they had received based on those financial statements or the satisfaction of those metrics exceeds the incentive compensation they would have received had such incentive compensation been determined on the basis of the restated financial statements or revised metric results (“excess compensation”). The policy provides for the recoupment of excessive compensation paid to or received by any executive officer or employee during the three years immediately preceding the accounting restatement. The policy further provides that we may seek recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards.

Anti-Hedging Policy. Our Anti-Hedging Policy prohibits our directors and executive officers from hedging the economic interest in Company securities that they own and from engaging in short sales or speculative transactions with respect to our stock. Our Policy Governing Insider Trading and Tipping allows a covered person to seek approval from our Chief Legal Officer to pledge shares of Southern California Bancorp stock for a specific loan. As of the date of this registration statement, John Farkash has pledged 541,700 shares of Company stock, and such pledge was approved in accordance with our Policy Governing Insider Trading and Tipping. As of the date of this registration statement, to the best of the Company’s knowledge, except as set forth above, none of our directors or executive officers have outstanding pledges with respect to any Company stock.

The Board’s Role in Risk Oversight

The Board’s responsibilities in overseeing our management and business include oversight of our key risk and management processes and controls. Management, in turn, is responsible for the day-to-day management of risk and implementation of appropriate risk management controls and procedures.

New products and services, third-party risk management and cybersecurity are critical sources of operational risk that financial institutions are expected to address in the current environment. The Board of Directors and its sub-committees (including through various management committees) oversee our consolidated enterprise risk management program that monitors the adequacy of policies, procedures, tolerance levels, risk measurement systems, monitoring processes, management information systems and internal controls.

The risk of incurring losses on loans is an inherent feature of the banking business and, if not effectively managed, such risks can materially affect our results of operations. Accordingly, the Board, as a whole, exercises oversight responsibility over the processes that our management employs to manage this risk. The Board fulfills that oversight responsibility by:

●	Monitoring trends in our loan portfolio and Allowance for Credit Losses (“ACL”);
●	Establishing internal limits related to industry concentrations in our lending portfolio;
●	Receiving monthly and quarterly reports through its Directors’ Loan Committee relating to such matters as (i) risks in our loan portfolio, (ii) new, renewed, and paid loans, (iii) trend reporting on loan types, (iv) risk grading of loans, (v) past due loans, (vi) interest rates and maturities of loans, and (vii) loan concentrations and risk industry loans;

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●	Reviewing, at least quarterly, management’s determinations with respect to the adequacy of, and any provisions required to be made to replenish or increase, the ACL;
●	Reviewing quarterly reports from its management Problem Loan Committee regarding specific loans that have been classified as “special mention,” “substandard” or “doubtful” and, therefore, require increased attention from management; portfolio risk trends, and the collection efforts with respect to nonperforming loans; and
●	Authorizing the retention of, reviewing the reports of, and meeting with external loan review consultants engaged to evaluate the risks in and the quality of the loan portfolio.

Although risk oversight permeates many elements of the work of the full Board and its committees, the ARC Committee is responsible for overseeing any other significant risk management processes. The ARC Committee oversees these risk management processes, periodically reporting its findings and making policy and other recommendations to the full Board.

Committees of our Board of Directors

Our Board has two standing committees: an ARC Committee, and a CNG Committee. The Board has adopted a written charter for each of those committees, and copies of those charters are available on our website at investor.banksocal.com/governance. In addition, from time to time, our Board may establish special committees to address specific issues when necessary.

The Audit and Risk Committee. Our Board has established a standing ARC Committee, the current members of which are Kaveh Varjavand, its Chairman, John Farkash, Lester Machado and Anita Wolman. Our Board also has determined that Mr. Varjavand meets the definition of “audit committee financial expert” adopted by the SEC and satisfies the financial sophistication requirements of applicable rules of the Nasdaq Stock Market.

The ARC Committee’s responsibilities include:

●	Overseeing our financial reporting, including reviewing and discussing accounting and reporting issues, results of independent audits, the integrity of our financial statements and our systems of internal controls;
●	Overseeing our internal audit process, including determining the scope and scheduling of audit activities, approving the scope of audit plans, and determining the independence, qualifications and performance of our independent auditors and internal audit function;
●	Monitoring the open communication among the independent auditor, management, the internal audit function and the Board;
●	Overseeing our significant risk management activities, including information security and cybersecurity;
●	Reviewing and assessing the adequacy of its formal written charter on an annual basis; and
●	Overseeing such other matters that the Board may delegate to the committee.

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The ARC Committee met eight times during 2022.

The Compensation, Nominating and Governance Committee. Our Board has established a standing CNG Committee, the current members of which are Lester Machado, its Chairman; Irwin Golds; Kaveh Varjavand; David Volk; and Anita Wolman.

The CNG Committee’s responsibilities include:

●	Reviewing and approving the compensation plans, policies and programs for our Chief Executive Officer and other executive officers;
●	Developing, reviewing and making recommendations to the Board with respect to the adoption or revision of cash and equity incentive plans, approving individual grants or awards thereunder and reporting to the Board regarding the terms of such individual grants or awards;
●	Reviewing and discussing with our management the narrative discussion and tables regarding executive officer and director compensation to be included in our annual proxy statement, in accordance with applicable laws, rules and regulations;
●	Producing and approving an annual report on executive compensation for inclusion in our annual proxy statement, in accordance with applicable laws, rules and regulations;
●	Making recommendations to our Board regarding the type and amount of compensation be paid or awarded to members of our Board;
●	Developing and recommending policies to our Board regarding the director nomination process;
●	Identifying and recommending to the Board candidates for election as directors;
●	Recommending to the Board specific selection qualifications and criteria for Board membership;
●	Evaluating the independence of our directors and recommending to the Board our director’s committee assignments;
●	Developing and recommending, for the Board’s approval, corporate governance principles and policies;
●	Reviewing and assessing the adequacy of our Code of Conduct, interpreting non-audit related portions of the Code of Conduct, and making final decisions concerning disciplinary actions relating to those portions of the Code of Conduct;
●	Reviewing and making recommendations to our Board concerning our management succession plans;
●	Reporting to the Board its annual review of the performance of the Board and its committees, as applicable;
●	Annually reviewing and assessing the adequacy of its formal written charter; and
●	Overseeing any other matters that our Board specifically delegates to the CNG Committee.

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The CNG Committee met seven times during 2022.

Selection and Nomination of Candidates for Election to the Board of Directors

Our Board has delegated to the CNG Committee the responsibility for developing the specific qualifications and criteria for prospective director candidates as it deems necessary or advisable. The CNG Committee is also charged with recommending to our Board specific candidates for election as directors. The CNG Committee considers nominees recommended by directors, officers, employees, shareholders and others using the same criteria to evaluate all candidates. In identifying prospective director candidates, the CNG Committee may consider all facts and circumstances, including among other things, the specific experience, qualifications, attributes and skills of the prospective director candidate, his or her independence, and the our particular needs and the needs of our Board. The CNG Committee is authorized to engage consultants or third party search firms to assist in identifying and evaluating potential nominees at our expense.

Any shareholder may submit, for consideration and nomination by the CNG Committee, any candidate or candidates for election to the board at any annual meeting of our shareholders by following the notice procedures and providing the information required our bylaws. To nominate a candidate for election as a director at an annual meeting of shareholders, our bylaws require a shareholder to provide us with written notice no earlier 120 days and no later than 90 days before the date such annual meeting is to be held. If the current year’s annual meeting is called for a date that is not within 30 days of the anniversary of the previous year’s annual meeting, the notice must be received not later than 10 calendar days following the day on which public announcement of the date of the annual meeting is first made. Our bylaws require that the nominating shareholder’s notice include information regarding the nominating shareholder, including the name and address of the nominating shareholder and the classes and number of shares of our capital stock held and beneficially owned by such nominating shareholder. In addition, the notice must include information regarding the candidate for election as director, including the full name, age and date of birth of each candidate; the business and residence address and telephone numbers of each candidate; the education background and business/occupational experience of each candidate including a list of positions held for at least the preceding five years; the class and number of shares of the corporation beneficially owned by the candidate; and a signed representation by the candidate that the candidate will timely provide any other information that we reasonably request for the purpose of preparing our disclosures regarding to the solicitation of proxies for the election of directors. If we request, any candidate proposed by a shareholder must complete a director questionnaire that we provide. In addition, if the nominating shareholder intends that the candidate or candidates be included on our universal proxy card under SEC Rule 14a-19, the shareholder must undertake to comply with Rule 14a-19 and the SEC’s other proxy rules and confirm that they have so complied at least 10 days prior to the shareholder meeting, and provide the candidate’s or candidates’ consent(s) to be named in our proxy materials. The name of each candidate for director must be placed in nomination at the annual meeting by a shareholder present in person and the candidate must be present in person at the meeting for the election of directors. Shareholders are advised to carefully review our bylaws, which contain a description of the information required to be submitted, as well as the advance notice and other requirements that apply to nominations by shareholder of candidates for election to the Board.

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Item 6. Executive Compensation

The goal of our executive compensation program is to attract and retain highly skilled and motivated executive officers that will significantly contribute to the Company’s success. The executive officers are expected to grow and manage the Company, and to increase shareholder value while mitigating risk. Thus, the compensation program is designed to provide levels of compensation that reflect the executive’s role in the Company and reward the executive’s performance within the overall performance of the Company. The principal components of our executive compensation program are as follows:

Base Salary. Our base pay generally falls within the established salary range for the executive’s position and we typically pay base salaries in the middle to high end of the salary range. We consider peer salary data and market studies when determining the salary range and believe that base salaries are set at levels that enable us to hire and retain individuals.

Short-Term Incentives. Our annual bonus program is primarily based on the Company meeting or exceeding pre-established annual performance targets, such as return on average assets and asset quality. The Company has entered into a Management Incentive Plan (described below) with certain executive officers that determines their short-term incentives.

Long-Term Incentives. We grant equity awards to certain employees in an effort to attract, retain, and motivate key employees on building long-term profitability and shareholder value by closely aligning the interests of management with those of our shareholders. Awards are granted at the discretion of the CNG Committee. The Company has entered into a Management Incentive Plan (described below) with certain executive officers that determines their long-term incentives.

Other Compensation. Our executives also receive benefits that are generally available to all our employees. We believe our overall compensation package is competitive within the marketplace and consistent with our compensation philosophy.

We have a Management Incentive Plan in place with certain executive officers that is designed to align the interest of management and shareholders. This plan (i) provides a compensation environment that will attract, retain, and motivate key employees of the Company; (ii) aligns corporate goals and strategy to executive compensation strategy; and (iii) recognizes outstanding performers who have contributed significantly to the Company’s success and to the success of such performers’ respective business units. We assess our executive officers’ performance both objectively and subjectively using both financial (e.g., pre-tax, pre-provision revenue and asset quality) and non-financial measures (e.g., strategic objectives and risk management). The CNG Committee of our Board believes that evaluating performance using these metrics aligns the interests of our executive officers with the achievement of sustainable financial performance and results in an increase in shareholder value.

Our CNG Committee performs an annual review of the total compensation of executive officers reporting to the Chief Executive Officer. Through this review, the CNG Committee determines whether the Company adequately compensates our executive officers for both individual and Company results, relative to external compensation benchmarks. The CNG Committee considers the Company’s internal objectives (financial and non-financial), the individual executive’s contribution to Company objectives, and external peer compensation levels in making annual compensation decisions for the Company’s executive officers. The CNG Committee also receives annual assessments prepared by the Chief Executive Officer regarding the performance of executive officers that directly report to him.

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The following table sets forth an overview of the compensation for David Rainer, Executive Chairman & Chief Executive Officer; Thomas Dolan, Executive Vice President and Chief Financial Officer and, during a portion of 2022, our Interim Chief Executive Officer; Richard Hernandez, President; and Anne Williams, Executive Vice President and Chief Credit Officer. Mr. Rainer, Mr. Dolan, Mr. Hernandez, and Ms. Williams are our named executive officers for the year ended December 31, 2022. The compensation of the named executive officers is not necessarily indicative of how we will compensate our named executive officers in the future. Evaluation and changes, as needed, are made to our compensation structure to ensure compensation packages remain competitive and align with our compensation philosophy.

	Annual Compensation				Long Term Compensation
	Fiscal	Salary	Bonus (1)	Other Annual Compensation (2)	Stock Awards (3)	Total
Name	Year	($)	($)	($)	($)	($)
David I. Rainer (4)	2022	$333,333	$407,292	$879,554	$262,500	$1,882,679
	2021	479,167	—	573,293	500,008	1,552,468

Thomas G. Dolan (5)	2022	356,400	192,500	39,576	310,008	898,484
	2021	268,333	170,000	43,045	480,016	961,394

Richard Hernandez	2022	357,875	377,344	67,700	250,005	1,052,924
	2021	311,458	220,000	151,556	175,006	858,020

Anne Williams	2022	327,600	158,620	42,138	173,040	701,398
	2021	318,032	180,000	87,206	120,012	705,250

(1)	Bonus to our named executive officers for services in a particular year are paid no later than in March of the immediately following year.
(2)	Refer to “Other Annual Compensation” table below.
(3)	Long-term compensation – stock awards – represents the aggregate grant date fair value of awards granted during the applicable fiscal year as computed in accordance with FASB ASC Topic 718, and does not include the vesting of previously granted stock options or restricted share units. Restricted share units typically vest ratably over two to five years.
(4)	Mr. Rainer was on unpaid sabbatical leave from April 29, 2022 through September 1, 2022. His other annual compensation was also frozen for the sabbatical period.
(5)	Mr. Dolan also served as our Interim Chief Executive Officer from April 29, 2022 through September 1, 2022 while Mr. Rainer was out on sabbatical.

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		Other Annual Compensation
			Life	Health
	Fiscal	401(k)	Insurance	Insurance	Car
Name	Year	Match	Premium	Premium	Allowance	Other		Total
David I. Rainer	2022	$12,200	$2,690	$21,894	$12,000	$830,770	(1)	$879,554
	2021	11,600	2,690	34,061	17,250	507,692	(1)	573,293

Thomas G. Dolan	2022	12,200	2,772	12,604	12,000	—		39,576
	2021	11,464	2,690	17,391	11,500	—		43,045

Richard Hernandez	2022	12,200	630	39,120	15,750	—		67,700
	2021	11,397	611	53,048	11,500	75,000	(2)	151,556

Anne Williams	2022	12,200	5,334	12,604	12,000	—		42,138
	2021	1,067	2,690	11,949	11,500	60,000	(2)	87,206

(1)	Includes special payment in connection with loss of consulting fees of $831 thousand and $508 thousand in 2022 and 2021.
(2)	Represents compensation paid as part of the executive’s sign-on bonus.

Agreements with Company Officers

We have entered into an Amended and Restated Employment Agreement with our Executive Chairman and Chief Executive Officer, David I. Rainer, and an Employment Agreement with the Bank’s Executive Director, Mr. Di Tomaso. We have entered into change in control severance agreements with our other executive officers, including Mr. Dolan, Mr. Hernandez, and Ms. Williams. We have also entered into Supplemental Executive Retirement Plans with Mr. Dolan and Mr. Hernandez.

Employment Agreement with David I. Rainer

On January 18, 2023, we entered into an Amended and Restated Employment Agreement with Mr. Rainer pursuant to which he serves as Executive Chairman and Chief Executive Officer of the Company and Chief Executive Officer of the Bank. We have also agreed that Mr. Rainer will serve as a director of the Company and the Bank, and that a failure to nominate, appoint or elect him as director of the Company or the Bank or as Executive Chairman will be treated as a termination without cause under his employment agreement. The employment agreement terminates on December 31, 2025 and, unless terminated by either party, automatically renews for successive one year terms until December 31, 2028.

Under the employment agreement, Mr. Rainer is entitled to an annual base salary of $610,000, which is subject to review from time to time by our Board for increase, but not decrease. Mr. Rainer may also receive a discretionary bonus as determined by the Board, which may include his participation in an executive incentive bonus plan adopted by the Board. Mr. Rainer is eligible to receive benefits under any employee benefit plans we make available to senior executives or employees of the Bank generally, including any pension plans, profit sharing plans, 401(k) plan, medical, dental, disability and life insurance plans. We also pay Mr. Rainer a monthly automobile allowance of $1,500. Mr. Rainer has agreed to be bound to our executive compensation clawback policy.

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Mr. Rainer’s employment agreement provides for certain severance benefits upon his involuntary termination without “cause” or if he resigns for “good reason,” in each case as defined in his employment agreement. Following such event of termination or such resignation, Mr. Rainer would be entitled to his accrued salary and benefits and a lump sum severance payment equal to his base salary as in effect on the date of termination. Additionally, the Company will continue to cover Mr. Rainer and his covered dependents under its group healthcare coverage until the earlier of 12 months or the date on which he becomes eligible to receive medical benefits under another group health plan.

If Mr. Rainer is terminated without cause or resigns for good reason after the Company publicly announces an anticipated “change of control” as defined in his employment agreement, that is eventually completed, or during the 12 months subsequent to a “change in control,” then he is entitled to receive, in addition to his accrued benefits, a lump sum payment equal to three times the sum of his base salary in effect as of the date of his termination plus the average of his annual bonuses for the previous three years (including the fair market value of any equity grants included in his annual bonuses). Additionally, the Company will pay Mr. Rainer an amount equal to six months of COBRA health insurance premiums for him and his covered dependents.

Mr. Rainer’s employment agreement includes a Section 280G “best-net cutback” provision that provides in the event any payment or benefit provided under the employment agreement or any other arrangement with our Company or its affiliates constitutes “parachute payments” within the meaning of Section 280G of the Internal Revenue Code, then such payments and/or benefits will either be (i) provided in full or (ii) be reduced to the extent necessary to avoid the excise tax imposed by Section 4999 of the Internal Revenue Code, whichever results in Mr. Rainer receiving a greater amount on an after-tax basis.

The payment of all such severance amounts and benefits is contingent upon Mr. Rainer’s timely execution and non-revocation of a release of all claims in a form provided by the Company.

Change in Control Agreements with Executive Officers

On January 18, 2023, we entered into change in control agreements with our executive officers other than Mr. Rainer. These agreements provide that if the executive is terminated during the 12 months subsequent to a “change in control” of the Company, as defined in the agreements, by the Company without “cause” or by the executive for “good reason,” in each case as defined in the executive’s agreement, the executive will be entitled to receive a lump sum severance payment equal to the sum of the executive’s annual base salary, average annual bonus for the previous three years and the average value of the equity awards granted over the previous three years or, in the case of Mr. Dolan and Mr. Hernandez, two times the sum of those amounts. In addition, the executive would also be entitled to a pro-rated (through the date of termination) portion of his or her bonus for the then-current year, whether payable in cash or property and calculated as if all performance metrics for the maximum bonus were met, and all of the executive’s equity incentive awards will vest, with performance based awards vesting at target. Each change in control agreement includes a Code Section 280G “best-net cutback” provision similar to the provision described Mr. Rainer’s employment agreement immediately above. The payment of all such severance amounts and benefits is contingent upon the executive’s timely execution and non-revocation of a release of all claims. The change of control agreements expire on December 31, 2028, but our obligations to the executives will survive with respect to any change of control that occurs during the term.

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Supplemental Executive Retirement Plans with certain Executive Officers

In July 2021, the Bank entered into supplemental executive retirement agreements (each, a “SERP”) with Mr. Dolan and Mr. Hernandez providing that a specified annual benefit ($50,000 for Mr. Dolan and $75,000 for Mr. Hernandez) is payable for ten years following his normal retirement at age 67. Each SERP is a nonqualified deferred compensation arrangement with benefits vesting 20% annually over five years for Mr. Dolan and 10% annually over ten years for Mr. Hernandez. If the executive voluntarily resigns or is terminated without cause, as defined in his SERP, before age 67, each SERP provides a lump sum early termination benefit in an amount equal to the product of the then-accrued liability balance and the executive’s vesting percentage. Upon the executive’s permanent disability, death or a termination without cause before age 67, each SERP provides the executive or his beneficiaries a lump sum benefit in an amount equal to then-accrued liability balance. If an executive is terminated without “cause” or resigns for “good reason” during the 12 months following a “change in control,” each as defined in his SERP, before age 67, each SERP provides a lump sum benefit in an amount equal to the accrued liability balance calculated as of the executive’s ordinary retirement discounted for present value. As of December 31, 2022, the present values of the vested accrued benefit were $110,300 for Mr. Dolan and $26,066 for Mr. Hernandez. The SERPs constitute unfunded, unsecured promises by the Bank to make payments in the future.

Employment Agreement with Frank Di Tomaso

On April 26, 2021, the Bank entered into an employment agreement with Mr. Di Tomaso. Mr. Di Tomaso’s employment agreement provides that he will serve as the Bank’s Executive Director for annual salary of $200,000 and such benefits as the Bank provides to similarly situated employees. As the Bank’s Executive Director, Mr. Di Tomaso reports to the Bank’s Executive Chairman and is responsible for assisting with the integration of Bank of Santa Clarita’s business, the retention of its customers and employees and such other matters as the Bank may request. While Mr. Di Tomaso’s employment is “at will,” if the Bank terminates his employment without “cause” or Mr. Di Tomaso terminates his employment for “good reason,” as defined in the agreement, prior to April 26, 2023, the Bank will continue to pay Mr. Di Tomaso’s salary and provide him medical benefits through such date.

Southern California Bancorp 2019 Omnibus Equity Compensation Plan

General. The 2019 Omnibus Equity Compensation Plan (the “2019 Plan”) was first adopted by our Board of Directors on November 20, 2019 and approved by our shareholders on April 22, 2020. Our Board subsequently amended the 2019 Plan on October 26, 2020 and June 26, 2021 to increase the number shares of common stock available for awards. The 2019 Plan will terminate on November 19, 2029. The 2019 Plan was designed to ensure the continued availability of equity awards that will assist us in attracting, retaining and rewarding key employees and directors. The 2019 Plan is intended to promote the growth and profitability of the Company by providing our key employees and directors with incentive compensation opportunities in the form of stock options and restricted shares, thereby aligning their interests with those of our shareholders.

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Shares Available for Awards. Up to 3,400,000 shares of common stock, which includes any shares of common stock underlying awards that expire or are otherwise terminated or forfeited at any time after the effective date of the 2019 Plan, will be available for issuance to participants (including individuals who may become participants due to acquisitions) under the 2019 Plan. In addition, there are outstanding stock options to purchase totaled 869,600 shares and outstanding unvested restricted shares totaled 35,625 shares of common stock outstanding under the 2019 Plan that were originally issued by the Bank and which we assumed when we completed the bank holding company reorganization. Shares of common stock delivered to or withheld by the Company pursuant to the exercise of an award or applied to the satisfaction of any tax withholding obligation become available for re-grant under the 2019 Plan. Shares subject to awards issued in substitution or replacement of awards issued by another entity do not count against the 2019 Plan’s share grant limits. The 2019 Plan does not have an evergreen provision.

Administration. The CNG Committee administers the 2019 Plan. Among other powers, the CNG Committee has full and exclusive power to interpret the 2019 Plan, grant awards, and to determine the number of shares of common stock that will be subject to the awards. The CNG Committee may delegate to one or more persons other than members of the CNG Committee certain day-to-day administrative duties with respect to the 2019 Plan.

Eligibility for Participation. All officers, employees, directors and consultants of the Company and its subsidiaries are eligible to participate in the 2019 Plan. Subject to the provisions of the 2019 Plan, the CNG Committee has the authority to select from the eligible individuals to whom awards are granted and to determine the nature and amount of each award.

Types of Awards. The CNG Committee may grant incentive awards in the form of stock options and restricted stock. Each award will be reflected in an agreement between the Company and the recipient and will be subject to the terms of the 2019 Plan, together with any other terms or conditions contained therein that are consistent with the 2019 Plan and that the CNG Committee deems appropriate.

Stock Options. The CNG Committee may grant stock options intended to qualify as incentive stock options, or ISOs, within the meaning of Section 422 of the Internal Revenue Code, and “nonqualified stock options” that are not intended to so qualify as incentive stock options or any combination of ISOs and nonqualified stock options.

The CNG Committee will determine the term of each option and the exercise price per share for options on the date of grant, provided that the exercise price of any option granted under the 2019 Plan can never be less than the fair market value of the underlying shares of common stock on the date of grant. The CNG Committee may impose in an award agreement such restrictions on the shares deliverable upon exercise of a stock option as it deems appropriate, including that such shares will constitute “restricted shares” subject to restrictions on transfer.

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Restricted Stock. An award of restricted stock involves the immediate transfer by the Company to the participant of a specific number of shares of common stock which are subject to a risk of forfeiture and a restriction on transferability. This restriction will lapse following a stated period of time or subject to any stated conditions. The participant does not pay for the restricted stock and has all the rights of a holder of a share of common stock of the Company (except for the restriction on transferability), including the right to vote and receive dividends unless otherwise determined by the CNG Committee and set forth in the award agreement. Except as provided otherwise in an award agreement, if a participant’s employment with the Company or its subsidiaries is terminated for any reason at any time during which any portion of an award of restricted stock remains subject to restrictions, that portion will automatically be forfeited and returned to the Company.

Modification and Substitutions of Awards. Subject to applicable law and the terms of the 2019 Plan, the CNG Committee may: (i) modify, extend and renew awards to modify the terms of an award agreement, provided that no modification, extension or renewal may have the effect of lowering the exercise price of any award except for adjustments related to capitalization and other corporate changes as described above; and/or (ii) accept the surrender of awards granted under the 2019 Plan or under any other equity compensation plan of the Company and replace them with new awards pursuant to the 2019 Plan.

Amendment and Termination. Our Board may, at any time and from time to time and in any respect, terminate, amend or modify the 2019 Plan, including to provide that the 2019 Plan and each award granted under the 2019 Plan complies with applicable law, regulations and stock exchange rules provided that no amendment (other than an adjustment upon a change in capitalization) may adversely affect any outstanding award, without the written consent of the participant holding such outstanding award. Such termination, amendment or modification may be without shareholder approval except to the extent that such approval is required by the Internal Revenue Code, or under any other applicable laws or stock exchange rules.

The CNG Committee may, at any time and in its sole discretion, determine that any outstanding stock options granted under the 2019 Plan, whether or not exercisable, will be canceled and terminated and the holders of such stock options may receive for each share of common stock subject to such stock option award a cash payment (or the delivery of shares of stock, other securities or a combination of cash, stock and securities equivalent to such cash payment) equal to the difference, if any, between the fair market value of our common stock and the stock option’s exercise price per share multiplied by the number of shares of common stock subject to such stock option; provided that if such product is zero or less, the stock option may be canceled without consideration.

Effect of Termination and Change in Control. Unless otherwise provided in an award agreement, if a “terminating event” (as defined in the 2019 Plan) occurs, the 2019 Plan will terminate and all stock options and restricted stock awards will vest in full, with holders of stock options given at least 30 days to elect to exercise, subject to the completion of the terminating event. Under the 2019 Plan, a “terminating event” includes (1) the consummation of a plan of liquidation or dissolution of the Company, (2) a merger or reorganization in which the Company is not the surviving corporation or (3) a sale of all or substantially all of the Company’s assets, unless all outstanding awards that are not exercised or paid at the time of the change in control will be assumed by, or replaced with awards that have comparable terms by, a successor corporation (or a parent or subsidiary of the successor corporation).

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Outstanding Equity Awards

The following table provides information for each of our named executive officers regarding outstanding stock options and restricted share units held by our named executive officers as of December 31, 2022.

			Number of	Number of			Number	Market Value
			Underlying	Underlying	Option		of Shares or	of Shares or
			Unexercised	Unexercised	Exercise	Option	Units of stock	Units of Stock
	Grant		Options-	Options-	Price	Expiration	that Have	that Have
Name	Date		Exercisable	Unexercisable	($)	Date	Not Vested	Not Vested (1)
David I. Rainer	11/5/2020	(2)	—	—	$—	—	211,765	$3,564,005
	11/5/2020	(3)	—	—	—	—	141,176	$2,375,992
	3/29/2022	(4)	—	—	—	—	32,363	$544,669

Thomas G. Dolan	10/26/2020	(2)	—	—	—	—	42,353	$712,801
	10/26/2020	(5)	—	—	—	—	28,235	$475,195
	8/25/2021	(2)	—	—	—	—	21,053	$354,322
	3/4/2022	(6)	—	—	—	—	11,689	$196,726
	5/5/2022	(7)	—	—	—	—	6,730	$113,266

Richard Hernandez	11/2/2020	(8)	—	—	—	—	33,708	$567,306
	3/4/2022	(9)	—	—	—	—	11,364	$191,256
	5/5/2022	(10)	—	—	—	—	16,824	$283,148

Anne Williams	3/4/2022	(11)	—	—	—	—	7,793	$131,156

(1)	Based on the closing price of the Company’s common stock of $16.83 on December 31, 2022.
(2)	Represents a performance-based award vesting on December 31, 2023, subject to confirmation that the Company achieved specified performance conditions not later than such date. The performance conditions included return on average assets of 0.9%; record growth in net deposits not less than $1.0 billion from the Bank’s deposit balance as of September 30, 2020; achievement and maintenance of a ratio of classified loans to tier 1 capital plus our allowance for loan and lease losses of less than 25%; and the absence of any formal regulatory enforcement orders. On March 1, 2023, the Board confirmed that all performance conditions have been satisfied and accelerated vesting in full.
(3)	Represents restricted stock granted pursuant to Mr. Rainer’s employment agreement, which will vest in equal installments over a two-year period beginning on December 1, 2024.
(4)	Represents restricted stock that will vest in equal installments over a two-year period beginning on March 29, 2023.
(5)	Represents restricted stock that will vest in equal installments over a two-year period beginning on December 1, 2024.
(6)	Represents restricted stock that will vest in equal installments over a two-year period beginning on March 4, 2023.
(7)	Represents restricted stock that will vest in equal installments over a two-year period beginning on May 5, 2023.
(8)	Represents restricted stock that will vest in equal installments over a five-year period beginning on December 1, 2021.
(9)	Represents restricted stock that will vest in equal installments over a three-year period beginning on March 4, 2023.
(10)	Represents restricted stock that will vest in equal annual installments over a five-year period beginning on May 5, 2023.
(11)	Represents restricted stock that will vest in two equal installments on March 4, 2023 and November 2, 2023.

Director Compensation

The CNG Committee evaluates director compensation and recommends to the Board compensation for non-employee directors and the Board approves the director compensation for each fiscal year. The Company reimburses its directors for reasonable travel, food, accommodation and other business-related expenses incurred in relation to their service on the Board and committees.

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Each of the directors of the Company also serves as a director on the Bank’s Board of Directors. During 2022, we paid our non-employee directors a monthly cash fee of $3,000. The Lead Director received an additional monthly cash fee of $2,000, and the Chair of a Board Committee or a Committee of the Board of Directors of the Bank received a Chair Fee of $2,000 per month. In addition to cash compensation, each of the non-employee directors was granted a number of restricted shares having a fair market value equal to the aggregate of the monthly cash fee with a one-year vesting term. Bank-owned life insurance (“BOLI”) represents the taxable fringe benefit of purchased BOLI by the Bank with the directors as the insured party, whereby the benefit to each director is 100% of the death benefit in excess of the investment in BOLI. Group-term life insurance represents the taxable fringe benefit associated with $250,000 term life insurance for each director at December 31, 2022.

The following table sets forth the compensation to each of our directors for services during 2022 other than Mr. Rainer, our Chief Executive Officer, who received no additional compensation for his service as a director.

	Fees Earned		All
	or Paid in	Stock	Other
Name	Cash	Awards (1)	Compensation (6)	Total
Frank D. Di Tomaso (2)	$—	$—	$319,058	$319,058
John Farkash	36,000	36,012	7,567	79,579
Irwin Golds (3)	194,000	76,023	3,711	273,734
Lester Machado	40,000	36,012	4,252	80,264
Jan Lynn Owen (4)	50,000	27,009	4,120	81,129
Kaveh Varjavand	60,000	36,012	1,032	97,044
David Volk (5)	36,000	36,012	809	72,821
Anita Wolman	60,000	36,012	4,944	100,956

(1)	Restricted shares were granted to non-employee directors for their service provided during 2022. The dollar value of restricted stock units represents the aggregate grant date fair value of awards granted during the applicable fiscal year as computed in accordance with FASB ASC Topic 718, disregarding for this purpose the estimate of forfeitures related to service-based vesting conditions.
(2)	Represents amounts paid to Mr. Di Tomaso pursuant to his employment agreement with the Bank. See “Item 6. Executive Compensation
– Agreements with Executive Officers.” In addition, Mr. Di Tomaso will be paid a cash bonus of $80 thousand for his service provided during 2022. Such cash bonus will be paid in March of 2023.
(3)	Mr. Golds received additional fees and restricted shares when was appointed as an interim Chairman from April through September of 2022.
(4)	Ms. Owen, who served as a Director and Chair of the CNG Committee until her resignation from our Board effective October 18, 2022.
(5)	Mr. Volk’s Board fees are paid directly to Castle Creek Advisors IV LLC. Mr. Volk’s restricted shares were issued to Castle Creek Advisors IV LLC at vesting.
(6)	Other compensation includes the taxable fringe benefit of purchased BOLI by the Bank with directors as the insured party and group-term life insurance premiums.

The following table presents: (a) the number of stock awards granted to each non-employee director during 2022 (all of which were in the form of restricted stock units(“RSUs”), the grant date fair values of which are reflected in the table above; (b) the aggregate number of outstanding unvested RSUs held by each non-employee director as of December 31, 2022; and (c) the aggregate number of outstanding options (both vested and unvested) held by each non-employee director at December 31, 2022. The RSUs granted to the non-employee directors during 2022 will vest in full on May 12, 2023.

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	Stock Awards in the 2022 Summary Table of Director Compensation Above	Aggregate Awards Outstanding as of December 31, 2022 Aggregate Number of
Name	Number of Stock Awards (a)	Unvested RSUs Outstanding (b)	Options Outstanding (c)
Frank D. Di Tomaso	—	—	—
John Farkash (1)	2,404	601	47,500
Irwin Golds (2)	5,045	1,482	35,000
Lester Machado (3)	2,404	601	15,500
Jan Lynn Owen (4)	1,803	—	—
Kaveh Varjavand	2,404	601	—
David Volk (5)	2,404	601	17,500
Anita Wolman	2,404	601	—

(1)	Options outstanding included unvested stock options totaled 6,000 shares, of which 3,0000 shares will be vested on February 20, 2023 and 2024.
(2)	Options outstanding included unvested stock options totaled 3,000 shares, of which 1,5000 shares will be vested on February 20, 2023 and 2024.
(3)	Options outstanding included unvested stock options totaled 3,000 shares, of which 3,0000 shares will be vested on February 20, 2023 and 2024.
(4)	Ms. Owen, who served as a Director and Chair of the CNG Committee until her resignation from our Board effective October 18, 2022.
(5)	Options outstanding included unvested stock options totaled 3,000 shares, of which 3,0000 shares will be vested on February 20, 2023 and 2024.

Compensation Committee Interlocks and Insider Participation

In 2022, the CNG Committee was comprised entirely of five independent directors: Mr. Machado (its Chairman), Mr. Golds, Mr. Varjavand, Mr. Volk, and Ms. Wolman. No member of the CNG Committee is a current, or during 2022 was a former, executive officer or employee of the Company or any of its subsidiaries. During 2022, no member of the CNG Committee had a relationship that must be described under the SEC rules relating to disclosure of related person transactions. In 2022, none of our executive officers served on the board of directors or compensation committee of any entity that had one or more of its executive officers serving on our Board or its CNG Committee.

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Item 7. Certain Relationships And Related Transactions, and Director Independence

Policies and Procedures for Approval of Related Person Transactions

Our Board of Directors has adopted a written Related Party Transactions Policy. The policy describes the procedures used to identify, review, approve and disclose, if necessary, any transaction occurring since the beginning of our last fiscal year, or any currently proposed transaction, involving the Company where the amount involved exceeds $120,000 and in which any of the following persons had or will have a direct or indirect material interest: (i) a director or director nominee; (ii) an executive officer; (iii) a person known by the Company to be the beneficial owner of more than 5% of the Company’s common stock; or (iv) a person known by the Company to be an immediate family member of any of the foregoing. Each such transaction is referred to as a “Related Party Transaction.”

The Company does not allow for loans to be made to its employee base; therefore no officers of the Company have loans with us. Loans made to directors and their related parties must comply with Regulation O of the Federal Reserve.

Under the policy, each of our directors and executive officers is required to inform the General Counsel of any potential Related Party Transaction. In addition, on an annual basis, each director and executive officer completes a questionnaire designed to elicit information about any potential Related Party Transactions. Once a transaction has been identified and is determined to constitute a Related Party Transaction, the CNG Committee will be provided with a summary of material facts of the transaction. The CNG Committee will then review the transaction and determine whether it should be permitted or prohibited. In making its determination, the CNG Committee will consider all relevant factors, including but not limited to (i) whether the terms of the Related Party Transaction are fair to the Company and on the same basis as would apply if the transaction did not involve a related party, (ii) whether there are business reasons for us to enter into the Related Party Transaction, (iii) whether the Related Party Transaction would impair the independence of an outside director, and (iii) whether the Related Party Transaction would present an improper conflict of interest for any director or executive officer. A committee member having an interest in a Related Party Transaction will not participate in any discussion, approval or ratification of the transaction.

Certain Transactions with Related Persons

Banking Transactions

Some of our officers and directors and the business organizations with which they are associated, have been customers of, and have engaged in banking transactions with, the Bank in the ordinary course of business, and we expect that they will continue to engage in such banking transactions in the future. All of the banking transactions described in this paragraph are made in the ordinary course of business, on substantially the same terms, including interest rates and collateral (where applicable), as those prevailing at the time for comparable transactions with persons not related to us, and do not involve more than normal risk of collectability or present other features unfavorable to us. As of the date of this registration statement, no related party loans were categorized as nonaccrual, past due, restructured or potential problem loans. Further, the Bank is restricted as to the extent and amount of loans it can make to our officers and directors. All of the banking transactions described in this paragraph have complied with said restrictions.

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Lease Relationship

The Bank leases a branch office located in Ramona, California from an entity of which one of our directors, John Farkash, is a majority beneficial owner. The Bank first entered into this lease in 2000 and, as amended, the lease covers approximately 1,476 usable square feet. Total lease expense for each of 2022 and 2021 was $43 thousand and $40 thousand and future minimum lease payments under the lease were $193 thousand as of December 31, 2022.

Certain Investor Rights

In connection with a capital offering in 2016, we entered into a Securities Purchase Agreement and letter agreement with Castle Creek Capital Partners VI LP (“Castle Creek”) in which we agreed to provide Castle Creek certain investor rights. When Castle Creek made additional purchases of our common stock in 2018 and 2019, we entered into new side letters with Castle Creek confirming that its investor rights would apply to all of the shares it purchased. Under these agreements, for so long as Castle Creek and its affiliates own at least 5.0% of our outstanding common stock and not less than 891,284 shares, we must nominate for election, recommend that our shareholders elect, and use our reasonable best efforts to take all action required to elect, a representative of Castle Creek to our Board at our annual meeting each year. If Castle Creek’s representative ceases to be director, Castle Creek is permitted to designate a replacement. We also agreed to provide Castle Creek and its permitted transferees “piggyback” registration rights with respect to registration statements we may file, subject to certain exceptions, and to permit them to sell their shares in any underwritten offering we may pursue to the extent the inclusion of their shares would not, in the opinion of the underwriters, adversely affect the marketability of the offering. We will bear certain expenses incurred in connection with the filing of any such registration statements.

Certain Investments

The Company invested in Castle Creek Launchpad Fund I (“Launchpad”) in 2022. Launchpad is a financial technology venture capital fund on which our director, Mr. Volk, serves on the investment committee. The Company’s total commitment is $2.0 million, and the Company contributed an aggregate of $315 thousand during the year ended December 31, 2022.

Director Independence

Our Board annually evaluates the independence of its members based on Item 407(a) of Regulation S-K and NASDAQ Rule 5605(a)(2). In addition, our Board annually evaluates the independence of its ARC Committee and CNG Committee members based on the Nasdaq Rules 5605(c)(2) and (d)(2), respectively. Our corporate governance policy requires that a majority of the Board be composed of directors who meet the requirements for independence established by these standards. Our Board has concluded that the Company has a majority of independent directors and that our Board meets the standards of Nasdaq Rules 5605(a)(2). Our Board has also concluded that the members of the ARC Committee meet the standards of the Nasdaq Rule 5605(c)(2) and that the members of the CNG Committee meet the standards of the Nasdaq Rule 5605(d)(2).

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Our Board has determined that each of our directors, other than Mr. Rainer, Mr. Di Tomaso and Ms. Williams, are independent, taking into account the matters discussed above. Mr. Rainer, the Company’s Chief Executive Officer, is not independent because he is an executive officer of the Company and the Bank. Mr. Di Tomaso, the Company’s Executive Director, is not independent because he is an officer of the Company and the Bank. Ms. Williams, the Executive Vice President, Chief Credit Officer of the Bank, is not independent because she is an executive officer of the Bank.

Item 8. Legal Proceedings

The Company and its subsidiaries are parties to various claims and lawsuits arising in the course of their normal business activities. Although the ultimate outcome of these suits cannot be ascertained at this time, it is the opinion of management that none of these matters, even if it resolved adversely to the Company, will have a material adverse effect on the Company’s consolidated financial position.

Item 9. Market Price of And Dividends on The Registrant’s Common Equity And Related Stockholder Matters

Market Information; Holders of Record

Our common stock is quoted on the OTC Pink Open Market under the symbol “BCAL”. Upon effectiveness of this registration statement, we expect our common stock will be traded on NASDAQ.

As of February 27, 2023, the last reported trade of the Company’s common stock on the OTC Pink Open Market was quoted at $16.95 per share. As of such date, there were 17,955,585 shares of common stock issued and outstanding and approximately 370 holders of record.

Dividends

Our shareholders are entitled to receive dividends only if, when and as declared by our Board of Directors and out of funds legally available. We have paid no cash dividends to common shareholders since our inception and we have no present intent to commence the payment of dividends in the foreseeable future. We anticipate that all of our future earnings will be retained to support our operations and finance the growth and development of our business. Whether or not dividends, either cash or stock, will be paid in the future will be determined by our Board of Directors in its sole discretion, subject to the satisfaction of any regulatory requirements. Our profitability and regulatory capital ratios, in addition to other financial conditions, will be key factors in determining the payment of dividends.

As a California corporation, we are subject to certain restrictions on dividends under the California General Corporation Law. We are also subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. See “Item 1. Business—Supervision and Regulation—Regulation of the Company” and “Item 1. Business—Supervision and Regulation—Regulation of the Bank”

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Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information concerning securities authorized for issuance under equity compensation plans, the weighted average price of such securities and the number of securities remaining available for future issuance, as of December 31, 2022.

Equity Compensation Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options and Awards	Weighted-Average Exercise Price of Outstanding Options and Awards	Number of Securities to Remaining and Available for Future Issuance
Plans approved by shareholders			1,406,407
Stock Options	326,868	$9.53
Restricted Shares	959,337	$—
	1,286,205	$2.42	1,406,407
Plans not approved by shareholders	—	$—	—
Total	1,286,205	$2.42	1,406,407

Item 10. Recent Sales of Unregistered Securities

Issues of Securities as Equity Incentive Plan Awards

We issue from time to time restricted stock units and stock options to our directors, officers and employees under our equity plans. Copies of our equity plans are attached to this registration statement as exhibits. Since we completed the holding company reorganization on May 15, 2020, we have issued 1,910,426 shares of restricted share units to our employees, executives and directors, and we did not issue any stock options. After May 15, 2020, we have issued an aggregate of 490,200 shares of our common stock upon exercise of outstanding stock options with a weighted average exercise price of $7.70, and 773,903 shares of our common stock upon vesting of outstanding restricted stock units with a weighted average grant date fair value of $9.32. The issuances of these securities were exempt from the registration requirements of the Securities Act pursuant to Rule 701. We also issued stock options and restricted stock units in connection with the bank holding company reorganization described below.

Issuance of Securities in Bank Holding Company Reorganization

In connection with the bank holding company reorganization that we completed on May 15, 2020, we issued 9,424,565 shares of our common stock to the Bank’s shareholders in exchange for all of their shares of common stock of the Bank on a one-for-one basis. Additionally, we assumed stock options to purchase totaled 869,600 shares of common stock of the Bank with a weighted exercise price of $9.16, and restricted stock units of the Bank totaled 35,625 shares with a weighted grant price of $12.96, on a one-for-one basis. These shares, stock options and restricted stock units were not registered under the Securities Act, and were offered and sold in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended, and the public fairness hearing process afforded by Section 25142 of the California Corporations Code.

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Issuance of Securities in Acquisition of Bank of Santa Clarita

On October 1, 2021, we issued 4,102,254 shares of our common stock to the former shareholders of Bank of Santa Clarita (“BSCA”) in connection with our acquisition of BSCA. The shares were valued at approximately $64.6 million in the aggregate at issuance. Additionally, we assumed unexercised BSCA stock options totaled 90,731 shares with a total fair value of $832 thousand on a one-for-one basis. These shares and stock options were not registered under the Securities Act, and were offered and sold in reliance upon the exemption from registration provided by Section 3(a)(10) of the Securities Act of 1933, as amended, and the public fairness hearing process afforded by Section 25142 of the California Corporations Code.

Item 11. Description of Registrant’s Securities to Be Registered

The following is a summary description of the material terms of our common stock and the related portions of our articles of incorporation (the “Articles of Incorporation”), our bylaws (the “Bylaws”) and applicable California law. The description is not complete and is qualified by reference to our Articles of Incorporation and Bylaws, copies of which will are filed with the SEC as exhibits to this registration statement, and applicable California law.

Our authorized capital stock consists of 100,000,000 shares, of which 50,000,000 shares are serial preferred stock without par value and 50,000,000 shares are common stock without par value. As of December 31, 2022, we had 17,940,283 shares of common stock issued and outstanding and no shares of preferred stock issued and outstanding. All shares of our common stock outstanding at that date were fully paid, validly issued and nonassessable.

Our common stock is quoted on the OTC Pink Open Market under the trading symbol “BCAL.”

Common Stock

Each share of common stock has the same rights, privileges and preferences as every other share of common stock, and there are no preemptive, conversion, redemption rights or sinking fund provisions applicable to our common stock. The designations and powers, preferences and rights and the qualifications, limitations or restrictions of the common stock are described below.

Dividend Rights. Subject to the rights of any preferred stock we may use in the future, each share of common stock will participate equally in dividends, which are payable when and as declared by our Board of Directors. Our common stock ranks junior with respect to dividend rights of any other securities or indebtedness of the Company.

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Liquidation and Dissolution. Our common stock ranks junior to all other securities and indebtedness of the Company with respect to rights upon liquidation, dissolution or winding up of the Company. Upon any voluntary or involuntary liquidation, dissolution or winding up of the Company, the holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

Voting Rights. Each holder of common stock is entitled to one vote per share on any issue requiring a vote, except in the election of directors. Shareholders may cumulate votes in the election of directors. Under cumulative voting, as to any candidates whose names are placed in nomination prior to voting, a shareholder has the right to vote the number of shares owned for as many persons as there are directors to be elected, or to cumulate such votes and give one candidate as many votes as the number of directors multiplied by the number of shares owned equals, or to distribute such number of votes on the same principle among as many candidates as the shareholder deems appropriate. However, cumulative voting will be dispensed with unless a shareholder gives notice at the shareholders’ meeting of the intention to cumulate votes. If any shareholder gives notice of an intention to cumulate votes, then all shareholders may cumulate their votes for candidates in nomination.

Absence of Preemptive Rights. Our common stock does not have preemptive rights or other rights to subscribe for additional shares.

Stock Exchange Listing Application. We have applied and received approval to list our common stock on the Nasdaq Capital Market under the trading symbol “BCAL.”

Preferred Stock

Upon authorization of our Board, we may issue shares of one or more series of our preferred stock from time to time, which may be senior in right to our common stock with respect to dividends and distributions on liquidation. Our Board may, without any action by holders of common stock (subject to Nasdaq shareholder approval rules), fix the designations, voting powers, preferences, participation, redemption, sinking fund, conversion, dividend and other relative rights, qualifications, limitations and restrictions of any such series of preferred stock.

Anti-Takeover Considerations and Special Provisions of Our Articles of Incorporation, Bylaws and California Law

California law and certain provisions of our Articles of Incorporation and Bylaws could have the effect of delaying or deferring the removal of incumbent directors or delaying, deferring or discouraging another party from acquiring control of us, even if such removal or acquisition would be viewed by our shareholders to be in their best interests. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our Board. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

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Authorized but Unissued Capital Stock. At December 31, 2022, we had 30,773,512 shares of authorized but unissued shares of common stock, including 1,286,205 shares of common stock reserved for issuance upon the exercise of outstanding stock options, and other stock awards. We also have 50,000,000 shares of authorized but unissued shares of preferred stock, and our Board may authorize the issuance of one or more series of preferred stock without shareholder approval, the terms of which might:

●	Adversely affect voting or other rights evidenced by, or amounts otherwise payable with respect to, the common stock or other series of preferred stock;
●	Discourage an unsolicited proposal to acquire us; or
●	Facilitate a particular business combination involving us.

Any of these actions could have an anti-takeover effect and discourage a transaction that some or a majority of our shareholders might believe to be in their best interests or in which our shareholders might receive a premium for their stock over our then market price.

Limitation on Right to Call a Special Meeting of Shareholders. Our Bylaws provide that special meetings of shareholders may only be called by our Chairman of the Board, our President, the Board of Directors or by a holder or holders of not less than 10% of our outstanding shares of capital stock entitled to vote for the purpose or purposes for which the meeting is being called.

Advance Notice Provisions. Our Bylaws require that any business to be proposed by a shareholder at an annual meeting and any shareholder nominations for director must be made in accordance with the provisions of our Bylaws, which generally require, among other things, that a shareholder notify us in writing of their intent to make proposal or nominate a candidate for election as a director not less than 90 days nor more than 120 days prior to the shareholder meeting. The notice must include the information specified in our Bylaws and the proposing or nominating shareholder and any nominee(s) are required to follow the procedures set forth in our Bylaws. See “Item 5. Directors and Executive Officers - Selection and Nomination of Candidates for Election to the Board of Directors.”

Filling of Board Vacancies; Removals. Any vacancies in our Board and any directorships resulting from any increase in the number of directors may be filled by a majority of the remaining directors, or if the number of directors then in office is less than a quorum, by (i) unanimous written consent of the directors then in office, (ii) the affirmative vote of a majority of the directors then in office at a meeting held pursuant to notice or waivers of notice, or (iii) a sole remaining director. However, a vacancy created by the removal of a director by the vote or written consent of the shareholders or by court order may be filled only by the affirmative vote of a majority of the shares represented and voting at a duly held meeting at which a quorum is present, or by the unanimous written consent of all shares entitled to vote thereon.

New or Amendment of the Bylaws. New bylaws may be adopted or the Bylaws may be amended or repealed by the vote or written consent of holders of a majority of the outstanding shares entitled to vote. Our Bylaws also provide that except for changing the authorized number of directors or providing for the approval by the Board, acting alone, of a loan or guarantee to any officer or an employee benefit plan providing for the same, our Bylaws may be altered, amended or repealed by our Board without prior notice to or approval by our shareholders. Accordingly, our Board could take action to amend our Bylaws in a manner that could have the effect of delaying, deferring or discouraging another party from acquiring control of us.

118

Voting Provisions. Our Articles of Incorporation do not provide for certain heightened voting thresholds needed to consummate a change in control transaction, such as a merger, the sale of substantially all of our assets or other similar transaction. Accordingly, under the California General Corporations Law (the “CGCL”), a reorganization requiring shareholder approval or a sale of all or substantially all of our assets would require the affirmative approval of the holders of shares of our capital stock having at least a majority of the voting power of all outstanding capital stock entitled to vote thereon.

Elimination of Liability and Indemnification. Our Articles of Incorporation provide that a director or officer of the Company will not incur any personal liability to us or our shareholders for monetary damages for certain breaches of fiduciary duty owed to us. A director or officer’s liability, however, is not eliminated with respect to (i) any breach of the duty of loyalty, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) paying a dividend or approving a stock repurchase which is illegal under certain provisions of state law, or (iv) any transaction from which the director derived an improper personal benefit. Our Articles of Incorporation allow and Bylaws require, the indemnification of our directors, officers and agents to the extent permitted by law. We have obtained director and officer liability insurance covering all of our officers and directors. See “Item 12 – Indemnification of Directors and Officers.”

California and Federal Banking Law. Section 1203 of the CGCL includes provisions that may have the effect of deterring hostile takeovers or delaying or preventing control or management of the Company. If an “interested party” makes an offer to purchase the shares of some or all of our shareholders, we must obtain an affirmative opinion in writing as to the fairness of the offering price prior to completing the transaction. California law considers a person to be an “interested party” if the person directly or indirectly controls our Company, if the person is directly or indirectly controlled by one of our officers or directors, or if the person is an entity in which one of our officers or directors holds a material financial interest. If after receiving an offer from such an “interested party” we receive a subsequent offer from a neutral third party, then we must notify our shareholders of this offer and afford each of them the opportunity to withdraw their consent to the “interested party” offer.

Under the California Financial Code, no person may directly or indirectly, acquire control of a California state bank or its holding company unless the Commissioner of Financial Protection and Innovation has approved such acquisition of control. A person would be deemed to have acquired control of the Company if such person, directly or indirectly, has the power (i) to vote 25% or more of the voting power of the Company or (ii) to direct or cause the direction of the management and policies of the Company. For purposes of this law, a person who directly or indirectly owns or controls 10% or more of our outstanding common stock is presumed to control the Company.

The Bank Holding Company Act of 1956, as amended, generally would prohibit any company that is engaged in operations other than financial activities and activities that are permissible for a bank holding company or a financial holding company from acquiring control of the Company. “Control” is generally defined as ownership of 25% or more of any class of voting stock of a company or other having a controlling influence. In addition, any existing bank holding company would need the prior approval of the Federal Reserve before acquiring 5% or more of our voting stock. The Change in Bank Control Act of 1978, as amended, prohibits a person or group of persons from acquiring control of a bank holding company unless the Federal Reserve has been notified and has not objected to the transaction. In certain circumstances, control is rebuttably presumed to exist if a person or company acquires 10% or more, but less than 25%, of any class of voting securities of the Company.

119

The foregoing provisions of California and federal law could make it more difficult for a third party to acquire a majority of our outstanding voting stock, by discouraging a hostile bid, or delaying, preventing or deterring a merger, acquisition or tender offer in which our shareholders could receive a premium for their shares, or effect a proxy contest for control of our Company or other changes in our management.

Transfer Agent

The transfer agent and registrar for our common stock is Computershare, located at P.O. Box 43078, Providence, RI 02940-3078. Computershare’s phone number is (800) 962-4284.

Item 12. Indemnification of Directors and Officers

As a California corporation, the Company’s authority to indemnify directors and officers is subject to the CGCL. Under Section 317 of the CGCL, a California corporation has the authority to indemnify any person, including a director or officer, who was or is a party, or is threatened to be made a party to any proceeding by reason, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he or she is or was an agent of the corporation, against expenses (including attorneys’ fees), judgments, fines, settlements and other amounts actually and reasonably incurred in connection with the proceeding if that person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and, in the case of a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful. In cases of derivative suits or claims, the CGCL provides that a corporation may indemnify such a person against expenses incurred in such a proceeding, provided such person acted in good faith and in a manner he or she reasonably believed to be in the best interests of the corporation and its shareholders, provided further that indemnification is not available in derivative actions (1) for amounts paid or expenses incurred in connection with a matter that is settled or otherwise disposed of without court approval or (2) with respect to matters for which the agent has been adjudged to be liable to the corporation unless the court determines that such person is entitled to indemnification.

Section 317 of the CGCL also provides that to the extent an agent of a corporation has been successful on the merits in defense of any proceeding referred to above or in defense of any claim, issue, or matter therein, the agent will be indemnified against expenses actually and reasonably incurred by the agent in connection therewith. Otherwise, any indemnification under Section 317 will be made by the corporation only if authorized in the specific case, upon a determination that indemnification of the agent is proper in the circumstances because the agent has met the applicable standard of conduct set forth above, by any of the following: (1) a majority vote of a quorum consisting of directors who are not parties to such proceeding, (2) if such a quorum of directors is not obtainable, by independent legal counsel in a written opinion, (3) approval of the shareholders of the corporation, with the shares owned by the person to be indemnified not being entitled to vote thereon, or (4) the court in which the proceeding is or was pending upon application made by the corporation or the agent or the attorney or other person rendering services in connection with the defense, whether or not the application by the agent, attorney or other person is opposed by the corporation.

Our Articles of Incorporation authorize us to, and our Bylaws provide that we must, indemnify our directors and officers to the fullest extent authorized by the CGCL and may also pay expenses incurred in defending a proceeding in advance of its final disposition subject to the delivery of an undertaking, by or on behalf of the director or officer, to repay all amounts so advanced if it should be determined ultimately that he or she is not entitled to indemnification.

We have entered into indemnification agreements with our directors and executive officers. These agreements require us to, among other things, (i) indemnify the directors and officers against certain liabilities that may arise by reason of their status or service as directors or officers, subject to certain exceptions and limitations and (ii) advance the expenses such directors or executive officers may incur as a result of or in connection with the defense of any proceeding brought against them as to which they could be indemnified, subject to an undertaking by the indemnified party to repay such advances if it is ultimately determined that he or she is not entitled to indemnification. The form of this indemnification agreement is filed as an exhibit to this registration statement.

We have insurance policies covering our officers and directors with respect to certain liabilities, including liabilities arising under the Securities Act and otherwise.

120

Item 13. Financial Statements and Supplementary Data

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON THE CONSOLIDATED FINANCIAL STATEMENTS (Eide Bailly LLP, Laguna Hills, California - Auditor Firm ID: 286)	122

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Balance Sheets	124
Consolidated Statements of Income	125
Consolidated Statements of Comprehensive Income	126
Consolidated Statements of Changes in Shareholders’ Equity	127
Consolidated Statements of Cash Flows	128
Notes to Consolidated Financial Statements	129

121

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Southern California Bancorp and Subsidiary

San Diego, California

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Southern California Bancorp and Subsidiary (the “Company”) as of December 31, 2022 and 2021, the related consolidated statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relate to accounts or disclosures that are material to the financial statements and (2) involved especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

122

Allowance for Loan Losses

As discussed in Note 4 to the Company’s consolidated financial statements, the Company has a gross loan portfolio of $1.9 billion and related allowance for loan losses of $17.1 million as of December 31, 2022. The Company’s allowance for loan losses is a material and complex estimate requiring significant management judgment in the evaluation of the credit quality and the estimation of inherent losses within the loan portfolio. The allowance for loan losses includes a general reserve which is determined based on the results of a quantitative and a qualitative analysis of all loans not measured for impairment at the reporting date.

The Company’s general reserves cover non-impaired loans and are based on historical loss rates for each portfolio. In calculating the allowance for loan losses, the Company considers relevant credit quality indicators for each loan segment, stratifies loans by risk rating, and estimates losses for each loan type based upon their nature and risk profile. This process requires significant management judgment in the review of the loan portfolio and assignment of risk ratings based upon the characteristics of loans. In addition, estimation of losses inherent within the portfolio requires significant management judgment, particularly where the Company has not incurred sufficient historical losses and has utilized industry data in forming its estimate.

Auditing these complex judgments and assumptions involves especially challenging auditor judgment due to the nature and extent of audit evidence and effort required to address these matters, including the extent of specialized skill or knowledge needed.

The primary procedures we performed to address this critical audit matter included:

●	Gaining an understanding of the design, implementation and operating effectiveness of controls relating to management’s timely identification of problem loans, appropriate application of loan rating policy, consistency of application of accounting policies and appropriateness of assumptions used in the allowance for loan losses calculation.

●	Evaluating the reasonableness of assumptions and sources of data used by management in forming historical loss factors by performing a retrospective review of loan loss experience and analyzing the historical data used in developing the assumptions.

●	Evaluating the appropriateness of inputs and factors that the Company used in forming the qualitative loss factors and assessing whether such inputs and factors were relevant, reliable, and reasonable for the purpose used. We also evaluated the period-to-period consistency with which qualitative loss factors are determined and applied.

●	Testing the mathematical accuracy and computation of the allowance for loan losses.

/s/ Eide Bailly LLP

We have served as the Company’s auditor since 2019. Vavrinek, Trine, Day & Co., LLP, who joined Eide Bailly LLP in 2019, had served as the Company’s auditor since 2007.

Laguna Hills, California

March 1, 2023

123

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2022 and 2021

(dollars in thousands, except share data)

	December 31
	2022	2021
ASSETS
Cash and due from banks	$60,295	$22,435
Federal funds and interest-bearing balances	26,465	557,571
Total cash and cash equivalents	86,760	580,006
Debt securities available for sale	112,580	55,567
Debt securities held to maturity (fair value of $47,906 at December 31, 2022)	53,946	—
Loans held for sale	9,027	—
Loans held for investment	1,897,773	1,504,748
Allowance for loan losses	(17,099)	(11,657)
Loans held for investment, net	1,880,674	1,493,091

Restricted stock, at cost	14,543	12,493
Premises and equipment	14,334	19,639
Right-of-use asset	8,607	8,069
Goodwill	37,803	36,784
Core deposit intangible, net	1,584	2,022
Bank owned life insurance	37,972	37,849
Deferred taxes, net	10,699	5,069
Accrued interest and other assets	15,398	9,277
Total assets	$2,283,927	$2,259,866
LIABILITIES
Noninterest-bearing demand	$923,899	$986,935
Interest-bearing NOW accounts	209,625	193,525
Money market and savings accounts	668,602	690,348
Time deposits	129,779	102,290
Total deposits	1,931,905	1,973,098
Borrowings	67,770	20,409
Operating lease liability	11,055	9,002
Accrued interest and other liabilities	12,842	10,829
Total liabilities	2,023,572	2,013,338

Commitments and contingencies (Notes 6 and 13)

SHAREHOLDERS’ EQUITY
Preferred stock - 50,000,000 shares authorized, no par value; no shares issued and outstanding at December 31, 2022 and 2021	—	—
Common stock - 50,000,000 shares authorized, no par value; issued and outstanding 17,940,283 and 17,707,737 at December 31, 2022 and 2021	218,280	214,163
Retained earnings	48,516	32,403
Accumulated other comprehensive loss - net of taxes	(6,441)	(38)
Total shareholders’ equity	260,355	246,528
Total liabilities and shareholders’ equity	$2,283,927	$2,259,866

The accompanying notes are an integral part of these consolidated financial statements.

124

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2022 and 2021

(dollars in thousands, except per share data)

	Year Ended December 31,
	2022	2021
INTEREST AND DIVIDEND INCOME
Interest and fees on loans	$86,366	$66,213
Interest on debt securities	2,013	414
Interest on tax-exempted debt securities	1,372	41
Interest on deposits at other financial institutions	2,897	470
Interest and dividends on other interest-earning assets	927	635
Total interest and dividend income	93,575	67,773
INTEREST EXPENSE
Interest on NOW, money market and savings accounts	3,793	1,320
Interest on time deposits	797	734
Interest on borrowings	1,199	1,308
Total interest expense	5,789	3,362
Net interest income	87,786	64,411
Provision for loan losses	5,450	1,200
Net interest income after provision for loan losses	82,336	63,211
NONINTEREST INCOME
Service charges and fees on deposit accounts	1,014	826
Interchange and ATM income	782	775
Gain on sale of loans	1,349	920
Income from bank owned life insurance	1,490	786
Servicing and related income on loans, net	192	116
(Loss) gain on sale of available-for-sale debt securities	(994)	46
Loss on sale and disposal of fixed assets	(768)	(4)
Gain on branch sale	—	726
Other charges and fees	610	323
Total noninterest income	3,675	4,514
NONINTEREST EXPENSE
Salaries and employee benefits	37,069	34,883
Occupancy and equipment	6,210	5,522
Data processing and communications	4,609	4,111
Legal, audit and professional	2,597	1,678
Regulatory assessments	1,550	990
Director and shareholder expenses	946	636
Merger and related expenses	1,177	2,450
Core deposit intangible amortization	438	364
Litigation settlements, net	5,525	—
Other expenses	3,907	2,905
Total noninterest expense	64,028	53,539
Income before income taxes	21,983	14,186
Income tax expense	5,870	3,477
Net income	$16,113	$10,709
Earnings per share:
Basic	$0.90	$0.74
Diluted	$0.88	$0.72

The accompanying notes are an integral part of these consolidated financial statements.

125

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the Years Ended December 31, 2022 and 2021

(dollars in thousands)

	Year Ended December 31,
	2022	2021
Net income	$16,113	$10,709

Other comprehensive loss, net of tax:
Unrealized loss on securities available for sale:
Change in net unrealized loss	(10,014)	(423)
Reclassification of loss (gain) recognized in net income	994	(46)
	(9,020)	(469)
Income tax benefit (expense):
Change in net unrealized loss	(2,905)	(123)
Reclassification of loss (gain) recognized in net income	288	(13)
	(2,617)	(136)
Total other comprehensive loss, net of tax	(6,403)	(333)
Total comprehensive income, net of tax	$9,710	$10,376

The accompanying notes are an integral part of these consolidated financial statements.

126

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the Years Ended December 31, 2022 and 2021

(dollars in thousands, except share data)

	Common Stock		Retained	Accumulated Other Comprehensive	Total Shareholders’
	Shares	Amount	Earnings	Income (Loss)	Equity

Balance at December 31, 2020	13,267,380	$146,896	$21,694	$295	$168,885

Stock-based compensation	—	5,501	—	—	5,501
Issuance of common stock in business combination	4,102,254	65,267	—	—	65,267
Stock options exercised	303,100	172	—	—	172
Restricted stock units vested, net of tax withholding	257,795	(2,893)	—	—	(2,893)
Repurchase of shares to cover stock option proceeds and tax liabilities	(222,792)	(780)	—	—	(780)
Net income	—	—	10,709	—	10,709
Other comprehensive loss	—	—	—	(333)	(333)

Balance at December 31, 2021	17,707,737	214,163	32,403	(38)	246,528

Stock-based compensation	—	3,682	—	—	3,682
Stock options exercised	136,100	1,009	—	—	1,009
Restricted stock units vested, net of tax withholding	96,446	(574)	—	—	(574)
Net income	—	—	16,113	—	16,113
Other comprehensive loss	—	—	—	(6,403)	(6,403)

Balance at December 31, 2022	17,940,283	$218,280	$48,516	$(6,441)	$260,355

The accompanying notes are an integral part of these consolidated financial statements.

127

SOUTHERN CALIFORNIA BANCORP AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2022 and 2021

(dollars in thousands)

	Year Ended December 31,
	2022	2021
OPERATING ACTIVITIES
Net income	$16,113	$10,709
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation on premises and equipment	1,563	1,358
Core deposit intangible amortization	438	364
Amortization of premiums of debt securities	823	314
Gain on sale of loans	(1,349)	(920)
Gain on branch sale	—	(726)
Loss on sale and disposal of fixed assets	768	4
Loss on early debt extinguishment	347	—
Loans originated for sale	(28,470)	—
Proceeds from loans originated for sale	21,366	—
Provision for loan losses	5,450	1,200
Deferred income tax (benefit) expense	(2,550)	137
Impairment charges of right-of-use assets	136	287
Stock-based compensation	3,682	5,501
Increase in cash surrender value of bank owned life insurance	(869)	(591)
Income from bank owned life insurance	(621)	(195)
Loss (gain) on sale of debt securities	994	(46)
Accretion of net discounts and deferred loan fees	(3,793)	(7,370)
Provision for losses - unfunded commitments	506	600
Net (decrease) increase in other items	(1,182)	9,026
Net cash provided by operating activities	13,352	19,652

INVESTING ACTIVITIES
Net cash acquired in business combination	—	115,420
Net cash transferred for branch sale	—	(81,467)
Purchase of bank owned life insurance	—	(10,773)
Proceeds from bank owned life insurance death benefits	1,366	586
Proceeds from sale of debt securities available for sale	22,455	2,840
Proceeds from maturities and paydowns of debt securities available for sale	11,184	5,601
Proceeds from maturities and paydowns of debt securities held to maturity	74	—
Purchases of debt securities available for sale	(101,092)	(26,044)
Purchases of debt securities held to maturity	(54,267)	—
Net purchase of stock investments	(5,010)	(2,323)
Net (fundings) repayment of loans	(390,686)	5,343
Proceeds from sale of loans held for investment	450	1,092
Proceeds from sales of premises and equipment	3,911	—
Purchases of premises and equipment	(1,081)	(1,753)
Net cash (used in) provided by investing activities	(512,696)	8,522

FINANCING ACTIVITIES
Net (decrease) increase in deposits	(41,244)	518,450
Proceeds of Federal Home Loan Bank advances	50,000	—
Repayment of Federal Home Loan Bank advances	—	(44,551)
Repayment of other borrowings	(3,093)	(169,383)
Proceeds from exercise of stock options	1,009	172
Repurchase of common shares	(574)	(3,673)
Net cash provided by financing activities	6,098	301,015

Net change in cash and cash equivalents	(493,246)	329,189
Cash and cash equivalents at beginning of year	580,006	250,817
Cash and cash equivalents at end of year	$86,760	$580,006

Supplemental Disclosures of Cash Flow Information:
Interest paid	$5,552	$3,587
Taxes paid	7,954	1,033
Reduction of right-of-use assets from branch sale	—	1,242
Reduction of lease liabilities from branch sale	—	1,801
Lease liability arising from obtaining right-of-use assets	4,349	3,463
Net assets acquired in business combination (Note 2):
Fair value of stock and equity award consideration	—	65,267
Cash consideration	—	—
Fair value of net assets acquired	(1,019)	48,206
Goodwill adjustments	1,019	—

The accompanying notes are an integral part of these consolidated financial statements.

128

NOTE 1 – BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Southern California Bancorp is a California corporation incorporated on October 2, 2019 and is registered with the Board of Governors of the Federal Reserve System as a bank holding company for Bank of Southern California, N.A. under the Bank Holding Company Act of 1956, as amended. On May 15, 2020, the Company completed a reorganization whereby Bank of Southern California, N.A. became a wholly-owned subsidiary of the Company. Bank of Southern California, N.A. began business operations in December 2001 under the name Ramona National Bank. The Bank changed its name to First Business Bank, N.A. in 2006 and to Bank of Southern California, N.A. in 2010. The Bank operates under a federal charter and its primary regulator is the Office of the Comptroller of the Currency (“OCC”). The words “we,” “us” “our,” or the “Company” refer to Southern California Bancorp, and Bank of Southern California, N.A. collectively and on a consolidated basis. References herein to “Southern California Bancorp,” “SCB”, “Bancorp” or the “holding company,” refer to Southern California Bancorp on a stand-alone basis. References to the “Bank” refer to Bank of Southern California, N.A.

As a relationship-focused community bank, the Bank offers a range of financial products and services to individuals, professionals, and small- to medium-sized businesses through its 13 branch offices serving Orange, Los Angeles, Riverside, San Diego and Ventura counties. Many of the banking offices have been acquired through a number of acquisitions.

Effective at the close of business on September 24, 2021, the Orange, Redlands and Santa Fe Springs branches were sold to a third party financial institution who acquired certain branch assets and assumed certain branch liabilities including deposits. No loans were sold as part of the transaction. The assets and liabilities of these three branches primarily consisted of $146 thousand of cash and cash equivalents and $82.4 million of deposits. The transaction resulted in a net cash payment to the third party financial institution of $81.5 million, and a gain on sale of $726 thousand recorded as a component of noninterest income in the consolidated statements of income.

The Company completed the acquisition of BSCA on October 1, 2021. The acquisition has been accounted for using the acquisition method of accounting and, accordingly, the operating results of BSCA have been included in the consolidated financial statements from October 2, 2021 through December 31, 2022. Refer to Note 2 – Business Combinations for more information about the BSCA acquisition.

Shares of the Company common stock are quoted on the OTC Pink Open Market under the trading symbol “BCAL.”

129

Basis of Presentation

The accompanying consolidated financial statements include the accounts of the Company, and its wholly owned subsidiary, the Bank., and have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). Certain prior period amounts have been reclassified to conform to current period presentation.

All significant intercompany balances and transactions have been eliminated in consolidation.

Certain reclassifications have been made to the December 31, 2021 consolidated financial statements to conform to the 2022 presentation. These reclassifications included: (i) $41 thousand of interest on tax-exempted debt securities previously reported in interest on debt securities; and (ii) $678 thousand of marketing, advertising and public relations expense previously reported separately is now included in other expenses; and (iii) combined time deposits under $250,000 and time deposits $250,000 and over into time deposits.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, the Bank. All significant intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates in the Preparation of Consolidated Financial Statements

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change are the determination of the ALL, the fair value of assets and liabilities acquired in business combinations and related purchase price allocation, the valuation of acquired loans, the valuation of goodwill and separately identifiable intangible assets associated with mergers and acquisitions, loan sales and servicing of financial assets and deferred tax assets and liabilities.

Operating Segments

We operate one reportable segment — commercial banking. The factors considered in making this determination include all of the banking products and services offered by the Company are available in each branch of the Company, all branches are located within the same economic environment, management does not allocate resources based on the performance of different lending or transaction activities and how information is reviewed by the chief executive officer and other key decision makers. As a result, we determined that all services we offer relate to commercial banking.

130

Cash and Cash Equivalents

Cash and cash equivalents include cash and due from banks, and federal funds and interest-bearing balances represent primarily cash held at the Federal Reserve Bank of San Francisco, Pacific Coast Bankers’ Bank and Federal Home Loan Bank of San Francisco. The Board of Governors of the Federal Reserve System (“Federal Reserve”) has cash reserve requirements for depository institutions based on the amount of deposits held. At December 31, 2022, the Bank had no required cash balance held by the Federal Reserve. The Company maintains amounts due from banks that exceed federally insured limits. The Company has not experienced any losses in such accounts.

Debt Securities

Debt securities are classified as held-to-maturity when the Company has the positive intent and ability to hold the securities to maturity. Debt securities classified as held-to-maturity securities are carried at amortized cost. Debt securities classified as “available-for-sale” may be sold prior to maturity due to changes in interest rates, prepayment risks, and availability of alternative investments, or to meet our liquidity needs. Debt securities not classified as held-to-maturity securities nor as available-for-sale securities are classified as trading securities. Available-for-sale debt securities and trading debt securities are recorded at fair value. Unrealized gains or losses on available-for-sale securities are excluded from net income and reported as an amount net of taxes as a separate component of other comprehensive income included in shareholders’ equity. Premiums or discounts on held-to-maturity and available-for-sale securities are amortized or accreted into income using the interest method. Realized gains or losses on sales of held-to-maturity or available-for-sale securities are recorded using the specific identification method.

Management evaluates securities for other-than-temporary impairment (“OTTI”) on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer. Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as impairment through earnings. For debt securities that do not meet the aforementioned criteria, the amount of impairment is split into two components as follows: OTTI related to credit loss, which must be recognized in the income statement and OTTI related to other factors, which is recognized in other comprehensive income (loss). The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. The related write-downs are included in earnings as realized losses.

Restricted Stock Investments

The Bank is a member of the Federal Home Loan Bank (“FHLB”) system. Members are required to own a certain amount of stock based on the level of borrowings and other factors. In addition, the Bank is a member of its regional Federal Reserve. FHLB and Federal Reserve stock are carried at cost, classified as a restricted stock, at cost, in the consolidated balance sheets and periodically evaluated for impairment based on the ultimate recovery of par value. Both cash and stock dividends are reported as interest and dividends on other interest-earning assets in the accompanying consolidated statements of income.

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Other Equity Securities Without A Readily Determinable Fair Value

The Company also has restricted securities in the form of capital stock invested in two different banker’s bank stocks and other limited partnership investments. These investments do not have a readily determinable fair value, and they are measured at equity method of accounting when its ownership interest in such investments exceed 5% or carried at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. Investments in tax credit are recorded net of accumulated amortization, using the proportional amortization method. Any impairment will be recorded through earnings. These investments are included in other assets in the accompanying consolidated balance sheets.

Loans Held for Sale

Loans held for sale are comprised of SBA loans originated and intended for sale in the secondary market. These loans are carried at the lower of cost or estimated market value in the aggregate. Net unrealized losses are recognized through a valuation allowance by charges to income. Gains or losses realized on the sales of SBA loans are recognized at the time of sale and are determined by the difference between the net sales proceeds and the carrying value of the loans sold, adjusted for any servicing asset or liability. Gains and losses on sales of SBA loans are included in gain on sale of loans in the accompanying consolidated statements of income.

Loans Held for Investment

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are reported at their outstanding unpaid principal balances reduced by any charge-offs and net of any deferred fees or costs on originated loans, or unamortized premiums or discounts on purchased loans. Purchase discounts and premiums and net deferred loan origination fees and costs on loans are accreted or amortized in interest income as an adjustment of yield, using the interest method, over the expected life of the loans. Amortization of deferred loan fees and costs are discontinued when a loan is placed on nonaccrual status.

Impaired Loans

Loans on which the accrual of interest has been discontinued are designated as nonaccrual loans. The accrual of interest on loans is generally discontinued when principal or interest is past due 90 days based on the contractual terms of the loan or earlier when, in the opinion of management, there is reasonable doubt as to collectability. On a case-by-case basis, loans past due 90 days may remain on accrual, if the loan is well collateralized, actively in process of collection and, in the opinion of management, likely to be paid current within the next payment cycle. When loans are placed on nonaccrual status, all interest previously accrued but not collected is generally reversed against current period interest income. Income on nonaccrual loans is subsequently recognized only to the extent that cash is received and the loan’s principal balance is deemed collectible. Interest accruals are resumed on such loans only when they are brought current with respect to interest and principal and when, in the judgment of management, the loans are estimated to be fully collectable as to all principal and interest.

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Troubled Debt Restructurings (“TDR”)

A loan is classified as a TDR when the Company grants a concession to a borrower experiencing financial difficulties that it otherwise would not consider under our normal lending policies. These concessions may include a reduction of the interest rate, principal or accrued interest, extension of the maturity date or other actions intended to minimize potential losses. All modifications of criticized loans are evaluated to determine whether such modifications are TDR as outlined under ASC Subtopic 310-40, Troubled Debt Restructurings by Creditors. Loans restructured with an interest rate equal to or greater than that of a new loan with comparable market risk at the time the loan is modified may be excluded from certain restructured loan disclosures in years subsequent to the restructuring if the loans are in compliance with their modified terms. The Coronavirus Aid, Relief, and Economic Security Act of 2020 (CARES Act) and the Consolidated Appropriations Act, 2021 (CAA) provided guidance around the modification of loans as a result of the COVID-19 pandemic, which outlined, among other criteria, that short-term modifications made on a good faith basis to borrowers who were current as defined under the CARES Act prior to any relief, are not TDRs. This includes short-term (e.g. six months) modifications such as payment deferrals, fee waivers, extensions of repayment terms, or other delays in payment that are insignificant. Borrowers are considered current under the CARES Act and regulatory guidance if they are less than 30 days past due on their contractual payments at the time a modification program is implemented. The CAA extended relief offered under the CARES Act related to TDRs as a result of COVID-19 through January 1, 2022.

A loan that has been placed on nonaccrual status that is subsequently restructured will usually remain on nonaccrual status until the borrower is able to demonstrate repayment performance in compliance with the restructured terms for a sustained period of time, typically for six months. A restructured loan may return to accrual status sooner based on other significant events or mitigating circumstances. A loan that has not been placed on nonaccrual status may be restructured and such loan may remain on accrual status after such restructuring. In these circumstances, the borrower has made payments before and after the restructuring. Generally, this restructuring involves maturity extensions, a reduction in the loan interest rate and/or a change to interest-only payments for a period of time. The restructured loan is considered impaired despite the accrual status and a specific reserve is calculated based on the present value of expected cash flows discounted at the loan’s original effective interest rate or based on the fair value of the collateral if the loan is collateral-dependent.

Purchased Credit Impaired Loans

Purchased credit impaired loans (“PCI loans”) are accounted for in accordance with ASC Subtopic 310-30, Loans and Debt Securities Acquired with Deteriorated Credit Quality. A purchased loan is deemed to be credit impaired when there is evidence of credit deterioration since its origination and it is probable at the acquisition date that collection of all contractually required payments is unlikely. These PCI loans are recorded at the amount paid, such that there is no carryover of the seller’s ALL.

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Such purchased credit impaired loans are accounted for individually or aggregated into pools of loans based on common risk characteristics such as credit score, loan type, and date of origination.

As of December 31, 2022, there were no loans being accounted for as PCI loans. As of December 31, 2021, the total carrying value of purchased credit impaired loans was approximately $414 thousand, net of discounts to contractual value of approximately $118 thousand, which was accreted to income.

Allowance for Loan Losses

The allowance for loan losses (“ALL”) is a valuation allowance for probable incurred credit losses. Loan charge-offs are recognized when management believes the collectability of the principal balance outstanding is unlikely. Subsequent recoveries, if any, are credited to the allowance. Management estimates the allowance balance required using past loan loss experience, the nature and volume of the portfolio, information about specific borrower situations and estimated collateral values, economic conditions, and other factors. Allocations of the allowance may be made for specific loans, but the entire allowance is available for any loan that, in management’s judgment, should be charged-off. Amounts are charged-off when available information confirms that specific loans or portions thereof, are uncollectible. This methodology for determining charge-offs is consistently applied to each segment.

The Company determines a separate allowance for each portfolio segment. The allowance consists of specific and general reserves. Specific reserves relate to loans that are individually classified as impaired. The Company considers a loan to be impaired when it is probable that the Company will not be able to collect all amounts due, principal and interest, according to the contractual terms of the loan agreement. Factors considered in determining impairment include payment status, collateral value and the probability of collecting all amounts when due. Measurement of impairment is based on the expected future cash flows of an impaired loan, which are to be discounted at the loan’s effective interest rate, or measured by reference to an observable market value, if one exists, or the fair value of the collateral for a collateral-dependent loan. The Company selects the measurement method on a loan-by-loan basis except that collateral-dependent loans for which foreclosure is probable are measured at the net realizable value of the collateral. Loans for which the terms have been modified resulting in a concession, and for which the borrower is experiencing financial difficulties, are considered TDR and classified as impaired with measurement of impairment as described above.

If a loan is impaired, a portion of the allowance is allocated so that the loan is reported, net, at the present value of estimated future cash flows using the loan’s existing rate or at the fair value of collateral if repayment is expected solely from the collateral. TDRs are separately identified for impairment disclosures and are measured at the present value of estimated future cash flows using the loan’s effective interest rate at inception. If a TDR is considered to be a collateral dependent loan, the loan is reported, net, at the fair value of the collateral. For TDRs that subsequently default, the Company determines the amount of reserve in accordance with the accounting policy for the ALL.

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General reserves cover non-impaired loans and are based on historical loss rates for each portfolio segment, adjusted for the effects of qualitative or environmental factors that are likely to cause estimated credit losses as of the evaluation date to differ from the portfolio segment’s historical loss experience.

The Company reviews the historical loss rates for each portfolio segment and utilizes peer loss rates when the Company does not have sufficient historical experience or otherwise feels historical experience is not indicative of the current loan portfolio. Qualitative factors include consideration of the following: changes in lending policies and procedures; changes in economic conditions, changes in the nature and volume of the portfolio; changes in the experience, ability and depth of lending management and other relevant staff; changes in the volume and severity of past due, nonaccrual and other adversely graded loans; changes in the loan review system; the existence and effect of any concentrations of credit; the effect of other external factors such as competition and legal and regulatory requirements; the quality and effectiveness of the risk rating system; and the quality of regulatory and other external credit reviews.

Portfolio segments identified by the Company include construction and land development, real estate, C&I and consumer loans. Relevant risk characteristics for these portfolio segments generally include debt to income ratios or debt service coverage, credit scores, collateral type and loan-to-value ratios and financial performance.

Allowance for Credit Losses on Off-Balance Sheet Credit Exposures

The Company also maintains a separate allowance for off-balance sheet commitments. Management estimates anticipated losses using historical data and utilization assumptions. The allowance for off-balance sheet commitments totaled $1.3 million and $804 thousand at December 31, 2022 and 2021. Provisions for allowance for off-balance sheet commitments are included in other expenses in the consolidated statements of income and added to the allowance for off-balance sheet commitments, which is included in accrued interest payable and other liabilities in the consolidated balance sheets.

Other Real Estate Owned

Real estate acquired by foreclosure or deed in lieu of foreclosure is recorded at fair value less costs to sell at the date of foreclosure, establishing a new cost basis by a charge to the ALL, if necessary. Subsequent to foreclosure, OREO is carried at the lower of the Company’s carrying value of the property or its fair value, less estimated carrying costs and costs of disposition. Fair value is generally based on current appraisals, which are frequently adjusted by management to reflect current conditions and estimated selling costs. Write-downs are expensed and recognized as a valuation allowance. Operating expenses of such properties, net of related income, and gains and losses on their disposition are included in other operating expenses. There were no foreclosures in process as of December 31, 2022 and 2021.

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Bank Owned Life Insurance

Bank owned life insurance is recorded at the amount that can be realized under insurance contracts at the date of the consolidated balance sheets, which is the cash surrender value adjusted for other charges or other amounts due that are probable at settlement.

Transfers of Financial Assets

Transfers of financial assets are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Loan Sales and Servicing of Financial Assets

The Company originates SBA loans that may be sold in the secondary market. Servicing rights are recognized separately when they are acquired through sale of loans. Servicing rights are initially recorded at fair value with the income statement effect recorded in gain on sale of loans. Fair value is based on a valuation model that calculates the present value of estimated future cash flows from the servicing assets. The valuation model uses assumptions that market participants would use in estimating cash flows from servicing assets, such as the cost to service, discount rates and prepayment speeds. The Company compares the valuation model inputs and results to published industry data in order to validate the model results and assumptions. Servicing assets are subsequently measured using the amortization method which requires servicing rights to be amortized into noninterest income in proportion to, and over the period of, the estimated future net servicing income of the underlying loans.

Servicing fee income, which is reported in the consolidated statements of income with servicing and related income on loans, net, is recorded for fees earned for servicing loans. The fees are based on a contractual percentage of the outstanding principal and recorded as income when earned. The amortization of servicing rights and changes in the valuation allowance are netted against loan servicing income.

Premises and Equipment

Land is carried at cost. Premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives, which ranges from three to seven years for furniture and equipment and forty-five to fifty-five years for premises. Leasehold improvements are amortized using the straight-line method over the estimated useful lives of the improvements or the remaining lease term, whichever is shorter. Expenditures for betterments or major repairs are capitalized and those for ordinary repairs and maintenance are charged to operations as incurred.

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Right-of-Use (“ROU”) Assets and Lease Liabilities

The Company has operating leases for its branches and administrative facilities. The Company determines if an arrangement contains a lease at contract inception and recognizes a ROU asset and operating lease liability based on the present value of lease payments over the lease term. While operating leases may include options to extend the term, the Company does not take into account the options in calculating the ROU asset and lease liability unless it is reasonably certain such options will be exercised. The present value of lease payments is determined based on the discount rate implicit in the lease or the Company’s estimated incremental borrowing rate if the rate is not implicit in the lease. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheets. Lease expense is recognized on a straight-line basis over the lease term. The Company accounts for lease agreements with lease and non-lease components as a single lease component.

Employee Benefit Plans

The Company has a retirement savings 401(k) plan in which substantially all employees may participate. Pursuant to the Company’s safe harbor election, matching contributions up to 4.0% of salary are made to the plan. Total contribution expense for the plan was $875 thousand in 2022 and $705 thousand in 2021 and is included in salaries and employee benefits expense in the consolidated statements of income. Deferred compensation and supplemental retirement plan expense is recognized over the years of service.

Advertising Costs

The Company expenses the costs of advertising in the period incurred. Total advertising costs were $31 thousand and $188 thousand for the years ended December 31, 2022 and 2021.

Income Taxes

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is “more likely than not” that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depend on having sufficient taxable income of an appropriate character within the carryforward periods.

The Company has adopted guidance issued by the Financial Accounting Standards Board (“FASB”) that clarifies the accounting for uncertainty in tax positions taken or expected to be taken on a tax return and provides that the tax effects from an uncertain tax position can be recognized in the financial statements only if, based on its merits, the position is more likely than not to be sustained on audit by the taxing authorities. Management believes that all tax positions taken to date are highly certain and, accordingly, no accounting adjustment has been made to the consolidated financial statements. Interest and penalties related to uncertain tax positions are recorded as part of income tax expense.

We reclassify stranded tax effects from accumulated other comprehensive income to retained earnings in periods in which there is a change in corporate income tax rates.

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Comprehensive Income

Changes in unrealized gains and losses, net of tax on available-for-sale securities is the only component of other comprehensive income (loss) for the Company. The amount reclassified out of other comprehensive income (loss) relating to realized losses on sales of securities was $994 thousand and realized gains of $46 thousand, with a related tax benefit of $288 thousand and tax expense of $13 thousand for December 31, 2022 and 2021.

Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded in the financial statements when they are funded, or related fees are incurred or received.

Earnings Per Share (“EPS”)

Earnings per share present the net income or loss per common share, after consideration of the preferred shareholders interest in the net income or loss. Basic EPS excludes dilution and is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity.

Business Combinations

Business combinations are accounted for using the acquisition method of accounting under ASC Topic 805 - Business Combinations. Under the acquisition method, the Company measures the identifiable assets acquired, including identifiable intangible assets, and liabilities assumed in a business combination at fair value on acquisition date. Goodwill is generally determined as the excess of the fair value of the consideration transferred, over the fair value of the net assets acquired and liabilities assumed as of the acquisition date. The Company accounts for merger-related costs, which may include advisory, legal, accounting, valuation, other professional fees, data conversion fees, contract termination charges and branch consolidation costs, as expenses in the periods in which the costs are incurred and the services are received.

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Goodwill and Other Intangible Assets

Goodwill and other intangible assets acquired in a purchase business combination and determined to have indefinite useful lives are not amortized but tested for impairment no less than annually or when circumstances arise indicating impairment may have occurred. Goodwill is the only intangible asset with an indefinite life recorded in the Company’s consolidated balance sheets. The determination of whether impairment has occurred, includes the considerations of a number of factors including, but not limited to, operating results, business plans, economic projections, anticipated future cash flows, and current market data. Any impairment identified as part of this testing is recognized through a charge to net income. The Company has selected to perform its annual impairment test in the fourth quarter of each fiscal year. There was no impairment recognized related to goodwill for the years ended December 31, 2022 and 2021.

Core deposit intangible (“CDI”) is a measure of the value of depositor relationships resulting from whole bank acquisitions. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. CDI is amortized on an accelerated method over an estimated useful life of seven to ten years.

Loss Contingencies

Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable, and the amount or range of loss can be reasonably estimated. Management does not believe there are any such matters that will have a material effect on the consolidated financial statements.

During the year ended December 31, 2022, the Company had settlements of certain litigations and recognized a net loss of $5.5 million, which is reflected as litigation settlement, net in the accompanying consolidated statements of income.

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Revenue Recognition – Noninterest Income

The core principle of Topic 606, Revenue from Contracts with Customers, is that an entity recognize revenue at an amount that reflects the consideration to which the entity expects to be entitled in exchange for transferring goods or services to a customer. Topic 606 requires entities to exercise more judgment when considering the terms of a contract than under Topic 605, Revenue Recognition. Topic 606 applies to all contracts with customers to provide goods or services in the ordinary course of business, except for contracts that are specifically excluded from its scope. Topic 606 does not apply to revenue associated with interest income on financial instruments, including loans and securities. Additionally, certain noninterest income streams, such as income from BOLI and gain and losses on sales of investment securities and loans, are out of scope of Topic 606.

Topic 606 is applicable to noninterest revenue streams such as (i) service charges and fees on deposit accounts, including account maintenance, transaction-based and overdraft services, and (ii) interchange fees, which represent fees earned when a debit card issued by the Company is used. These revenue streams are largely transaction-based and revenue is recognized upon completion of a transaction.

All of the Company’s revenue from contracts with customers within the scope of ASC 606 is recognized in non-interest income in the consolidated statements of income.

Gains/losses on the sale of OREO are included in non-interest income/expense in the consolidated statements of income and are generally recognized when the performance obligation is complete. This is typically at delivery of control over the property to the buyer at the time of each real estate closing.

Stock-Based Compensation

Compensation cost is recognized for stock options, time-based restricted stock unit awards and performance-based restricted stock unit awards issued to employees and directors, based on the fair value of these awards at the date of grant. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company’s common stock at the date of grant is used for time-based and performance-based restricted stock unit awards. Performance-based restricted stock unit awards contain vesting conditions which are based on predetermined performance targets that impact the number of shares that ultimately vest based on the level of targets achievement. These costs are recognized over the period in which the awards are expected to vest, on a straight-line basis. The costs for performance-based restricted unit awards are recognized over the period in which the awards are expected to vest as the Company believes the predetermined performance targets are probable to be fulfilled. For performance-based awards that do not vest because the predetermined performance targets are not fulfilled, no compensation cost is recognized, and any previously recognized compensation is reversed. The Company has elected to account for forfeitures of stock-based awards as they occur. Excess tax benefits and tax deficiencies relating to stock-based compensation are recorded as income tax expense or benefit in the consolidated statements of income when incurred.

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Fair Value Measurement

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Current accounting guidance establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The guidance describes three levels of inputs that may be used to measure fair value:

Level 1:	Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2:	Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3:	Significant unobservable inputs that reflect a Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Recent Accounting Guidance Not Yet Effective

In June 2016, the FASB issued ASU No. 2016-13, Measurement of Credit Losses on Financial Instruments (Topic 326). This ASU significantly changes how entities will measure credit losses for most financial assets and certain other instruments that aren’t measured at fair value through net income. In issuing the standard, the FASB is responding to criticism that today’s guidance delays recognition of credit losses. The standard will replace today’s “incurred loss” approach with an “expected loss” model. The new model, referred to as the current expected credit loss (“CECL”) model, will apply to: (1) financial assets subject to credit losses and measured at amortized cost, and (2) certain off-balance sheet credit exposures. This includes, but is not limited to, loans, leases, held-to-maturity securities, loan commitments, and financial guarantees. The CECL model does not apply to available-for-sale (“AFS”) debt securities. ASU 2016-13 also expands the disclosure requirements regarding an entity’s assumptions, models, and methods for estimating the allowance for loan and lease losses. In addition, public business entities will need to disclose the amortized cost balance for each class of financial asset by credit quality indicator, disaggregated by the year of origination. ASU No. 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2022 for all entities, other than SEC filers that do not qualify as a Smaller Reporting Company as defined by the SEC. Entities will apply the standard’s provisions as a cumulative-effect adjustment to retained earnings as of the beginning of the first reporting period in which the guidance is effective (i.e., modified retrospective approach). Management established a cross functional committee to oversee the project and selected a third-party software and modeling solution to implement the new guidance and engaged the same third-party service provider to assist with the implementation and has subscribed to a third-party application vendor for economic forecasts. The Company completed data gap analyses, developed initial modeling assumptions, ran multiple sensitivity analyses and completed the model validation by an independent third-party. The Company has determined the potential impact of the adoption of ASU 2016-13 to the consolidated financial statements. The Company will adopt the provisions of ASC 326 through the application of the modified retrospective transition approach, and recorded a net decrease of approximately $3.9 million to the beginning balance of retained earnings as of January 1, 2023 for the cumulative effect adjustment, reflecting an initial adjustment to the ACL of $5.5 million, net of related deferred tax assets arising from temporary differences of $1.6 million, commonly referred to as the “Day 1” adjustment. The Day 1 adjustment to the ACL is reflective of expected lifetime credit losses associated with the composition of financial assets within in the scope of ASC 326 as of January 1, 2023, which is comprised of loans held for investment and off-balance sheet credit exposures at January 1, 2023, as well as management’s current expectation of future economic conditions.

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In May 2019, the FASB issued ASU 2019-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instrument (ASU 2019-05) which grants entities with transition relief upon the adoption of ASU 2016-13 by providing an option to elect the fair value option on certain financial instruments measured at amortized cost. This ASU will be effective upon adoption of ASU 2016-13 (Topic 326). The impact of adopting the Topic 326 amendments is included within the impact of adoption of ASU 2016-13. The Company does not expect the adoption of these amendments will have a material impact to the consolidated financial statements.

In March 2022, the FASB issued ASU 2022-02, Financial Instruments—Credit Losses (Topic 326) Troubled Debt Restructurings and Vintage Disclosures. The amendments in this Update address areas identified by the FASB as part of its post-implementation review of the credit losses standard (ASU 2016-13) that introduced CECL. The amendments eliminate the accounting guidance for TDR by creditors that have adopted the CECL model and enhance the disclosure requirements for loan refinancings and restructurings made with borrowers experiencing financial difficulty. In addition, the amendments require a public business entity to disclose current-period gross write-offs for financing receivables and net investment in leases by year of origination in the vintage disclosures. ASU 2022-02 is effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. Early adoption is permitted if an entity has adopted ASU 2016-13. The Company does not expect the adoption of ASU 2022-02 will have a material impact to the consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. This guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation, and goodwill impairment will simply be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. All other goodwill impairment guidance will remain largely unchanged. Entities will continue to have the option to perform a qualitative assessment to determine if quantitative impairment test is necessary. The amendments in this Update are required for public business entities and other entities that have goodwill reported in their financial statements and have not elected the private company alternative for the subsequent measurement of goodwill. ASU No. 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2022 for public business entities who are not SEC filers and one year later for all other entities. The Company is currently evaluating the effects of ASU 2017-04 on its financial statements and disclosures.

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In April 2019, the FASB issued ASU 2019-04, Codification Improvements to Topic 326, Financial Instruments – Credit Losses, Topic 815, Derivatives and Hedging, and Topic 825, Financial Instruments. These updates made several clarifications and improvements to various topics. Topic A: Codification Improvements Resulting from the June and November 2018 Credit Losses Transition Resource Group (“TRG”) Meetings; Topic B: Codification Improvements to ASU 2016-13; Topic C: Codification improvements to ASU 2017-12, Derivatives and Hedging; Topic D: Codification improvements to ASU 2016-01 Financial Instruments Overall; and Topic E: Codification Improvements Resulting from the November 2018 Credit Losses TRG Meeting. Topics A, B and E, in ASU 2019-04 impact CECL implementation by clarifying guidance related to accrued interest receivable, recoveries, the effect of prepayments in determining the effective interest rate, vintage disclosure requirements related to line-of-credit arrangements and others. Transition requirements for these amendments are the same as ASU 2016-13, and will be adopted by the Company with ASU 2016-13. Topics C and D are not applicable to the Company, and therefore had no impact to the Company’s consolidated financial results.

On March 12, 2020, the FASB issued ASU 2020-04, Facilitation of the Effects of Reference Rate Reform on Financial Reporting (ASU 2020-04), which provides optional expedients and exceptions for applying generally accepted accounting principles (GAAP) to contracts, hedging relationships, and other transactions affected by reference rate reform if certain criteria are met. The amendments apply only to contracts, hedging relationships, and other transactions that reference LIBOR or another reference rate expected to be discontinued because of reference rate reform. The amendments are effective for all entities as of March 12, 2020 and may be adopted through December 31, 2022. The expedients and exceptions provided by the amendments do not apply to contract modifications made and hedging relationships entered into or evaluated after December 31, 2022, except for hedging relationships existing as of December 31, 2022, that an entity has elected certain optional expedients for and that are retained through the end of the hedging relationship. The Company is currently evaluating the impact of ASU 2020-04 to the consolidated financial statements.

In January 2021, the FASB issued ASU 2021-01, Reference Rate Reform (Topic 848), which clarifies that certain optional expedients and exceptions in Topic 848 for contract modifications and hedge accounting apply to derivatives that are affected by the discounting transition. Specifically, certain provisions in Topic 848, if elected by an entity, apply to derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. Amendments in this Update to the expedients and exceptions in Topic 848 capture the incremental consequences of the scope clarification and tailor the existing guidance to derivative instruments affected by the discounting transition. The amendments in ASU 2021-01 are elective and apply to all entities that have derivative instruments that use an interest rate for margining, discounting, or contract price alignment that is modified as a result of reference rate reform. The amendments also optionally apply to all entities that designate receive-variable-rate, pay-variable-rate cross-currency interest rate swaps as hedging instruments in net investment hedges that are modified as a result of reference rate reform. The amendments in ASU 2021-01 are effective immediately for all entities. The Company is currently identifying loans and other financial instruments that are impacted by the discontinuance of LIBOR, reviewing the contracts of our LIBOR-based products to ensure that our credit documentation provides for the flexibility to move to alternative reference rates, and choosing the substitute index. The Company does not expect the adoption of ASU 2021-01 will have a material impact to the consolidated financial statements.

143

In October 2021, the FASB issued ASU 2021-08, Business Combinations - Accounting for Contract Assets and Contract Liabilities from Contracts with Customers (Update). The amendments in this Update address how to determine whether a contract liability is recognized by an acquirer in a business combination. In addition, the Update addresses inconsistencies in the recognition and measurement of acquired contract assets and contract liabilities from revenue contracts in a business combination. The amendments in this Update are effective for the Company in fiscal years beginning after December 15, 2022 as well as all interim periods within those years. Early adoption is permitted. An entity that early adopts in an interim period should apply the amendments (1) retrospectively to all business combinations for which the acquisition date occurs on or after the beginning of the fiscal year that includes the interim period of early application, and (2) prospectively to all business combinations that occur on or after the date of initial application. The Company has not yet adopted the provisions of this Update. The Company does not currently anticipate the adoption of this Update will have a material impact on the Company’s consolidated financial statements.

NOTE 2 – BUSINESS COMBINATIONS

Bank of Santa Clarita Acquisition

Following receipt of all necessary regulatory and shareholder approvals, on October 1, 2021, the Company completed its merger with BSCA, a California state-chartered bank headquartered in Santa Clarita, California, which operated one full-service branch in Santa Clarita. The acquisition of BSCA provides the Company with the opportunity to expand its footprint in Southern California.

Under the terms and conditions of the merger, each share of BSCA common stock was converted into the right to receive one (1) share of BCAL common stock. The Company issued 4,102,254 shares of BCAL common stock in exchange for the outstanding shares of BSCA’s common stock. In addition, the Company assumed each outstanding, unexercised option to acquire shares of BSCA common stock held by BSCA officers and employees who continued to be employed by the Company immediately following the merger, other than any stock options held by BSCA’s Chairman & Chief Executive Officer (BSCA CEO). Total unexercised stock options were 90,731, of which 65,261 shares were vested and 25,470 shares were unvested. Total fair value of the assumed stock options was $832 thousand, of which $692 thousand for the vested stock options was included in the consideration and $141 thousand for the unvested stock options was considered unrecognized compensation cost and is being amortized over the remaining life of the stock options. BSCA’s former CEO is a continuing employee and his unvested stock options were not part of the assumed awards as BSCA’s former CEO negotiated that such unvested options would become fully vested as a result of the merger. The Company recognized $84 thousand of compensation cost attributed to the accelerated vesting of his unvested awards upon the closing of the merger.

144

The following table represents the final fair value of assets acquired and liabilities assumed of BSCA, as of October 1, 2021, recorded using the acquisition method of accounting:

(dollars in thousands)	Fair Value
Assets acquired:
Cash and cash equivalents	$115,420
Securities available-for-sale	14,005
Loans held for investment:	268,811

Investments in restricted stocks	1,585
Other equity securities	62
Premises and equipment, net(1)	11,561
Prepaid expenses	29
Income tax receivable	1,138
Deferred taxes, net(1)	(762)
Accrued interest receivable	689
Cash surrender value of bank owned life insurance	8,884
Core deposit intangible	802
Other assets	2,368
Total assets acquired	424,592

Liabilities assumed:
Deposits	342,263
FHLB advances	34,551
Accrued interest payable	20
Accrued expenses	419
Reserve for unused commitments	59
Other liabilities	93
Total liabilities assumed	377,405
Net assets acquired	$47,187

Purchase consideration:
Fair value of shares of BCAL issued in the merger	$64,596
Fair value of unvested stock options assumed	692
Less: repurchase of dissenter’s rights	(21)
Total purchase consideration	65,267
Goodwill recognized(1)	$18,080

(1)	During the year ended December 31, 2022, the Bank finalized its allocation of purchase consideration to the net assets acquired from BSCA. As a result, the Bank reduced its preliminary valuation of premises and equipment, net by $1.6 million, with an increase of $464 thousand to deferred taxes based on the change in the allocated fair value of premises and equipment, net and the finalization of initial accounting for income taxes. These adjustments resulted in a $1.0 million increase to goodwill (See Note 7 - Goodwill and Other Intangible Assets).

145

Goodwill represents the excess of the purchase consideration over the fair value of the net assets acquired and was primarily attributable to the expected synergies and economies of scale expected from combining the operations of the Company and BSCA. Goodwill is not deductible for U.S. income tax purposes and is not amortized. Rather, goodwill is tested for impairment annually, or more frequently if events or changes in circumstances indicate that it might be impaired, by comparing its carrying value to the reporting unit’s fair value.

The core deposit intangible will be amortized over the expected account retention period, which was originally estimated at approximately 10 years or 120 months. The core deposit intangible will be evaluated periodically to determine the reasonableness of the projected amortization period by comparing actual deposit retention to projected retention.

The following table presents the amounts that comprise the fair value of loans acquired, excluding PCI loans, from BSCA at October 1, 2021:

(dollars in thousands)	Loans
Contractual amounts receivable	$323,047
Contractual cash flows not expected to be collected	(2,625)
Expected cash flows, net	320,422
Interest component of expected cash flows	(51,611)
Fair value of acquired loans	$268,811

There were no PCI loans acquired from BSCA at October 1, 2021.

The following table presents the total revenue and net income amounts related to BSCA’s operations included in the Company’s consolidated statements of income from the acquisition date of October 1, 2021 through December 31, 2021:

Year Ended December 31,
(dollars in thousands)	2021
Net interest income and noninterest income	$3,058
Net income	$1,832

The following supplemental pro forma information presents certain financial results for the years ended December 31, 2021 as if the acquisition of BSCA was effective as of January 1, 2021. The supplemental unaudited pro forma financial information included in the table below is based on various estimates and is presented for informational purposes only and does not indicate the financial condition or results of operations of the combined company that would have been achieved for the periods presented had the transactions been completed as of the date indicated or that may be achieved in the future.

146

Supplemental unaudited pro forma financial information:	Year Ended December 31,
(dollars in thousands)	2021
Net interest income and noninterest income	$77,839
Net income	11,427
Net income per share:
Basic	$0.79
Diluted	$0.77

NOTE 3 - INVESTMENT SECURITIES

Debt Securities

Debt securities have been classified as either held-to-maturity or available-for-sale securities in the consolidated balance sheets according to management’s intent.

There were no held-to-maturity debt securities at December 31, 2021. The amortized cost of held-to-maturity debt securities and their approximate fair values at December 31, 2022 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2022
Taxable municipal	$550	$—	$(105)	$445
Tax exempt bank-qualified municipals	53,396	—	(5,935)	47,461
	$53,946	$—	$(6,040)	$47,906

The amortized cost of available-for-sale debt securities and their approximate fair values at December 31 were as follows:

(dollars in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2022
U.S. government and agency and government sponsored enterprise securities:
Mortgage-backed securities	$27,029	$—	$(3,734)	$23,295
SBA securities	7,988	16	(132)	7,872
U.S. Treasury	6,652	—	(700)	5,952
U.S. Agency	7,025	—	(842)	6,183
Collateralized mortgage obligations	47,778	20	(3,375)	44,423
Taxable municipal	4,403	36	(211)	4,228
Tax exempt bank-qualified municipals	20,777	163	(313)	20,627
	$121,652	$235	$(9,307)	$112,580
December 31, 2021
U.S. government and agency securities:
Mortgage-backed securities	$17,419	$10	$(114)	$17,315
SBA securities	11,421	37	(58)	11,400
U.S. Treasury	2,863	—	(82)	2,781
U.S. Agency	6,500	—	(21)	6,479
Collateralized mortgage obligations	10,398	12	(122)	10,288
Taxable municipals	5,314	228	(20)	5,522
Tax exempt bank-qualified municipals	1,706	76	—	1,782
	$55,621	$363	$(417)	$55,567

147

The amortized cost and estimated fair value of all held-to-maturity and available-for-sale debt securities as of December 31, 2022 by contractual maturities are shown below. Expected maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	Held-to-Maturity		Available-for-Sale
(dollars in thousands)	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in one year or less	$—	$—	$1,638	$1,616
Due after one year through five years	—	—	20,232	19,034
Due after five years through ten years	6,965	6,441	25,168	22,096
Due after ten years	46,981	41,465	74,614	69,834
	$53,946	$47,906	$121,652	$112,580

At December 31, 2022, there were no holdings of securities of any one issuer, other than the U.S. Government and its agencies, in an amount greater than 10% of our shareholders’ equity.

During the years ended December 31, 2022 and 2021, proceeds received from sales of available-for-sale debt securities totaled $22.5 million and $2.8 million and the associated gross realized loss was $994 thousand and gross realized gain was $46 thousand. Total proceeds received from maturities and paydowns of available-for-sale debt securities were $11.2 million and $5.6 million during the years ended December 31, 2022 and 2021. Total proceeds received from maturities and paydowns of held-to-maturity debt securities were $74 thousand during the year ended December 31, 2022. There were $101.1 million and $26.0 million in purchases of available-for-sale debt securities during the years ended December 31, 2022 and 2021. There were $54.3 million in purchases of held-to-maturity during the year ended December 31, 2022. The Company did not have any held-to-maturity securities as of and for the year ended December 31, 2021. The Company acquired $14.0 million of available-for-sale debt securities from the merger with BSCA in 2021.

148

The gross unrealized losses and related estimated fair values of all available-for-sale debt securities and held-to-maturity debt securities, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2022 and 2021 are summarized as follows:

	Less than 12 Months		12 Months or Longer		Total
(dollars in thousands)	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Estimated Fair Value
December 31, 2022:
Available-for-sale debt securities:
Mortgage-backed securities:	$(1,337)	$9,888	$(2,397)	$13,407	$(3,734)	$23,295
SBA securities	(1)	202	(131)	2,258	(132)	2,460
U.S. Treasury	(277)	3,563	(423)	2,389	(700)	5,952
Agency	(51)	474	(791)	5,709	(842)	6,183
Collateralized mortgage obligations	(2,169)	35,331	(1,206)	6,029	(3,375)	41,360
Taxable Municipals	(75)	3,318	(136)	373	(211)	3,691
Tax Exempt Bank-Qualified Municipals	(313)	14,081	—	—	(313)	14,081
Other Debt Securities	—	—	—	—	—	—
	$(4,223)	$66,857	$(5,084)	$30,165	$(9,307)	$97,022

Held-to-maturity debt securities:
Taxable Municipals	$—	$—	$(105)	$445	$(105)	$445
Tax Exempt Bank-Qualified Municipals	(5,935)	47,461	—	—	(5,935)	47,461
	$(5,935)	$47,461	$(105)	$445	$(6,040)	$47,906
December 31, 2021:
U.S. government and agency securities:
Mortgage-backed securities:	$(114)	$14,834	$—	$—	$(114)	$14,834
SBA securities	(58)	6,406	—	—	(58)	6,406
U.S. Treasury	(82)	2,781	—	—	(82)	2,781
Agency	(21)	6,479	—	—	(21)	6,479
Collateralized mortgage obligations	(122)	7,856	—	—	(122)	7,856
Taxable Municipals	(20)	490	—	—	(20)	490
Tax Exempt Bank-Qualified Municipals	—	—	—	—	—	—
Other Debt Securities	—	—	—	—	—	—
	$(417)	$38,846	$—	$—	$(417)	$38,846

As of December 31, 2022, the Company had a total of 61 held-to-maturity debt securities in a gross unrealized loss position, including one security with total unrealized losses of $105 thousand that had been in a continual loss position for twelve months and over.

As of December 31, 2022, the Company had a total of 88 available-for-sale debt securities in a gross unrealized loss position, consisting 43 securities with total unrealized losses of $5.1 million that had been in a continual loss position for twelve months and over. As of December 31, 2021, the Company had a total of 40 available-for-sale debt securities in a gross unrealized loss position. There were no securities that had been in a continual loss position for twelve months and over. Such unrealized losses on these investment securities have not been recognized into income.

149

Management evaluates debt securities for other-than-temporary impairment, taking into consideration the extent and length of time the fair value has been less than cost, the financial condition of the issuer and whether the Company has the intent and ability to retain the investment for a period of time sufficient to allow for any anticipated recovery in fair value. As of December 31, 2022 and 2021, no unrealized losses are deemed to be other-than-temporary.

There were no debt securities pledged at December 31, 2022. There were debt securities with a carrying value of $7.9 million were pledged to secure credit facilities at the FHLB at December 31, 2021.

Restricted Stock

As a member of the Federal Reserve System, the Company must hold stock of the Federal Reserve Bank of San Francisco in an amount equal to 3% of the Company’s common stock and additional paid-in capital. An investment in the equity stock of the FHLB of San Francisco is required for membership; the amount of the required investment is a function of the Company’s outstanding mortgage assets and outstanding advances from the FHLB.

The table below summarizes the Company’s restricted stock investments at December 31:

(dollars in thousands)	2022	2021
Federal Reserve Bank	$7,318	$5,268
Federal Home Loan Bank	7,225	7,225
	$14,543	$12,493

During the year ended December 31, 2022, the Company purchased $2.1 million of Federal Reserve Bank stock, and there were no purchases of FHLB stock. During the year ended December 31, 2021, the Company acquired $1.6 million in FHLB stock in the BSCA merger and purchased $1.3 million of Federal Reserve Bank stock and $1.0 million of FHLB stock.

Other Equity Securities Without A Readily Determinable Fair Value

The Company also has equity securities in the form of capital stock invested in two different banker’s bank stocks which totaled $351 thousand and $350 thousand at December 31, 2022 and 2021. These equity securities are reported in other assets in the consolidated balance sheets. During the years ended December 31, 2022 and 2021, the Company evaluated the carrying value of these equity securities and determined that they were not impaired, and no loss related to changes in the fair value of these equity securities was recognized.

150

The Company has other equity investments, including affordable housing investments and an investment in a technology venture capital fund focused on the intersection of the Fintech and Community Banking. At December 31, 2022 and 2021, the balance of these investments, which is included in other assets in the consolidated balance sheets, was $4.6 million and $1.8 million, respectively. These equity securities are measured using the equity method of accounting when the Company’s ownership interest in such investments exceeds 5%, or carried at cost less impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for the identical or similar investments of the same issuer. Cash distributions from the investments that are considered earnings are recorded in noninterest income in the consolidated statements of income, while distributions considered return of capital are recorded as a reduction of the Company’s investment. During the year ended December 31, 2022, there were $2.8 million capital contributions made to these equity investments and there was $95 thousand of cash distributions that were recorded in noninterest income. During the year ended December 31, 2021, there were no capital contributions made to these equity investments and there was a $9 thousand cash distribution that was recorded in noninterest income. At December 31, 2022 and 2021, the Company evaluated the carrying value of these equity investments and determined they were not impaired, and no loss was recognized related to changes in the fair value.

The Company has also invested in a limited partnership that operates affordable housing projects that qualify for and have received an allocation of federal and/or state low-income housing tax credits. This tax credit investment is reported in other assets in the consolidated balance sheets, and is recorded net of accumulated amortization, using the proportional amortization method. The unfunded portion of these investments is included in other liabilities in the consolidated balance sheets. The aggregate funding commitment for this investment was $2.0 million, of which $122 thousand was funded during the year ended December 31, 2022. At December 31, 2022, the net tax credit investment totaled $2.0 million, and the remaining unfunded commitment was $1.9 million. The Company’s maximum loss exposure to this investment is limited to the Company’s investment balance, which was $2.0 million at December 31, 2022. At December 31, 2022, the Company evaluated the carrying value of this tax credit equity investment and determined it was not impaired, and no loss was recognized related to changes in the fair value.

NOTE 4 - LOANS

Loans Held for Investment

The Company’s loan portfolio consists primarily of loans to borrowers within its Southern California markets in San Diego, Orange, Ventura, Los Angeles, and Riverside counties, as well as the Inland Empire. Although the Company seeks to avoid concentrations of loans to a single industry or based upon a single class of collateral, real estate and real estate associated businesses are among the principal industries in the Company’s market area. The Company’s loan portfolio in real estate secured credit represented 82% of total loans at December 31, 2022. The Company also originates SBA loans either for sale to institutional investors or for retention in the loan portfolio. Loans identified as held for sale are carried at the lower of carrying value or market value and separately designated as such in the consolidated financial statements. A portion of the Company’s revenues are from origination of loans guaranteed by the SBA under its various programs and sale of the guaranteed portions of the loans. Funding for these loans depends on annual appropriations by the U.S. Congress.

151

The composition of the Company’s loan portfolio at December 31, 2022 and 2021 was as follows:

(dollars in thousands)	2022	2021
Construction and land development	$239,067	$77,629
Real estate - other:
1-4 family residential	144,322	133,993
Multifamily residential	218,606	175,751
Commercial real estate and other	958,676	766,824
Commercial and industrial (1)	331,644	349,023
Consumer	5,458	1,528
Loans (2)	1,897,773	1,504,748
Allowance for loan losses	(17,099)	(11,657)
Net loans	$1,880,674	$1,493,091

1.	Includes PPP loans with total outstanding principal of $3.6 million and $60.3 million and net unearned fees of $76 thousand and $1.6 million at December 31, 2022 and 2021.
2.	Loans held for investment includes net unearned fees of $3.3 million and $2.8 million and net unearned discount of $1.8 million and $2.8 million at December 31, 2022 and 2021.

The Company has pledged $1.34 billion of loans with FHLB under a blanket lien, of which an unpaid principal balance of $834.7 million was considered as eligible collateral under this secured borrowing arrangement and loans with unpaid principal balance of $12.7 million were pledged as collateral under a secured borrowing arrangement with the Federal Reserve as of December 31, 2022. See Note 9 – Borrowing Arrangements for additional information regarding the FHLB and Federal Reserve secured lines of credit.

A summary of the changes in the ALL as of December 31 follows:

(dollars in thousands)	2022	2021
Balance, beginning of year	$11,657	$10,255
Provision for loan losses	5,450	1,200
Charge-offs	(21)	—
Recoveries	13	202
Net (charge-offs) recoveries	(8)	202
Balance, end of year	$17,099	$11,657

152

A summary of allowance of loan losses and loan balance disclosed by portfolio segment and also by loans individually evaluated and loans collectively evaluated for impairment as of December 31, 2022 and 2021 and for the years then ended follows:

(dollars in thousands)	Construction and Land Development	Real Estate - Other	Commercial & Industrial	Consumer	Total
December 31, 2022
Allowance for loan losses:
Beginning of year	$666	$8,441	$2,548	$2	$11,657
Provisions	1,635	3,250	539	26	5,450
Charge-offs	—	—	(21)	—	(21)
Recoveries	—	—	13	—	13
End of year	$2,301	$11,691	$3,079	$28	$17,099

Specific reserves	$—	$7	$—	$—	$7
General reserves	2,301	11,684	3,079	28	17,092
	$2,301	$11,691	$3,079	$28	$17,099

Loans evaluated for impairment:
Individually	$—	$41	$—	$—	$41
Collectively	239,067	1,321,563	331,644	5,458	1,897,732
	$239,067	$1,321,604	$331,644	$5,458	$1,897,773

December 31, 2021
Allowance for loan losses:
Beginning of year	$443	$7,356	$2,413	$43	$10,255
Provisions (reversals)	223	1,064	(42)	(45)	1,200
Charge-offs	—	—	—	—	—
Recoveries	—	21	177	4	202
End of year	$666	$8,441	$2,548	$2	$11,657

Specific reserves	$—	$15	$16	$—	$31
General reserves	666	8,426	2,532	2	11,626
	$666	$8,441	$2,548	$2	$11,657

Loans evaluated for impairment:
Individually	$—	$743	$58	$8	$809
Collectively	77,629	1,075,825	348,965	1,520	1,503,939
	$77,629	$1,076,568	$349,023	$1,528	$1,504,748

153

The Company’s methodology for estimating the ALL results in a range of potential reserves, including an estimate primarily based on the Company’s historical loss factors for collective impairment and also a high and low range based on analysis of peer data for collective impairment factors.

The Company categorizes loans using risk ratings based on relevant information about the ability of borrowers to service their debt such as current financial information, historical payment experience, collateral adequacy, credit documentation, and current economic trends, among other factors. Larger, non-homogeneous loans such as CRE and C&I loans are analyzed individually for risk rating assessment. For purposes of risk classification, 1-4 Family Residential loans for investment purposes are evaluated with CRE loans. This analysis is performed on an ongoing basis as new information is obtained. The Company uses the following definitions for risk ratings:

Pass - Loans classified as pass include loans not meeting the risk ratings defined below.

Special Mention - Loans classified as special mention have a potential weakness that deserves management’s close attention. If left uncorrected, these potential weaknesses may result in deterioration of the repayment prospects for the loan or of the institution’s credit position at some future date.

Substandard - Loans classified as substandard are inadequately protected by the current net worth and paying capacity of the obligor or of the collateral pledged, if any. Loans so classified have a well-defined weakness or weaknesses that jeopardize the liquidation of the debt. They are characterized by the distinct possibility that the institution will sustain some loss if the deficiencies are not corrected.

Impaired - A loan is considered impaired, when, based on current information and events, it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement. Additionally, all loans classified as TDRs are considered impaired.

Based on the most recent analysis performed, the risk category of loans by class of loans as of December 31, 2022 and 2021 follows:

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
December 31, 2022
Construction and land development	$238,965	$—	$102	$—	$239,067
Real estate - other:
1-4 family residential	143,284	999	—	39	144,322
Multifamily residential	218,606	—	—	—	218,606
Commercial real estate and other	956,649	—	2,025	2	958,676
Commercial and industrial	323,999	6,057	1,588	—	331,644
Consumer	5,458	—	—	—	5,458
	$1,886,961	$7,056	$3,715	$41	$1,897,773

154

(dollars in thousands)	Pass	Special Mention	Substandard	Impaired	Total
December 31, 2021
Construction and land development	$77,519	$—	$110	$—	$77,629
Real estate - other:
1-4 family residential	133,872	—	53	68	133,993
Multifamily residential	175,751	—	—	—	175,751
Commercial real estate and other	764,864	39	1,246	675	766,824
Commercial and industrial	346,702	1,775	488	58	349,023
Consumer	1,520	—	—	8	1,528
	$1,500,228	$1,814	$1,897	$809	$1,504,748

A summary of past due loans, loans still accruing and nonaccrual loans as of December 31, 2022 and 2021 follows:

	Still Accruing
(dollars in thousands)	30-89 Days Past Due	Over 90 Days Past Due	Nonaccrual
December 31, 2022
Construction and land development	$—	$—	$—
Real estate:
1-4 family residential	—	—	39
Multifamily residential	—	—	—
Commercial real estate and other	—	—	2
Commercial and industrial	—	—	—
Consumer	—	—	—
	$—	$—	$41

	Still Accruing
(dollars in thousands)	30-89 Days Past Due	Over 90 Days Past Due	Nonaccrual
December 31, 2021
Construction and land development	$—	$—	$—
Real estate:
1-4 family residential	569	—	68
Multifamily residential	—	—	—
Commercial real estate and other	—	—	675
Commercial and industrial	477	—	58
Consumer	—	—	8
	$1,046	$—	$809

155

Below is a summary of the Company’s recorded investment in impaired loans disclosed by loan type outstanding at December 31, 2022 and 2021.

(dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2022
Construction and land development	$—	$—	$—	$—	$—
Real estate:
1-4 family residential	86	39	7	43	—
Multifamily residential	—	—	—	—	—
Commercial real estate and other	13	2	—	2	—
Commercial and Industrial	—	—	—	—	—
Consumer	—	—	—	—	—
	$99	$41	$7	$45	$—

(dollars in thousands)	Unpaid Principal Balance	Recorded Investment	Related Allowance	Average Recorded Investment	Interest Income Recognized
December 31, 2021
Construction and land development	$—	$—	$—	$—	$—
Real estate:
1-4 family residential	182	68	15	77	—
Multifamily residential	—	—	—	—	—
Commercial real estate and other	1,023	675	—	172	—
Commercial and industrial	992	66	16	99	—
Consumer	—	—	—	—	—
	$2,197	$809	$31	$348	$—

There were no additional funds committed to be advanced on impaired loans at December 31, 2022.

The Company did not have any loans that have been modified in TDRs as of December 31, 2022 and 2021. There were no loans modified during 2022 and 2021 which resulted in a TDR.

Loans Held for Sale

During the year ended December 31, 2022, the Company expanded the SBA division. At December 31, 2022, the Company had loans held for sale, consisting of SBA 7(a) loans totaling $9.0 million. The Company accounts for loans held for sale at the lower of carrying value or fair value. At December 31, 2022, the fair value of loans held for sale totaled $9.6 million. There were no loans held for sale at December 31, 2021.

156

NOTE 5 - TRANSFERS AND SERVICING OF FINANCIAL ASSETS

The Company has originated loans that are serviced for others, including loans partially guaranteed by the SBA, some of which have been sold in the secondary market, as well as CRE loans, C&I loans participated with various other financial institutions and the special purpose vehicle (“SPV”) participations for the Main Street loans. The loans serviced for others are accounted for as sales and are therefore not included in the accompanying consolidated balance sheets. Loans serviced for others totaled $59.4 million and $29.6 million at December 31, 2022 and 2021. This includes SBA loans serviced for others of $30.3 million at December 31, 2022, and $17.9 million at December 31, 2021, for which there was a related servicing asset of $514 thousand and $170 thousand, respectively.

Consideration for each SBA loan sale includes the cash received and a related servicing asset. The Company receives servicing fees ranging from 0.25% to 1.00% for the services provided over the life of the loan. The servicing asset is based on the estimated fair value of these future cash flows to be collected. The risks inherent in SBA servicing assets primarily relates to accelerated prepayment of loans in excess of what was originally modeled driven by changes in interest rates and a reduction in the estimated future cash flows.

The servicing asset activity includes additions from loan sales with servicing retained, and reductions from amortization as the serviced loans are repaid and servicing fees are earned. A summary of change in the SBA servicing asset as of December 31 follows:

(dollars in thousands)	2022	2021
Balance, beginning of year	$170	$306
Additions	422	—
Amortization (1)	(78)	(136)
Balance, end of year	$514	$170

(1) Included accelerated amortization of $40 thousand and $47 thousand for the years ended December 31, 2022 and 2021.

SBA 7(a) loans sold during the years ended December 31, 2022 totaled $20.0 million resulting in total gains on sale of SBA loans of $1.3 million. There were no SBA 7(a) loans sold during the year ended December 31, 2021.

The fair value of the servicing asset approximated its carrying value at December 31, 2022. The significant assumptions used in the valuation of the SBA servicing asset at December 31, 2022 included a weighted average discount rate of 19.1%, ranging from 13.9% to 34.3% and a weighted average prepayment speed assumption of 17.0%, ranging from 9.7% to 41.2%.

Net servicing fees, a component of noninterest income, represent contractually specified servicing fees reported net of the servicing asset amortization. Net servicing fees totaled $124 thousand and $82 thousand for the years ended December 31, 2022 and 2021 including contractually specified servicing fees of $202 thousand and $218 thousand, offset by the servicing rights amortization of $78 thousand and $136 thousand.

157

NOTE 6 - PREMISES AND EQUIPMENT AND LEASES

A summary of premises and equipment as of December 31 follows:

(dollars in thousands)	2022	2021
Land	$5,386	$8,916
Building	4,766	7,536
Leasehold improvements	5,351	3,774
Furniture & fixtures	2,228	1,900
Computer & other equipment	3,648	3,046
	21,379	25,172
Less: Accumulated depreciation and amortization	(7,045)	(5,533)
Total	$14,334	$19,639

Depreciation and amortization expense on premises and equipment was $1.6 million and $1.4 million for the years ended December 31, 2022 and 2021. During the year ended December 31, 2022, the Company sold a building and related fixed assets that were acquired as part of the BSCA acquisition in 2021, and recorded a loss on sale of $768 thousand.

Substantially all leases are operating leases for corporate offices and branch locations and loan production offices. The amount of the lease liability and ROU asset is impacted by the lease term and the discount rate applied to determine the present value of future lease payments. The remaining terms of operating leases range from 4 months to 10.5 years. Most leases include one or more options to renew, with renewal terms that can extend the lease term by varying amounts. The exercise of renewal options is at the sole discretion of the Company. Renewal option periods were not included in the measurement of ROU assets and lease liabilities as they are not considered reasonably certain of exercise.

During the year ended December 31, 2022, the Company recognized $136 thousand additional impairment of ROU assets for the branch office in La Jolla, California. Management decided to halt the opening of a new branch office in La Jolla, California and the Company recognized a $287 thousand impairment of the ROU assets during the year ended December 31, 2021. The impairment of the ROU assets was based on a discounted cash flow of lease payments net of sublease income. The impairment charges are included in occupancy and equipment expenses in the consolidated statements of income for the years ended December 31, 2022 and 2021.

158

The ROU assets, lease liabilities and supplemental information at December 31 are shown below.

(dollars in thousands)	2022	2021
Operating lease ROU assets	$8,607	$8,069
Operating lease liability	$11,055	$9,002
Weighted average remaining lease term, in years	5.69	5.04
Weighted average discount rate	5.6%	5.5%

The Company’s lease expense is recorded in premises and occupancy expense in the consolidated statements of income. The following table presents the components of lease expense for the years ended December 31:

(dollars in thousands)	2022	2021
Lease costs:
Operating lease	$2,569	$2,247
Short-term lease	177	157
Total lease costs	$2,746	$2,404

Other information:
Cash paid for amounts included in lease liabilities	$2,615	$2,404
ROU assets obtained for new operating lease obligations	$4,349	$3,463

Lease liabilities as of December 31, 2022, mature as indicated below:

(dollars in thousands)	Amount
Twelve months ending December 31:
2023	$2,755
2024	2,611
2025	1,817
2026	1,614
2027	1,481
Thereafter	2,971
Total future minimum lease payments	13,249
Less: imputed interest	2,194
Present value of net future minimum lease payments	$11,055

159

NOTE 7 - GOODWILL AND OTHER INTANGIBLE ASSETS

Goodwill is the excess purchase price over the fair value of all identifiable assets and liabilities acquired and totals $37.8 million and $36.8 million at December 31, 2022 and 2021, which included $18.1 million recognized in the BSCA acquisition (refer to Note 2 – Business Combinations). Current accounting standards require that goodwill be reviewed for impairment at least annually. The Company has performed a qualitative assessment for potential impairment as of December 31, 2022 and 2021, and as a result of that assessment has determined that there has been no impairment to the goodwill that was recorded as a result of fair value accounting for business combinations. The following table presents changes in the carrying amount of goodwill for the periods indicated:

(dollars in thousands)	2022	2021
Beginning of the year	$36,784	$19,723
Goodwill from business combination	—	17,061
Adjustments to goodwill(1)	1,019	—
End of year	$37,803	$36,784

(1)	During the year ended December 31, 2022, the Bank finalized its allocation of purchase consideration to the net assets acquired from BSCA resulting in a $1.0 million increase to goodwill.

As a result of three acquisitions completed from 2010 through 2014, each of which included branch offices in the Coachella Valley, the Company recorded core deposit intangibles totaling $1.1 million. In 2018, the Company recorded $2.5 million of core deposit intangibles for the branch offices located in the Los Angeles market as a result of the Americas United Bank acquisition. In 2020, the Company acquired CalWest Bank and recorded core deposit intangibles of $47 thousand related to branch offices primarily in Orange County. In 2021, the Company acquired BSCA and recorded core deposit intangibles of $802 thousand. Core deposit intangibles are being amortized over periods of seven to ten years. As of December 31, 2022, the weighted-average remaining amortization period for core deposit intangibles was approximately 7 years.

For the years ended December 31, 2022 and 2021, the Company recognized the CDI amortization indicated in the table below.

(dollars in thousands)	2022	2021
Gross balance, beginning of year	$4,185	$3,675
Additions	—	802
Reduction from branch sale	—	(292)
Gross balance, end of year	$4,185	$4,185

Accumulated amortization:
Balance, beginning of year	$(2,163)	$(1,799)
Amortization	(438)	(364)
Balance, end of period	(2,601)	(2,163)
Net core deposit intangible, end of year	$1,584	$2,022

160

Future estimated amortization expense for each of the next five years is as follows:

(dollars in thousands)	Amount
2023	$355
2024	271
2025	248
2026	227
2027	205
Thereafter	278
$1,584

NOTE 8 - DEPOSITS

Time deposits that exceeded the FDIC insurance limit of $250,000 amounted to $84.6 million and $35.7 million as of December 31, 2022 and 2021. The Company participates in a state public deposits program that allows it to receive deposits from the state or from political subdivisions within the state in amounts that would not be covered by the FDIC. This program provides a stable source of funding to the Company. As of December 31, 2022, total collateralized deposits, including the deposits of State of California and their public agencies, were $14.4 million and were collateralized by letters of credit issued by the FHLB under the Company’s secured line of credit with the FHLB. See Note 9 – Borrowing Arrangements for additional information regarding the FHLB secured line of credit.

At December 31, 2022, the scheduled maturities of time deposits are as follows:

(dollars in thousands)	Amount
2023	$113,212
2024	10,313
2025	2,169
2026	4,012
2027	73
$129,779

161

NOTE 9 - BORROWING ARRANGEMENTS

A summary of outstanding borrowings as of December 31 follows:

(dollars in thousands)	2022	2021
FHLB advances	$50,000	$—
Subordinated notes	17,770	17,675
Junior Subordinated Debentures	—	2,734
Total borrowings	$67,770	$20,409

Federal Home Loan Bank Secured Line of Credit

At December 31, 2022, the Company had a secured line of credit of $442.9 million from the FHLB, of which $374.4 million was available. This secured borrowing arrangement is collateralized under a blanket lien on qualifying real estate loans and is subject to the Company providing adequate collateral and continued compliance with the Advances and Security Agreement and other eligibility requirements established by the FHLB. At December 31, 2022, the Company had pledged qualifying loans with an unpaid principal balance of $834.7 million for this line. In addition, at December 31, 2022, the Company used $18.5 million of its secured FHLB borrowing capacity by having the FHLB issue letters of credit to meet collateral requirements for deposits from the State of California and other public agencies.

The Company had an overnight borrowing of $50 million with an interest rate of 4.65% at December 31, 2022. There were no outstanding FHLB borrowings at December 31, 2021.

Federal Reserve Bank Secured Line of Credit

The Company has credit availability of $11.3 million at the Federal Reserve discount window to the extent of collateral pledged. At December 31, 2022, the Company had pledged qualifying loans with a book value of $12.7 million as collateral through the Borrower-in-Custody (“BIC”) program. The Company had no discount window borrowings at December 31, 2022 or 2021.

Federal Funds Unsecured Lines of Credit

The Company has three overnight unsecured credit lines from correspondent banks totaling $75.0 million. The lines are subject to annual review. There were no outstanding borrowings under these lines at December 31, 2022 and 2021.

Fixed-to-Floating Rate Subordinated Notes

On May 28, 2020, the Company issued $18 million of 5.50% Fixed-to-Floating Rate Subordinated Notes Due 2030 (the “Notes”). The Notes mature March 25, 2030 and accrue interest at a fixed rate of 5.50% through the fixed-rate period to March 26, 2025, after which interest accrues at a floating rate of 90-day SOFR plus 350 basis points, until maturity, unless redeemed early, at the Company’s option, after the end of the fixed-rate period. Issuance costs of $475 thousand were incurred and are being amortized over the first 5-year fixed term of the Notes; unamortized issuance costs at December 31, 2022 and 2021, were $230 thousand and $325 thousand, respectively. The net unamortized issuance costs are netted against the balance and recorded in borrowings in the consolidated balance sheets. The amortization expenses are recorded in the interest expense on the consolidated statements of income. At December 31, 2022, the Company was in compliance with all covenants and terms of the Notes.

162

Junior Subordinated Debentures

In the acquisition of CalWest Bancorp, the Company assumed $3.1 million of junior subordinated deferrable interest debentures (the “Junior Subordinated Debentures”) which were issued to CalWest Statutory Trust I (the “Trust”). The Company also acquired a 3% common interest in the Trust, which was comprised of mandatorily redeemable preferred securities. At acquisition, the Junior Subordinated Debentures were valued at a premium of $408 thousand which was included in the initial carrying value of subordinated securities, which was being amortized over the remaining term of the borrowing. The Junior Subordinated Debentures mature September 17, 2033. In June of 2022, the Company decided to fully redeem the Junior Subordinated Debentures before the maturity date. The Company recorded a loss of $347 thousand related to the unamortized premium at the time of early redemption in the other expenses of the consolidated statements of income for the year ended December 31, 2022.

NOTE 10 - INCOME TAXES

The income tax expense for the years ended December 31, is comprised of the following:

(dollars in thousands)	2022	2021
Current tax expense:
Federal	$5,257	$2,152
State	3,163	1,188
Total current tax expense	8,420	3,340
Deferred taxes:
Federal	(1,631)	58
State	(919)	79
Total deferred taxes	(2,550)	137
Total income tax expense	$5,870	$3,477

163

A comparison of the federal statutory income tax rates to the Company’s effective income tax rates at December 31 follows:

	2022		2021
(dollars in thousands)	Amount	Rate	Amount	Rate
Statutory federal income tax provision	$4,617	21.0%	$2,979	21.0%
State taxes	1,819	8.3%	1,246	8.8%
Employee stock-based compensation	(163)	(0.8)%	(876)	(6.2)%
Merger expenses	—	0.0%	185	1.3%
Bank owned life insurance	(313)	(1.4)%	(165)	(1.2)%
Other	(90)	(0.4)%	108	0.8%
	$5,870	26.7%	$3,477	24.5%

For the years ended December 31, 2022 and 2021, income tax expense was $5.9 million and $3.5 million resulting in an effective income tax rate of 26.7% and 24.5%. Our effective tax rate is slightly lower than the statutory rate of 29.6% for the years ended December 31, 2022 and 2021 due primarily to the tax effect of stock-based compensation, BOLI income, and tax-exempt interest income.

The Company is subject to federal income and California franchise tax. Income tax returns for the years ended after December 31, 2018 are open to audit by federal authorities and income tax returns for the years ending after December 31, 2017 are open to audit by California authorities. There were no interest and penalties related to unrecognized tax benefits in income tax expense at December 31, 2022 and 2021. The total amount of unrecognized tax benefits was zero at December 31, 2022 and 2021.

164

Deferred taxes are a result of differences between income tax accounting and generally accepted accounting principles with respect to income and expense recognition. The following is a summary of the components of the net deferred tax asset accounts recognized in the accompanying consolidated balance sheets at December 31:

(dollars in thousands)	2022	2021
Deferred tax assets:
Allowance for loan losses	$5,036	$3,449
Organizational expenses	85	92
Stock-based compensation	1,203	582
Fair value adjustment on acquired loans	298	464
Net operating loss carryforward	1,544	1,643
Accrued expenses	718	812
California franchise tax	674	250
Operating Lease liabilities	3,268	2,661
Unrealized loss on securities available for sale	2,633	16
Other	388	982
Total deferred tax assets	15,847	10,951

Deferred tax liabilities:
Deferred loan costs	(1,202)	(954)
Core deposit intangibles	(649)	(750)
Depreciation differences	(361)	(1,098)
Right of use asset	(2,544)	(2,385)
Other	(392)	(695)
Total deferred tax liabilities	(5,148)	(5,882)
Net deferred tax assets	$10,699	$5,069

Section 382 of the Internal Revenue Code imposes an annual limitation on a corporation’s ability to use any net unrealized built-in losses and other tax attributes, such as net operating loss and tax credit carryforwards, when it undergoes a greater than 50% ownership change over a designated testing period not to exceed three years.

On June 29, 2020, California Assembly Bill 85 (A.B. 85) was signed into law. A.B. 85 suspends the use of the net operating loss (“NOL”) for the 2020, 2021, and 2022 tax years. For NOL incurred in tax years before 2020 for which a deduction is denied, the carryover period is extended by three years. On February 9, 2022, Senate Bill 113 (“S.B. 113”) S.B. 113 was signed into law, and among other changes, S.B. 113 reinstates the California NOL deductions for tax years beginning in 2022, in effect shortening the suspension period for NOL deductions from A.B. 85 by one year.

As a result of the acquisition of CalWest, the Company has federal and California Section 382 limited net operating loss carryforwards of approximately $5.0 million and $5.7 million at December 31, 2022, which are scheduled to begin expiring in 2029 for federal and 2031 for California. The federal and California net operating loss carryforwards are subject to annual limitations of $381 thousand each year. The Company expects to fully utilize the recorded federal and California net operating loss carryforwards before they expire.

165

NOTE 11 - EARNINGS PER SHARE (“EPS”)

The following is a reconciliation of net income and shares outstanding to the income and number of shares used to compute EPS:

(dollars in thousands, except share and per share data)	2022	2021
Net income	$16,113	$10,709

Weighted average common shares outstanding - basic	17,821,545	14,404,767
Dilutive effect of outstanding:
Stock options and unvested stock grants	406,742	507,773
Weighted average common shares outstanding - diluted	18,228,287	14,912,540

Earnings per common share - basic	$0.90	$0.74
Earnings per common share - diluted	$0.88	$0.72

A total of 275,171 unvested performance based restricted stock grants have been excluded from the computation of diluted EPS for 2022 and 2021 because the performance conditions had not been met as of December 31, 2022 and 2021. At December 31, 2022 and 2021, there were 160,809 and 85,858 restricted stock units and 24,842 and 180,804 stock options, respectively, that were not included in the computation of diluted earnings per share, because they were anti-dilutive.

NOTE 12 - RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Company has granted loans to certain directors and their related interests with which they are associated. In the Company’s opinion, all loans and loan commitments to such parties are made on substantially the same terms including interest rates, and collateral, as those prevailing at the time for comparable transactions with unrelated clients.

The balance of these loans outstanding and activity in related party loans for the periods ended December 31, 2022 and 2021 follows:

(dollars in thousands)	2022	2021
Balance at beginning of year	$10,259	$7,033
New credit granted	—	3,324
Repayments (1)	(2,186)	(98)
Balance at end of year	$8,073	$10,259

(1)	During the year ended December 31, 2022, one loan with outstanding balance of $636 thousand was paid off.

166

Directors and related interests deposits at December 31, 2022 and 2021, amounted to approximately $4.7 million and $5.6 million.

The Company leases the Ramona branch office from a principal shareholder and member of our Board of Directors under an operating lease expiring in 2027 on terms considered to be prevailing in the market at the time of the lease. Total lease expense for each of 2022 and 2021 was $43 thousand and $40 thousand and future minimum lease payments under the lease were $193 thousand as of December 31, 2022.

The holding company committed to a $2.0 million investment in the Castle Creek Launchpad Fund I (“Launchpad”). Director David Volk is a member of the Investment Committee for Castle Creek Launchpad Fund I. At December 31, 2022, total capital contributions made to this investment were $315 thousand.

NOTE 13 - COMMITMENTS AND CONTINGENCIES

In the ordinary course of business, the Company enters into financial commitments to meet the financing needs of its customers. These financial commitments include commitments to extend credit and standby letters of credit. Those instruments involve to varying degrees, elements of credit and interest rate risk not recognized in the Company’s financial statements.

Commitments to extend credit are agreements to lend to a client as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total amounts do not necessarily represent future cash requirements. The Company evaluates each client’s credit worthiness on a case-by-case basis. Collateral may or may not be required based on management’s credit evaluation of the customer. The majority of the Company’s commitments to extend credit and standby letters of credit are secured by real estate.

The Company’s exposure to loan loss in the event of nonperformance on commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for loans reflected in the consolidated financial statements.

167

The Company had the following outstanding financial commitments whose contractual amount represents potential credit risk at December 31:

(dollars in thousands)	2022	2021
Commitments to extend credit	$596,349	$405,507
Letters of credit issued to customers	4,794	12,210
Commitments to contribute capital to other equity investments	6,041	5,000
	$607,184	$422,717

The Company evaluates the loss exposure for unfunded loan commitments to extend credit following the same principles used for the ALL, with consideration for experienced utilization rates on client credit lines and the inherently lower risk of unfunded loan commitments relative to disbursed commitments. The Company recognized a provision for unfunded loan commitments of $506 thousand and $600 thousand for the years ended December 31, 2022 and 2021. The provision for unfunded loan commitments is included in other expense in the consolidated statements of income. The reserve for unfunded loan commitments was $1.3 million and $804 thousand at December 31, 2022 and 2021. The reserve for unfunded loan commitments is included in other liabilities in the consolidated balance sheets.

At December 31, 2022, the Company had unfunded commitments of $6.0 million for affordable housing partnerships that qualify for low income housing tax credits and other tax benefits.

In 2016 and 2021, the Company entered into deferred compensation agreements with certain key officers. Under these agreements, the Company is obligated to provide, upon retirement, a 10-year benefit to the officers. The annual benefits range from $20 thousand to $75 thousand. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of the agreements until the expected retirement dates of the participants. The expense incurred for these agreements in 2022 and 2021 was $328 thousand and $311 thousand, respectively. The Company is a beneficiary of life insurance policies that have been purchased as a method of financing the obligated benefits under these agreements.

In the normal course of business, the Company is named or threatened to be named as a defendant in various lawsuits. The Company is from time to time engaged in various litigation matters including the defense of claims of improper or fraudulent loan practices or lending violations, and other matters, and the Company has a number of unresolved claims pending. In addition, as part of the ordinary course of business, the Company is party to litigation involving claims to the ownership of funds in particular accounts, the collection of delinquent accounts, challenges to security interests in collateral, and foreclosure interests that are incidental to our regular business activities. While the ultimate liability with respect to these other litigation matters and claims cannot be determined at this time, the Company believes that damages, if any, and other amounts relating to pending matters are not likely to be material to the consolidated balance sheets or consolidated statements of income.

168

NOTE 14 - STOCK-BASED COMPENSATION PLAN

In contemplation of the holding company reorganization, in November 2019 the Company’s Board of Directors adopted the Southern California Bancorp 2019 Omnibus Equity Incentive Plan (the “2019 Plan”). The 2019 Plan was approved by shareholders in April 2020 with a maximum number of shares of common stock that may be issued or paid out under the plan of 2,200,000. In addition, upon the completion of the bank holding company reorganization in 2020, the Bank’s 2001 Stock Option Plan and 2011 Omnibus Equity Incentive Plan were terminated and all outstanding and unexpired stock options and all shares of restricted stock outstanding under the terminated plans became equivalent awards of the Company under the 2019 Plan.

In October 2020, the Company’s Board of Directors approved increasing the maximum number of shares under the 2019 Plan by 300,000 to 2,500,000. In June 2021, the Company’s Board of Directors approved increasing the maximum number of shares under the 2019 Plan by 900,000 to 3,400,000.

In addition, the 2019 Plan permits the Company to grant additional stock options and restricted share units. The Plan provides for the granting to eligible participants such incentive awards as the Board of Directors or a committee established by the Board (the “Committee”), in its sole discretion, to administer the Plan. The Board has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each award, the vesting and exercisability of the awards and the form of consideration payable upon exercise. Stock options expire no later than ten years from the date of the grant. The 2019 Plan provides for accelerated vesting if there is a change of control, as defined in the Plan. Restricted stock units generally vest over a period of one to five years.

In connection with the BSCA merger, the Company assumed each outstanding, unexercised option to acquire shares of BSCA common stock held by BSCA officers and employees who continue to be employed by the Company immediately following the merger, other than any stock options held by BSCA’s former chief executive officer. Total unexercised stock options were 90,731, of which 65,261 shares were vested and 25,470 shares were unvested. The remaining term on the assumed stock options ranges from 2.4 years to 9.2 years. Each such option assumed by the Company, immediately following the merger, represented a stock option to purchase the same number of shares as immediately prior to the merger, except that the assumed options represented the right to purchase shares of the Company’s stock instead of shares of BSCA stock. Each assumed option has the same exercise price and is subject to substantially the same terms and conditions as immediately prior to merger, including the original vesting schedule and conditions. All outstanding unexercised options to acquire shares of BSCA common stock held by employees who are not continuing employees or by BSCA’s former chief executive officer were canceled and terminated at the effective time of the merger.

Total stock-based compensation cost related to stock options and restricted shares units was $3.7 million and $5.5 million in 2022 and 2021, respectively, and related tax benefits were approximately $1.1 million and $1.6 million in 2022 and 2021, respectively.

169

Stock Options

As of December 31, 2022, there was $166 thousand of total unrecognized compensation cost related to the outstanding stock options. The intrinsic value of stock options exercised was approximately $1.1 million and $1.7 million in 2022 and 2021, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. There were no options granted during the years ended December 31, 2022 and 2021.

A summary of changes in outstanding stock options during the years ended December 31, 2022 and 2021 are presented below:

(dollars in thousands, except share data)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2022
Outstanding at beginning of year	536,651	$9.36
Granted	—	$—
Exercised	(136,100)	$7.41
Forfeited	(73,683)	$12.18
Outstanding at end of year	326,868	$9.53	4.3 Years	$2,385
Options exercisable	279,213	$9.13	3.9 Years	$2,151

(dollars in thousands, except share data)	Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
December 31, 2021
Outstanding at beginning of year	783,000	$9.22
Granted	—	$—
Rollover options (1)	90,731	$7.40
Exercised	(303,100)	$8.06
Forfeited	(33,980)	$12.51
Outstanding at end of year	536,651	$9.36	5.0 Years	$3,021
Options exercisable	391,661	$8.51	4.3 Years	$2,538

(1) Amounts relate to rollover stock options issued to BSCA officers and employees in connection with the BSCA acquisition.

170

Restricted Stock Units

A summary of the changes in outstanding unvested restricted stock units during the years ended December 31, 2022 and 2021 is presented below:

December 31, 2022	Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	1,010,501	$10.55
Granted	257,378	$15.31
Vested	(131,269)	$11.69
Forfeited	(177,273)	$11.20
Unvested at end of year	959,337	$11.55

December 31, 2021	Restricted Shares	Weighted Average Grant Date Fair Value
Unvested at beginning of year	1,276,106	$9.37
Granted	232,347	$14.16
Vested	(466,164)	$8.97
Forfeited	(31,788)	$12.91
Unvested at end of year	1,010,501	$10.55

As of December 31, 2022, there was $7.4 million of total unrecognized compensation expense related to the outstanding restricted stock units that will be recognized over the weighted-average period of 2.2 years. The total grant date fair value of restricted stock units vested during 2022 and 2021 was $1.5 million and $4.2 million, respectively.

Of the total unvested restricted stock units outstanding as of December 31, 2022, vesting related to 275,171 shares is subject to various financial performance conditions being met by December 31, 2023, which the Company has assumed will be achieved for purposes of recognizing compensation cost. The associated cost is being charged to expense ratably over the requisite service period which extends to December 31, 2023. If the performance conditions are not achieved by 2023, the previously recognized compensation cost will be fully reversed. For the year ended December 31, 2022, stock-based compensation for performance-based restricted stock units totaled $843 thousand. For the year ended December 31, 2021, stock-based compensation for performance-based restricted stock units totaled $2.4 million, of which $1.7 million related to the accelerated stock-based compensation expense for the settlement of a former executive’s preexisting employment contract.

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Future levels of compensation cost recognized related to stock-based compensation awards may be impacted by new awards and/or modifications, repurchases and cancellations of existing awards. Under the terms of the 2019 Plan, vested options generally expire ninety days after the director or employee terminates the service affiliation with the Company.

NOTE 15 - REGULATORY MATTERS

At December 31, 2022 and 2021, the Company qualified for treatment under the Small Bank Holding Company Policy Statement (Regulation Y, Appendix C) and, therefore, is not subject to consolidated capital rules at the bank holding company level.

The Bank is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of the Bank’s assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Bank’s capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Banks considered to be “adequately capitalized” are required to maintain a minimum total capital ratio of 8.0%, a minimum Tier 1 capital ratio of 6.0%, a minimum common equity Tier 1 capital ratio of 4.5%, and a minimum leverage ratio of 4.0%. Banks considered to be “well capitalized” must maintain a minimum total capital ratio of 10.0%, a minimum Tier 1 capital ratio of 8.0%, a minimum common equity Tier 1 capital ratio of 6.5%, and a minimum leverage ratio of 5.0%. As of December 31, 2022 and 2021, the Bank is “well capitalized” under the regulatory framework for prompt corrective action (PCA). There are no conditions or events that management believes have changed the Bank’s categories. Management believes, as of December 31, 2022 and 2021, that the Bank met all capital adequacy requirements to which we are subject.

Basel III, the comprehensive regulatory capital rules for U.S. banking organizations, requires all banking organizations to maintain a capital conservation buffer above the minimum risk-based capital requirements in order to avoid certain limitations on capital distributions, stock repurchases and discretionary bonus payments to executive officers. The capital conservation buffer is exclusively comprised of common equity Tier 1 capital, and it applies to each of the three risk-based capital ratios but not to the leverage ratio. Effective January 1, 2019, the capital conservation buffer increased by 0.625% to its fully phased-in 2.5%, such that the common equity Tier 1, Tier 1 and total capital ratio minimums inclusive of the capital conservation buffers were 7.0%, 8.5%, and 10.5% at December 31, 2022. At December 31, 2022, the Bank was in compliance with the capital conservation buffer requirements. To be categorized as well-capitalized, the Bank must maintain minimum ratios as set forth in the table below.

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The following table also sets forth the Bank’s actual capital amounts and ratios:

			Amount of Capital Required
			To be		To be Well-
			Adequately		Capitalized under
	Actual		Capitalized		PCA Provisions
(dollars in thousands)	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2022:
Total Capital (to Risk-Weighted Assets)	$260,788	11.97%	$174,256	8.0%	$217,820	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	242,379	11.13%	130,692	6.0%	174,256	8.0%
CET1 Capital (to Risk-Weighted Assets)	242,379	11.13%	98,019	4.5%	141,583	6.5%
Tier 1 Capital (to Average Assets)	242,379	10.62%	91,297	4.0%	114,122	5.0%

As of December 31, 2021:
Total Capital (to Risk-Weighted Assets)	$237,478	14.99%	$126,728	8.0%	$158,411	10.0%
Tier 1 Capital (to Risk-Weighted Assets)	225,017	14.20%	95,046	6.0%	126,728	8.0%
CET1 Capital (to Risk-Weighted Assets)	225,017	14.20%	71,285	4.5%	102,967	6.5%
Tier 1 Capital (to Average Assets)	225,017	9.98%	90,153	4.0%	112,691	5.0%

The primary source of funds for the Company is dividends from the Bank. Under federal law, the Bank may not declare a dividend in excess of its undivided profits and, absent the approval of the OCC, the Bank’s primary banking regulatory, if the total amount of dividends declared by the Bank in any calendar year exceeds the total of the Bank’s retained net income of that current period, year to date, combined with its retained net income for the preceding two years. The Bank also is prohibited from declaring or paying any dividend if, after making the dividend, the Bank would be considered “undercapitalized” (as defined by reference to other OCC regulations). Federal bank regulatory agencies have authority to prohibit banking institutions from paying dividends if those agencies determine that, based on the financial condition of the bank, such payment will constitute an unsafe or unsound practice.

The Federal Reserve limits the amount of dividends that bank holding companies may pay on common stock to income available over the past year, and only if prospective earnings retention is consistent with the organization’s expected future needs and financial condition. It is also the Federal Reserve’s policy that bank holding companies should not maintain dividend levels that undermine their ability to be a source of strength to its banking subsidiaries. Additionally, in consideration of the current financial and economic environment, the Federal Reserve has indicated that bank holding companies should carefully review their dividend policies.

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NOTE 16 - FAIR VALUE

The fair value of a financial instrument is the amount at which the asset or obligation could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Fair value estimates are made at a specific point in time based on relevant market information and information about the financial instrument. These estimates do not reflect any premium or discount that could result from offering for sale at one time the entire holdings of a particular financial instrument. Because no market value exists for a significant portion of the financial instruments, fair value estimates are based on judgments regarding future expected loss experience, current economic conditions, risk characteristics of various financial instruments, and other factors. These estimates are subjective in nature, involve uncertainties and matters of judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Fair value of financial instruments

Fair value estimates are based on financial instruments both on and off the balance sheet without attempting to estimate the value of anticipated future business, and the value of assets and liabilities that are not considered financial instruments. Additionally, tax consequences related to the realization of the unrealized gains and losses can have a potential effect on fair value estimates and have not been considered in many of the estimates. The following methods and assumptions were used to estimate the fair value of significant financial instruments:

Cash and Due from Banks: The carrying amounts of cash and short-term instruments approximate fair values because of the liquidity of these instruments.

Fed Funds and Interest-Bearing Balances: The carrying amount is assumed to be the fair value given the short-term nature of these deposits.

Debt Securities Held to Maturity and Available for Sale: The fair values of securities held to maturity and available for sale are determined by obtaining quoted prices on nationally recognized securities exchanges or matrix pricing, which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted prices for specific securities but rather by relying on the securities’ relationship to other benchmark quoted securities.

Loans Held for Sale: The fair value of loans held-for-sale is based on commitments outstanding from investors as well as what secondary market investors are currently offering for portfolios with similar characteristics.

Loans Held for Investment, net: The fair value of loans, which is based on an exit price notion, is generally determined using an income based approach based on discounted cash flow analysis. This approach utilizes the contractual maturity of the loans and market indications of interest rates, prepayment speeds, defaults and credit risk in determining fair value. For impaired loans, an asset-based approach is applied to determine the estimated fair values of the underlying collateral. This approach utilizes the estimated net sales proceeds to determine the fair value of the loans when deemed appropriate. The implied sales proceeds value provides a better indication of value than using an income-based approach as these loans are not performing or exhibit strong signs indicative of non-performance.

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Restricted Stock Investments: Investments in FHLB and Federal Reserve stocks are recorded at cost and measured for impairment. Ownership of FHLB and Federal Reserve stocks are restricted to member banks and the securities do not have a readily determinable market value. Purchases and sales of these securities are at par value with the issuer. The fair value of investments in FHLB and Federal Reserve stock is equal to the carrying amount.

Other Equity Securities: The fair value of equity securities is based on quoted prices in active markets for identical assets to determine the fair value. If quoted prices are not available to determine fair value, the Company estimates the fair values by using independent pricing models, quoted prices of securities with similar characteristics, or discounted cash flows.

Other Real Estate Owned: Nonrecurring adjustments to certain commercial and residential real estate properties classified as OREO are measured at the lower of the carrying amount or fair value, less costs to sell. The fair value of OREO is generally based on recent real estate appraisals or broker opinions, obtained from independent third parties, which are frequently adjusted by management to reflect current conditions and estimated selling costs.

Accrued Interest Receivable: The fair value of accrued interest receivable approximates their carrying amounts.

Deposits: The fair values disclosed for demand deposits, including interest and non-interest demand accounts, savings, and certain types of money market accounts are, by definition based on carrying value. Fair value for fixed-rate certificates of deposit is estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregate expected monthly maturities on time deposits. Early withdrawal of fixed-rate certificates of deposit is not expected to be significant.

Borrowings: The fair values of the Company’s overnight borrowings from Federal Home Loan Bank approximates their carrying value as the advances were recently borrowed at market rate. The fair value of fixed-rated term borrowings is estimated using a discounted cash flow through the remaining maturity dates based on the current borrowing rates for similar types of borrowing arrangements. The fair values of subordinated debt are based on rates currently available to the Company for debt with similar terms and remaining maturities.

Accrued Interest Payable: The fair value of accrued interest payable approximates their carrying amounts.

Off-Balance Sheet Financial Instruments: The fair value of commitments to extend credit and standby letters of credit is estimated using the fees currently charged to enter into similar agreements. The fair value of these financial instruments is not material.

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The estimated fair value hierarchy level and estimated fair value of financial instruments at December 31, is summarized as follows:

		2022		2021
			Estimated		Estimated
	Fair Value	Carrying	Fair	Carrying	Fair
(dollars in thousands)	Hierarchy	Value	Value	Value	Value
Financial assets:
Cash and due from banks	Level 1	$60,295	$60,295	$22,435	$22,435
Fed funds and interest-bearing balances	Level 1	26,465	26,465	557,571	557,571
Debt securities available for sale	Level 2	112,580	112,580	55,567	55,567
Debt securities held to maturity	Level 2	53,946	47,906	—	—
Loans held for sale	Level 2	9,027	9,616	—	—
Loans held for investment, net	Level 3	1,880,674	1,836,782	1,493,091	1,498,804
Restricted stock, at cost	Level 2	14,543	14,543	12,493	12,493
Other equity securities	Level 2	5,096	5,096	2,136	2,136
Accrued interest receivable	Level 2	6,868	6,868	4,137	4,137

Financial liabilities:
Deposits	Level 2	1,931,905	1,929,947	1,973,098	1,972,610
Borrowings	Level 2	67,770	67,387	20,409	21,580
Accrued interest payable	Level 2	215	215	67	67

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Recurring fair value measurements

The following table provides the hierarchy and fair value for each major category of assets and liabilities measured at fair value on a recurring basis at the periods indicated:

	Recurring Fair Value Measurements
(dollars in thousands)	Level 1	Level 2	Level 3	Total
December 31, 2022
Securities available for sale:
U.S. government and agency and government sponsored enterprise securities:
Mortgage-backed securities	$—	$23,295	$—	$23,295
SBA securities	—	7,872	—	7,872
U.S. Treasury	—	5,952	—	5,952
U.S. Agency	—	6,183	—	6,183
Collateralized mortgage obligations	—	44,423	—	44,423
Taxable municipal	—	4,228	—	4,228
Tax exempt bank-qualified municipals	—	20,627	—	20,627
	$—	$112,580	$—	$112,580

December 31, 2021
Securities available for sale:
U.S. government and agency and government sponsored enterprise securities:
Mortgage-backed securities	$—	$17,315	$—	$17,315
SBA securities	—	11,400	—	11,400
U.S. Treasury	—	2,781	—	2,781
U.S. Agency	—	6,479	—	6,479
Collateralized mortgage obligations	—	10,288	—	10,288
Taxable municipal	—	5,522	—	5,522
Tax exempt bank-qualified municipals	—	1,782	—	1,782
	$—	$55,567	$—	$55,567

Nonrecurring fair value measurements

Certain assets and liabilities may be required to be measured at fair value on a nonrecurring basis in periods subsequent to their initial recognition. These assets and liabilities are not measured at fair value on an ongoing basis; however, they are subject to fair value adjustments in certain circumstances, such as when there is evidence of impairment. At December 31, 2022, the Company determined the amounts measured at fair value on a nonrecurring basis were immaterial and the Company did not have any nonrecurring fair value measurements at December 31, 2021.

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NOTE 17 - CONDENSED FINANCIAL INFORMATION OF PARENT COMPANY ONLY

Southern California Bancorp was organized in 2020 to serve as the holding company for Bank of Southern California, N.A., its wholly owned subsidiary. The earnings of the subsidiary are recognized using the equity method of accounting. The following tables present the parent company only condensed balance sheets at December 31, 2022 and 2021 and the related condensed statements of income and condensed statements of cash flows for the years ended December 31, 2022 and 2021.

Southern California Bancorp (Parent Company Only)

CONDENSED BALANCE SHEETS

	December 31,
(dollars in thousands)	2022	2021
ASSETS
Cash	$3,177	$2,838
Investment in Bank of Southern California	274,714	263,605
Other investments	315	93
Accrued interest and other assets	214	443
Total assets	$278,420	$266,979

LIABILITIES
Subordinated debt and other borrowings	$17,770	$20,409
Accrued interest and other liabilities	295	42
Total liabilities	18,065	20,451

SHAREHOLDERS’ EQUITY
Common stock	218,280	214,163
Retained earnings	48,516	32,403
Accumulated other comprehensive loss	(6,441)	(38)
Total shareholders’ equity	260,355	246,528
Total liabilities and shareholders’ equity	$278,420	$266,979

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Southern California Bancorp (Parent Company Only)

CONDENSED STATEMENTS OF INCOME

	Year Ended December 31,
(dollars in thousands)	2022	2021
INCOME
Other interest and dividends	$2	$3
Dividends from bank subsidiary	3,000	—
Total income	3,002	3
EXPENSES
Interest on borrowings	1,155	1,224
Merger and related expenses	1	347
Other noninterest expense	655	86
Total expenses	1,811	1,657
Income (loss) before income tax benefit	1,191	(1,654)
Income tax benefit	519	436
Income (loss) before equity in undistributed earnings (dividends in excess of equity in earnings) of subsidiary	1,710	(1,218)
Equity in undistributed earnings (dividends in excess of equity in earnings) of subsidiary	14,403	11,927
Net income	$16,113	$10,709

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Southern California Bancorp (Parent Company Only)

CONDENSED STATEMENTS OF CASH FLOWS

	Year Ended December 31,
(dollars in thousands)	2022	2021
OPERATING ACTIVITIES
Net Income	$16,113	$10,709
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Amortization of debt issuance costs	95	95
Amortization of junior subordinated debentures fair value adjustment	12	49
Loss on early debt extinguishment	347	—
(Equity in undistributed earnings) dividends in excess of equity in earnings of subsidiary	(14,403)	(11,927)
Other Items	481	(207)
Net cash provided by (used in) operating activities	2,645	(1,281)

INVESTING ACTIVITIES
Proceeds from junior subordinated debentures investment	93	—
Net purchase of other equity investments	(315)	—
Cash paid in business combination	—	(21)
Net cash used in investing activities	(222)	(21)

FINANCING ACTIVITIES
Repayment of other borrowings	(3,093)	—
Issuance of common stock, net of costs	—	—
Proceeds from exercise of stock options	1,009	172
Net cash provided by financing activities	(2,084)	172

Increase (decrease) in cash and cash equivalents	339	(1,130)
Cash and cash equivalents, beginning of year	2,838	3,968
Cash and cash equivalents, end of year	$3,177	$2,838

NOTE 18 - SUBSEQUENT EVENTS

The Company has evaluated subsequent events for recognition and disclosure through March 1, 2023, the date the consolidated financial statements were available to be issued.

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Item 14. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 15. Financial Statements and Exhibits

(a) FINANCIAL STATEMENTS. The following financial statements are included in this report:

The financial statements and financial statement schedules are filed as part of this registration statement and begin on page 121 and an index thereto is included in Item 13.

(b) EXHIBITS. The following exhibits are included as part of this report:

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of April 26, 2021, by and among Southern California Bancorp, Bank of Southern California, N.A., and Bank of Santa Clarita

3.1	Articles of Incorporation of Southern California Bancorp

3.2	Bylaws of Southern California Bancorp

4.1	Form of Certificate of Common Stock of Southern California Bancorp

4.2	Long-term borrowing instruments are omitted pursuant to Item 601(b)(4)(iii) of Regulation S-K. The Company undertakes to furnish copies of such instruments to the Securities and Exchange Commission upon request.

10.1	Form of Indemnification Agreement by and between Southern California Bancorp and its directors and executive officers

10.2	Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended*

10.3	Form of Restricted Shares Award Agreement under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended*

10.4	Form of Stock Option Award Agreement under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended*

10.5	Restricted Shares Award Agreement (Performance Based), dated October 26, 2020, with David I. Rainer under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended*

10.6	Restricted Shares Award Agreement (Performance Based), dated October 26, 2020, with Thomas G. Dolan, under the Southern California Bancorp 2019 Omnibus Equity Incentive Plan, as amended*

10.7	Bank of Southern California 2011 Omnibus Equity Incentive Plan*

10.8	Form of Stock Option Award Agreement under the Bank of Southern California 2011 Omnibus Equity Incentive Plan*

10.9	Amended and Restated Employment Agreement, dated as of January 18, 2023, by and among Southern California Bancorp, Bank of Southern California, N.A. and David I. Rainer*

10.10	Form of Change in Control Agreement by and among Southern California Bancorp, Bank of Southern California, N.A. and each of Thomas Dolan and Richard Hernandez*

10.11	Form of Change in Control Agreement, by and among Southern California Bancorp, Bank of Southern California, N.A. and certain of its executive officers*

10.12	Supplemental Executive Retirement Agreement, dated as of July 14, 2021, by and between Bank of Southern California, N.A. and Thomas Dolan*

10.13	Supplemental Executive Retirement Agreement, dated as of July 14, 2021, by and between Bank of Southern California, N.A. and Richard Hernandez*

10.14	Southern California Bancorp Management Incentive Plan*

10.15	Employment Agreement, dated as of April 16, 2021, by and between Bank of Southern California, N.A. and Frank D. Di Tomaso*

10.16	Stock Purchase Agreement, dated September 22, 2016, by and between Bank of Southern California, N.A. and Castle Creek Capital Partners VI, LP.

10.17	Side Letter, dated October 16, 2019, by and between Bank of Southern California, N.A. and Castle Creek Capital Partners, VI, LP.

21.1	Subsidiaries of Southern California Bancorp

*	Indicates a management contract or compensatory plan.

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SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SOUTHERN CALIFORNIA BANCORP

Date: April 6, 2023	/s/ David I. Rainer
David I. Rainer
Chief Executive Officer
(Duly Authorized Representative)

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